Brookfield

2025

Brookfield Corporation

Q2 INTERIM REPORT

INTERIM REPORT Q2 2025

	Three Months Ended		Six Months Ended
(UNAUDITED) FOR THE PERIODS ENDED JUN. 30	2025	2024	2025	2024
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenues	$18,083	$23,050	$36,027	$45,957
Net income	1,055	(285)	1,270	234
Net income attributable to shareholders	272	43	345	145
Distributable earnings before realizations[1]	1,253	1,113	2,554	2,114
Distributable earnings[1]	1,385	2,127	2,934	3,343
PER SHARE
Net income	$0.15	$0.00	$0.17	$0.04
Distributable earnings before realizations[1]	0.80	0.71	1.62	1.34
Distributable earnings[1]	0.88	1.35	1.86	2.11
Dividends[2]	0.09	0.08	0.18	0.16
(UNAUDITED) AS AT JUN. 30, 2025 AND DEC. 31, 2024
			2025	2024
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Consolidated results
Balance sheet assets			$506,068	$490,424
Equity			161,645	165,383
Common equity			42,493	41,874
Diluted number of common shares outstanding			1,590	1,602
Market trading price – NYSE			$61.85	$57.45
1.See definition in the MD&A Glossary of Terms beginning on page 58 for definitions of non-IFRS performance measures.
2.See Corporate Dividends on page 28.
Q2 2025 Interim Report    1

2    BROOKFIELD CORPORATION

BROOKFIELD AT A GLANCE
We are a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have one of the largest pools of discretionary capital globally, which is deployed across our three core businesses—Asset Management, Wealth Solutions, and our Operating Businesses. Through our core businesses, we invest in real assets that form the backbone of the global economy to deliver strong risk-adjusted returns to our stakeholders. Over the long term, we are focused on delivering 15%+ annualized returns to shareholders.
With a 100+ year heritage as an owner and operator of real assets, we have a proven track record of deploying capital to build market leading businesses that generate attractive long-term total returns. The cash flows generated from our businesses are generally underpinned by stable, inflation-linked, largely contracted, and growing revenue streams with high cash margins. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles.
As a proven value investor, we remain focused on allocating the distributions we receive from our businesses to enhance value for our shareholders. We will continue to deploy the substantial free cash flows we receive towards supporting the growth of our three businesses, new strategic opportunities, and share buybacks. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities.
Our scale, stability, and diversification create a differentiated business model, positioning us well as a partner of choice for the global buildout of infrastructure, the transition to a sustainable energy future, and take-private opportunities. We expect the flexibility of our capital and reputation as a good partner to create a significant proprietary pipeline of opportunities.
Sound sustainability principles are integral to building resilient businesses and creating long term value for our investors and other stakeholders. As a result, we embed these principles into all our activities—including our investment process—and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.

HOW WE INVEST
•The Brookfield Ecosystem We invest where we can bring our competitive advantages to bear, leveraging our global presence and reputation, the synergies of our business, and access to large-scale, flexible capital.
•Long-Life, High-Quality Assets and Businesses We invest in a global and diverse portfolio of high-quality assets and businesses that generate stable, inflation-linked, largely contracted and growing revenue streams, and high cash margins.
•Proven Capital Allocator We are a value investor with a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our deep investment and operational expertise.
•Disciplined Financing Approach We take a conservative approach to the use of leverage, ensuring that we can preserve capital across business cycles.
•Sustainability We are committed to ensuring that the businesses we invest in are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.

“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” is comprised of ownership interests in our Asset Management, Wealth Solutions and Operating Businesses. Our Asset Management business includes Brookfield Asset Management Ltd. (“BAM”) and our direct investments into and alongside private funds managed by BAM. Our Wealth Solutions business is via our equity accounted investment in Brookfield Wealth Solutions Ltd., a separate issuer. Our “Operating Businesses” include Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate issuers included within our Renewable Power and Transition, Infrastructure and Private Equity segments, respectively, and issuers in the Brookfield Property Group, which are included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to the transition funds, infrastructure funds, private equity funds, real estate funds, and credit funds of our Asset Management business. Our other businesses include our corporate activities. Please refer to the Glossary of Terms beginning on page 58 which defines our key performance measures that we use to measure our business.
Q2 2025 Interim Report    3

LETTER TO SHAREHOLDERS
OVERVIEW
Financial performance was strong in the second quarter, supported by continued momentum across our core businesses and the significant pickup in transaction activity.
Strong underlying fundamentals drove demand and supported cash flow growth in both our asset management and operating businesses. Our wealth solutions business continues to grow its asset base, leveraging our investment capabilities to drive returns. The business recently announced an agreement to acquire Just Group, a U.K. leader in pension risk transfer solutions for $3.2 billion, building on the foundation we have established in the U.K. and following the successful licensing and launch of our U.K. business earlier this year. As one of the largest infrastructure and property investors in the country, this acquisition will enable our business to grow substantially.
Despite the multiple geopolitical issues and tariff turmoil, global equities reached new all-time highs, credit spreads tightened, and interest rates remain largely unchanged—and are expected to start going down on the short-end soon. U.S. economic data continued to be resilient in spite of fluid trade negotiations, and while the timing and outcomes still remain uncertain, our business continues to be largely unaffected.
The relative calm and supportive posture of global markets led to an increase in monetization activity. Year to date, we sold over $55 billion of assets. Financing markets are also strong, enabling us to complete $94 billion of financings across the franchise this year.
Against an increasingly constructive market backdrop, the key themes that ground our capital deployment—digitalization, deglobalization and decarbonization—are accelerating. With a record $177 billion of deployable capital, we are well-positioned to capitalize on opportunities and as stability and liquidity in the capital markets come back, monetization activity grows for the types of high-quality businesses and assets we own.
We announced the split of our shares on a 3-for-2 basis. While this action does not impact the underlying value of the Corporation, it costs us virtually nothing to do, and ensures our shares are accessible to a broad base of investors.
MONETIZATIONS ARE BACK
Market sentiment is improving and is increasingly supportive for high-quality asset transactions. To date this year, we sold over $55 billion of assets across the business. Substantially all sales were at or above our carrying values, monetizing significant value for our clients at attractive returns.
In real estate, our $15 billion of asset sales included a number of landmark transactions diversified across geographies and sectors. We successfully completed the initial public offering of Leela Palaces, Hotels and Resorts, our luxury hotel portfolio across India, a transaction that valued the business at $1.8 billion. The IPO was 4.5x oversubscribed, reflecting strong demand from both domestic and global investors. In Europe, we sold Mare Nostrum Resort, a beachfront property in Tenerife, Spain, for €433 million, marking the largest single-asset hotel trade ever in Spain. We sold Livensa Living, a student housing platform in Southern Europe, for €1.2 billion. In Australia, we completed the sale of a senior living platform for A$3.85 billion, generating a 19% IRR and a 2.3x multiple of capital. In the U.S., we closed on the sale of a triple net lease platform for $2.2 billion. These transactions all crystallized strong risk-adjusted returns and generated significant cash flow for our investors.
In energy, we sold $7 billion of assets this year, reflecting the sustained global demand for high-quality renewable power assets. We closed the sale of a 25% stake in Shepherds Flat, one of the largest wind farms in the U.S., and we sold a minority interest in a portfolio of stable, operating U.S. hydro assets. We also completed the partial sale of a South American hydro platform, from the third vintage of our flagship infrastructure fund, fully exiting the fund’s stake in the investment. Since our initial investment in 2016, the business has consistently delivered strong performance, and its outlook remains strong. To date this year, our energy monetizations achieved an aggregate 17% IRR, underscoring the strength of our strategy and execution.
4    BROOKFIELD CORPORATION

In infrastructure, we continued to advance our monetization pipeline, generating nearly $13 billion in proceeds through a series of strategic exits and partial sales. We completed the sale of our remaining interest in a U.S. gas pipeline, generating approximately $1.4 billion in proceeds, and closed the sale of a minority stake in our export facilities for metallurgical coal. We also sold 60% of PD Ports, one of the U.K.’s largest port operations for approximately $1.3 billion of proceeds, achieving a 19% IRR and a 7.5x multiple of capital. At our European hyperscale data center platform, we also agreed to sell an incremental 60% stake in a 244-megawatt portfolio of operating sites for $2.4 billion. In Australia, we disposed of part of our container terminal operation for $2.0 billion, generating a 17% IRR and nearly a 4x multiple of capital. Finally, we sold 33% of a portfolio of fully contracted containers at our global intermodal logistics operation, which to date has generated $1.7 billion.
TODAY WE INVEST IN INSURANCE; THE FUTURE IS GOING TO BE INSURANCE FINANCED INVESTING
With $180 billion of capital, our Brookfield Corporation balance sheet has one of the largest pools of discretionary capital globally. Today this is predominantly invested into real assets beside our asset management clients, where we have deep investing and operating expertise and a strong track record of investment returns over a long period of time. Despite being very moderately financed (hence very risk averse), we have compounded returns for our shareholders at 18% per annum over the last 30 years.
Our long-term plan is to further enhance the efficiency of our capital structure, thereby enhancing the returns we can earn on our equity, without changing the risk profile of the business. This is being done by refocusing overall Brookfield as an investment-led insurance organization, using our large-scale capital base to back long-duration, low risk insurance. On the asset side of the balance sheet, we remain focused on the same asset classes where we have proven best-in-class investment skills, which are ideally suited for insurance.
To date, we have had two primary sources of capital: our balance sheet, and institutional client capital in our asset management business. In our next evolution, we are focusing our balance sheet to back our growing insurance operations, meaning that our capital will increasingly come from individual investors via our insurance float.
Today, our $135 billion insurance float consists of largely long-duration fixed rate annuities—effectively savings products sold to individuals, whereby we promise to pay an annual coupon of ±5% and repay the principal at the end of a ±7 to 15 year term. These policies are very low risk in nature, and we can use this float to invest in assets within the parameters set out by insurance regulators.
The types of assets best suited for this capital are moderate risk alternatives and credit products—both of which align well with our investment expertise. We intend to allocate further equity capital to our annuity business, and over time the equity base backing these policies could increase to $75 to $100 billion, allowing us to grow our annuity book to $500 to $750 billion.
Today, a small portion of the business—$3.5 billion of equity and $8 billion of assets—backs insurance written for the Property & Casualty market. Over time, the equity could grow to $30 to $50 billion, which in turn should underpin a book of $100 to $150 billion of P&C insurance. Equity investments are ideally suited for the assets that support Property & Casualty liabilities, and align well with our investment capabilities.
Property & Casualty insurance may sound complicated, but it’s not. You all buy it for your car, house, your business or other things you insure in everyday life. Importantly, we are focused on writing low-risk specialty lines of business where we have a competitive edge and can therefore operate profitably and at scale. Our internal knowledge gives us confidence to write policies, but more importantly, informs us when markets get too competitive and we should stop writing business until the market is less competitive and just use our capital elsewhere.
Q2 2025 Interim Report    5

Today we write policies for real estate construction in New York State. Because we have immense real estate knowledge and understand construction risks intimately, we have confidence that we can price construction insurance like few others can, and we intend to expand this business across the U.S. and internationally. In another example, we provide insurance for industrial warehouses, renewable power facilities, and industrial plants. Again, we understand these businesses very well, having operated them for decades, which means that we come at this insurance with a different, and much more informed, lens than most. Our goal is to dominate some specific lines of business over time by focusing on the asset classes that Brookfield knows best.
Our intention is to continue to fund our insurance operations from the Brookfield Corporation balance sheet. This gives great comfort to our regulators that our dollars underpin the policies we insure for individuals. When we established this business, we originally intended it to be one arm of Brookfield; however, after five years of meaningful growth behind us, and seeing the large number of opportunities ahead as the industry evolves, this business is becoming an increasingly foundational component of our vision for Brookfield over the long term. Stay tuned as we move forward.
AI FACTORIES ARE THE NEXT MAJOR ASSET CLASS
We are launching a strategy for development of AI infrastructure, including AI Factories, as the next evolution of the build-out of the global economy. Over the next five years, this will create a new asset class within the overall infrastructure investment landscape, and with it drive the next evolution of our long-term plan to dominate asset classes related to investment into backbone infrastructure. This started 30 years ago with real estate, moved to pipelines and electrical transmission lines, and has recently been led by renewable power, data centers, fiber lines, and telecom towers. AI infrastructure is the natural next frontier–providing the essential compute and power backbone for the AI-driven global economy.
We own, or are working to assemble, all the pieces of our first seven major AI compute sites which will be built out over the next five years and require around $200 billion of capital. These sites include two in Europe which will scale to ±$40 billion, two in the U.S. with a cost upwards of $75 billion, one in the U.K. for $20 billion, and two in Canada for close to $50 billion. These sites will include power, data center shells, and the equipment to provide compute capacity to the industry leaders of artificial intelligence, governments, and corporates seeking compute capacity. This effort draws on the strength of our global operating teams in real estate, power, and infrastructure—each a global leader in its category. The combination of our unparalleled operating skills in these three areas, coupled with our access to scale capital, should make us one of the unique counterparties to achieve success with this strategy.
The scale of just these seven current developments is around 6 gigawatts of compute infrastructure capacity. The total investment for these seven sites of $200 billion, including chips and processing servers, will be provided from our various funding sources, including senior financing and new funds which are being raised specifically for this purpose. This is similar to the split-off of transition from our infrastructure group five years ago.
To advance our AI factory buildouts, we are collaborating with a number of large technology firms. Our partners are providing us access to high performance computing hardware as well as off-take agreements. Most of these groups are already major partners and therefore well known to us. This will enable us to deliver world-class compute capacity across all of our sites and position us as a key enabler of next-generation AI infrastructure, as technology companies with cloud computing, AI services, and semiconductor designers are increasingly in need of infrastructure operators like us to scale their innovations in the real world. In addition to the large technology firms, we are also engaged in discussions with sovereigns and large enterprises seeking access to high performance compute.
By leveraging our proven capabilities built over the past 30 years, we are positioned to lead in this emerging asset class. With foundational sites already underway and ongoing discussions with strategic partners–we are shaping the future of infrastructure investment. This marks the next chapter in our long-term strategy to remain at the forefront of the evolution of the backbone of the global economy.
6    BROOKFIELD CORPORATION

PRIVATE ASSET INVESTING CONTINUES TO GROW
We often get asked for our opinion on private investing, which seems to be a much misunderstood topic. To make it very simple, private investing is merely the investment of capital into either the debt or equity of businesses. But instead of the equity of the businesses being listed, they are private—and instead of the debt being traded or owned by regulated banks, it is owned by investors like us.
Private Equity investing (as investing in the equity of private businesses is commonly known) is merely the ownership of 100% of businesses on a private basis. Owning businesses privately is far more flexible in terms of executing business plans, as investors can execute plans just like any entrepreneur would do, without the disruptive eye of quarterly reporting and constraints the public markets often impose. Each business can be run for long-term growth and performance. Most importantly, private asset investing has proven to be extremely successful, with many decades of outperformance.
Private Credit (as private lending from institutional non-bank groups like us is generally known) is growing in scale and should continue to grow, as private credit providers can provide more flexibility in terms to borrowers. Furthermore, from a risk standpoint, contrary to common belief, there is also far less risk to the overall financial system as these loans are generally owned without any, or limited, leverage.
Thirty years ago, institutional investors only had the opportunity to own listed bonds (mostly government bonds) and public equities; two things have changed the investment industry forever. The first is that the scale of sovereign and institutional funds have compounded to sums of capital never imagined before—$20 trillion and counting. The second is that an industry has now developed to directly invest this capital into the debt and equity of private businesses. Investors no longer have to be held hostage to the volatility of the public markets because companies like ours allow ownership of large parts of businesses by investors. As a result, institutional investors can now avoid the distractions of the public markets and earn better returns.
For these reasons, the scale of private assets has grown every year for 30 years and will not be stopping anytime soon. Institutional investors globally are better for it, and retirement accounts will soon have the same access.
THE WORLD’S ELECTRICITY GRIDS ARE TRANSFORMING
Globally the demand for electricity continues to accelerate at a torrid pace, driven by a generational step-change in demand for power to drive the AI revolution and more broadly, the electrification of the global energy grid. This has created a tremendous investment opportunity across our franchise, particularly for our renewables and infrastructure businesses.
The growth prospects for low-cost, mature renewables technologies are better than at any point in history, as they now play the leading role in the requirements for “any-and-all” increases in generation capacity.
Further, as growing energy demand is being met with new build capacity, it is creating two challenges—transmission availability and grid stability. Grids are simply not able to handle this rise in supply and as a result, countries around the world are looking to the build-out of transmission capacity, development of energy storage solutions and, in certain cases, behind-the-meter distributed generation.
We see large scale battery systems and distributed generation as increasingly important parts of the solution. The grid scale batteries being developed today are able to charge when the sun is out or when the wind is blowing and then discharge power at other times, enabling a more consistent power supply. Distributed generation is able to reduce demand during peak hours and provide back-up power when grids are strained. The modular nature of both these technologies also makes them relatively easy to deploy almost anywhere.
Batteries have become more cost effective, with costs declining almost 100% in the past decade as supply chains benefit from economies of scale. With this, we expect that they will become a significant component of stabilizing the world’s transmission grids and supporting the accelerated build-out of low-cost, mature renewable technologies. We also expect that distributed generation will continue to see strong demand and build-out to meet the significant energy demand growth we are seeing today.
Q2 2025 Interim Report    7

At the end of 2024, we advanced our efforts to grow our renewable operations and build out battery systems by acquiring the French listed company, Neoen—a global scale renewable platform with a best-in-class management and market leading positions in France, Australia and the Nordics. The company has an 8,000-megawatt portfolio of highly contracted operating or under construction assets, and a large, advanced stage 20,000-megawatt pipeline.
Neoen is also a leading operator and developer of battery energy storage systems, a technology we are increasingly investing in. With increasing demand, lower capital costs and higher potential revenues from stabilizing services, we are focused on deploying capital into battery energy storage solutions in select markets. Over the past year, we were awarded twenty-year capacity contracts for approximately 800 megawatts of battery storage from the grid operator in Ontario and began construction on 220 megawatts of capacity in Texas. With these development projects, we are now one of the largest battery developers globally.
Adding battery storage and distributed generation to our suite of capabilities over the past couple of years is especially exciting for us in the context of our broader business, as we can now deliver an even more comprehensive solution across Brookfield for our customers. We are one of the largest operators and developers of traditional utility scale renewables and distributed generation, have a leading nuclear power business in Westinghouse, and are the largest private operator of hydro facilities in the U.S.–all of which can help provide scale baseload energy to the grid.
The combination of our global scale, significant access to capital and these combined operating and development capabilities allows us to deliver solutions to our customers few others can. Our differentiated offering is deepening our relationships with the largest and fastest growing institutions globally that are driving the surge in demand for power, and should help us generate significant value for our shareholders over the long term.
CLOSING
We remain committed to investing capital for you in high-quality assets that earn solid cash returns on equity, while emphasizing downside protection for the capital employed. The primary objective of the company continues to be generating increased cash flows on a per-share basis and, as a result, higher intrinsic value per share over the longer term.
We look forward to seeing you on September 10th in Manhattan at our Investor Day. If you cannot attend in person, our presentation will be webcast live on our website, and also available for replay.
Thank you for your interest in Brookfield, and please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas you wish to share.
Sincerely,
Bruce Flatt
Chief Executive Officer
August 7, 2025

Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bn.brookfield.com/reports-filings.
8    BROOKFIELD CORPORATION

MANAGEMENT’S
DISCUSSION AND ANALYSIS

ORGANIZATION OF MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Renewable Power and Transition	40
Overview	12	Infrastructure	43
PART 2 – REVIEW OF CONSOLIDATED		Private Equity	45
FINANCIAL RESULTS		Real Estate	47
Overview	15	Corporate Activities	48
Income Statement Analysis	16	PART 4 – CAPITALIZATION AND LIQUIDITY
Balance Sheet Analysis	23	Capitalization	49
Foreign Currency Translation	27	Liquidity	53
Corporate Dividends	28	Review of Consolidated Statement of Cash Flows	55
Summary of Quarterly Results	29	PART 5 – ACCOUNTING POLICIES AND INTERNAL
PART 3 – OPERATING SEGMENT RESULTS		CONTROLS
Basis of Presentation	31	Accounting Policies, Estimates and Judgments	56
Summary of Results by Operating Segment	32	Management Representations and Internal
Asset Management	34	Controls	57
Wealth Solutions	39	GLOSSARY OF TERMS	58
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” is comprised of ownership interests in our Asset Management, Wealth Solutions and Operating Businesses. Our Asset Management business includes Brookfield Asset Management Ltd. (“BAM”) and our direct investments into and alongside private funds managed by BAM. Our Wealth Solutions business is via our equity accounted investment in Brookfield Wealth Solutions Ltd., a separate issuer. Our “Operating Businesses” include Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate issuers included within our Renewable Power and Transition, Infrastructure and Private Equity segments, respectively, and issuers in the Brookfield Property Group, which are included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to the transition funds, infrastructure funds, private equity funds, real estate funds, and credit funds of our Asset Management business. Our other businesses include our corporate activities.
Please refer to the Glossary of Terms beginning on page 58 which defines our key performance measures that we use to measure our business.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedarplus.ca and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov/edgar.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.
Information contained in or otherwise accessible through the websites mentioned throughout this report does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference. Any other reports of the company referred to herein are not incorporated by reference unless explicitly stated otherwise.
Q2 2025 Interim Report    9

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield Corporation are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this Report include statements referring to future results, performance, achievements, prospects or opportunities of Brookfield Corporation or the Canadian, U.S. or international markets, the impact of current market or economic conditions on our businesses, the future state of the economy or the securities market, the anticipated allocation and deployment of our capital, our liquidity and ability to access and raise capital, our fundraising targets, our target growth objectives, our target carried interest, and the impact of acquisitions and dispositions on our business.
Although Brookfield Corporation believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including asset management, wealth solutions, renewable power and transition, infrastructure, private equity, real estate and corporate activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this Report and such other date specified herein. Except as required by law, Brookfield Corporation undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.
Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).
Target returns and growth objectives set forth in this Report are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield Corporation in relation to the investment
10    BROOKFIELD CORPORATION

strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield Corporation’s control, the actual performance of the business could differ materially from the target returns and growth objectives set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns and growth objectives. No assurance, representation or warranty is made by any person that the target returns or growth objectives will be achieved, and undue reliance should not be put on them.
Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Corporation believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Corporation makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.
CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). We use these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS Accounting Standards. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS Accounting Standards, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 58 for all non-IFRS measures.
Q2 2025 Interim Report    11

PART 1
OUR BUSINESS AND STRATEGY
OVERVIEW
We are a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have one of the largest pools of discretionary capital globally, which is deployed across our three core businesses—Asset Management, Wealth Solutions, and our Operating Businesses. Through our core businesses, we invest in real assets that form the backbone of the global economy to deliver strong risk-adjusted returns to our stakeholders. Over the long term, we are focused on delivering 15%+ annualized returns to shareholders.
With a 100+ year heritage as an owner and operator of real assets, we have a proven track record of deploying capital to build market leading businesses that generate attractive long-term total returns. The cash flows generated from our businesses are generally underpinned by stable, inflation-linked, largely contracted, and growing revenue streams with high cash margins. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles.
As a proven value investor, we remain focused on allocating the distributions we receive from our businesses to enhance value for our shareholders. We will continue to deploy the substantial free cash flows we receive towards supporting the growth of our three businesses, new strategic opportunities, and share buybacks. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities.
Our scale, stability, and diversification create a differentiated business model, positioning us well as a partner of choice for the global buildout of infrastructure, the transition to a sustainable energy future, and take-private opportunities. We expect the flexibility of our capital and reputation as a good partner to create a significant proprietary pipeline of opportunities.
Sound sustainability principles are integral to building resilient businesses and creating long term value for our investors and other stakeholders. As a result, we embed these principles into all our activities—including our investment process—and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.
✓    Investment Focus
    We invest in a global and diverse portfolio of high-quality assets and businesses that are predominantly long-term or perpetual in nature and have the following attributes:
•stable, largely contracted or inflation-linked, and growing revenues
•ability to drive outsized financial returns through operational excellence
•highly cash-generative
•high barriers to entry with a market leading position
•offer continuous deployment opportunities
✓    Focused Investment Strategies
    We invest where we can bring our competitive advantages to bear, leveraging our global presence, deep operating expertise, and large-scale, flexible capital to achieve strong returns across market cycles.
12    BROOKFIELD CORPORATION

✓    Proven Capital Allocator
    We are a value investor with a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our deep investment and operational expertise.
✓    Disciplined Financing Approach
    We take a conservative approach to the use of leverage, ensuring that we can preserve capital across business cycles. Underlying investments are typically funded at investment-grade levels on a standalone and non-recourse basis, providing us with a stable capitalization. Only 6% of the total leverage1 reported in our consolidated financial statements has recourse to the Corporation.
✓    Sustainability
We are committed to ensuring that the businesses we invest in are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.
We calculate the value of Brookfield Corporation as the capital we have in our three core businesses—Asset Management, Wealth Solutions, and Operating Businesses. Our financial returns are represented by capital appreciation and distributions from our businesses. The primary performance measure that we use to evaluate the performance of our business is distributable earnings (“DE”)1.
ASSET MANAGEMENT
Our Asset Management business is a leading global alternative asset manager, with over $1 trillion of assets under management (“AUM”)1 as at June 30, 2025 across renewable power and transition, infrastructure, private equity, real estate and credit. The business invests client capital for the long term with a focus on real assets and essential service businesses that form the backbone of the global economy. The business draws on our heritage as an owner and operator to invest for value and generate strong returns for clients, across economic cycles. Our clients include some of the world’s largest institutional investors, including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies, and individual investors.
Within each investment vertical, our business manages capital in a variety of products that broadly fall into one of three categories: i) long-term private funds, ii) perpetual strategies and iii) liquid strategies1. Products within these three strategies have similar base management fee1 and carried interest1 or performance fee1 drivers.
Our capital in this business is via our 73% ownership interest in Brookfield Asset Management Ltd. (“BAM”)1,2,3 for which we receive quarterly distributions, our carried interest, as well as our direct investments into and alongside private funds managed by BAM. Our direct investments are primarily comprised of capital invested in flagship real estate private funds which own high-quality assets and portfolios with operational upside (“LP Investments”) across logistics, multifamily, hospitality, office, retail, triple net lease, self-storage, student housing and the manufactured housing sectors. We also invest directly in certain private equity and credit funds.
WEALTH SOLUTIONS
Our Wealth Solutions business, via our equity accounted investment in Brookfield Wealth Solutions Ltd., is a wealth solutions provider focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions.
As at June 30, 2025, total insurance assets within our Wealth Solutions business grew to $135 billion with the origination of new annuities and pension risk transfer transactions during the quarter, and annualized earnings are $1.7 billion. Spread earnings are expected to grow as we continue to reposition the investment portfolio over time.
BAM acts as the investment manager of most of the assets of BWS.
1 See definition in Glossary of Terms beginning on page 58.
2 In February 2025, the Corporation exchanged its interest in Brookfield Asset Management ULC for an interest in Brookfield Asset Management Ltd. on a one-for-one basis. Following this transaction, the Corporation holds a 73% ownership interest in BAM, which in turn holds 100% of our Asset Management business.
3 In June 2025, we transferred a 4% direct interest in BAM to our wealth solutions business. On a combined basis with our wealth solutions business, we hold a 73% ownership interest in BAM, 69% is held directly and 4% is held through BWS.
Q2 2025 Interim Report    13

OPERATING BUSINESSES
We have approximately $44 billion of capital on a blended basis in our Operating Businesses as a result of our history as an owner and operator of real assets. This capital generates attractive financial returns and provides important financial stability and flexibility to the Corporation.
Renewable Power and Transition, Infrastructure, and Private Equity
Our investments in Renewable Power and Transition, Infrastructure, and Private Equity serve as publicly listed permanent capital vehicles that also act as our primary vehicles for making commitments to the private funds of our Asset Management business, providing each with a strong pipeline for growth. Each of these businesses share key characteristics—highly diversified by sector and geography, generating stable and often inflation-linked revenue streams, high cash margins, market leading positions, high barriers to entry and opportunities to invest additional capital to enhance returns—all of which enable us to generate very attractive risk-adjusted returns on our capital.
Our Renewable Power and Transition business owns a diverse portfolio of high-quality assets across multiple continents and technologies including hydroelectric, wind, utility-scale solar, and distributed energy and sustainable solutions investments. Our capital in this business is primarily via our 46% ownership interest in Brookfield Renewable Partners (“BEP”)1 for which we receive quarterly distributions. We also enter into energy contracts, which are our contractual arrangements with BEP to purchase power generated by certain North American hydro assets at a fixed price that is then resold on a contracted or uncontracted basis.
Our Infrastructure business is one of the world’s largest infrastructure investors, which owns and operates assets across the utilities, transport, midstream and data sectors. Our capital in this business is via our 26% ownership interest in Brookfield Infrastructure Partners (“BIP”)1 for which we receive quarterly distributions.
Our Private Equity business is a leading global owner and operator of businesses that provide essential products and services in the business services and industrials sectors. On a combined basis with our wealth solutions business, we hold a 68% ownership interest in Brookfield Business Partners (“BBU”)1, 42% being directly held by the Corporation, and for which we receive quarterly distributions. BBU has a policy of paying a modest distribution and reinvesting the majority of its funds from operations (“FFO”) back into its businesses to further enhance value.
Real Estate
Our Real Estate business is a diversified global real estate business that owns and operates premier office, dominant retail, luxury urban retail and hotels, and multi & single family residential properties.
Our capital in this business is via our 100% ownership stake in Brookfield Property Group (“BPG”)1, which today consists of an irreplaceable portfolio of premier properties in global gateway cities (“core”), and a portfolio designed to maximize returns through a development or buy-fix-sell strategy (“transitional and development”), including our capital invested in our North American residential business.
Refer to Parts 2 and 3 of this MD&A for more information on our operations and performance.

1 See definition in Glossary of Terms beginning on page 58.
14    BROOKFIELD CORPORATION

PART 2
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). Starting on page 55 of our 2024 annual report, we provide an overview of our fair value accounting process and why we believe it provides useful information for investors about our performance. We also provide an overview of our application of the control-based model under IFRS Accounting Standards used to determine whether or not an investment should be consolidated. Our fair value accounting process and application of the control-based model under IFRS in the period were consistent with those referenced in our 2024 annual report.
OVERVIEW
During the current quarter, net income was supported by continued fundraising momentum in our Asset Management business, strong investment performance and disciplined capital deployment in our Wealth Solutions business, and the stable and resilient cash flows of our Operating Businesses.
Net income was $1.1 billion in the current quarter, with $272 million attributable to common shareholders ($0.15 per share) and $783 million attributable to non-controlling interests.
The $1.3 billion increase in net income over the prior year quarter was primarily attributable to:
•same-store1 growth, primarily from inflation-linked revenues and organic growth initiatives across our Infrastructure and Renewable Power and Transition segments;
•the recognition of tax benefits at our advanced energy storage operation within our Private Equity segment;
•an increase in fair value changes of $1.6 billion, primarily related to valuation increases on our U.S. manufactured housing and triple net lease portfolios, as well as the derecognition of deferred tax liabilities at our Australian senior living portfolio in our LP investments and a gain on the step-up revaluation of our Brazilian electricity transmission operation within our Infrastructure segment; and
•a decrease in income tax expense of $170 million compared to the prior year quarter primarily due to the recognition of deferred tax assets; partially offset by
•a decrease in other income and gains of $214 million primarily due to higher disposition gains within our Infrastructure and Private Equity segments in the prior year quarter;
•a decrease in equity accounted income of $358 million as our share of increases in the value of certain U.S. office and retail assets in our core portfolio within our Real Estate segment were more than offset by mark-to-market changes on derivative contracts and investments within our Infrastructure segment and on insurance reserves within our Wealth Solutions business; and
•an increase in interest expense of $77 million, of which $269 million related to asset-level upfinancing, $97 million related to higher rates on variable debt obligations, and $7 million from higher rates on corporate borrowings, partially offset by the impact of dispositions of $296 million.
Our consolidated balance sheet increased as a result of assets acquired, net of liabilities. Further increases primarily relate to capital commissioned into the rate base within our Infrastructure segment, and the favourable impact of foreign currency translation across our segments. This was partially offset by the impacts of depreciation and amortization as well as the deconsolidation upon partial disposition of Brookfield India Real Estate Trust (“India REIT”) within our LP Investments included in our Asset Management segment, which is now recognized within our equity accounted investments.
1 See definition in Glossary of Terms beginning on page 58.
Q2 2025 Interim Report    15

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three and six months ended June 30, 2025 and 2024:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Three Months Ended			Six Months Ended
	2025	2024	Change	2025	2024	Change
Revenues	$18,083	$23,050	$(4,967)	$36,027	$45,957	$(9,930)
Direct costs[1]	(13,915)	(19,152)	5,237	(27,365)	(38,198)	10,833
Other income and gains	30	244	(214)	618	484	134
Equity accounted income	467	825	(358)	986	1,511	(525)
Expenses
Interest
Corporate borrowings	(188)	(181)	(7)	(367)	(354)	(13)
Non-recourse borrowings	(4,065)	(3,995)	(70)	(8,047)	(7,950)	(97)
Corporate costs	(20)	(19)	(1)	(38)	(36)	(2)
Fair value changes	797	(753)	1,550	(27)	(595)	568
Income tax expense	(134)	(304)	170	(517)	(585)	68
Net income (loss)	1,055	(285)	1,340	1,270	234	1,036
Less: Net income attributable to non-controlling interests	(783)	328	(1,111)	(925)	(89)	(836)
Net income attributable to shareholders	$272	$43	$229	$345	$145	$200
Net income per share	$0.15	$0.00	$0.15	$0.17	$0.04	$0.13
1.Direct costs include $2.5 billion of depreciation and amortization expense for the three and $5.0 billion for the six months ended June 30, 2025 (2024 – $2.4 billion and $4.9 billion).
Three Months Ended June 30
Revenues for the quarter were $18.1 billion, a decrease of $5.0 billion or 22% compared to the prior year quarter, primarily as:
•increased contributions from our Infrastructure segment due to organic growth, mainly inflation indexation in our revenues, and rate base increases and from our Renewable Power and Transition segment due to recent acquisitions and commissioning of recent development projects; were more than offset by
•the absence of contributions from dispositions within our Private Equity segment over the last twelve months.
The impact on revenues and net income from recent acquisitions and dispositions can be found on page 18.
Direct costs of $13.9 billion decreased by $5.2 billion, primarily due to:
•the absence of contributions from dispositions over the last twelve months, as well as lower direct costs at our advanced energy storage operation due to the recognition of tax benefits, both within our Private Equity segment; partially offset by
•increased costs due to inflation and organic growth within our Infrastructure segment; and
•higher direct costs related to recent acquisitions primarily in our Renewable Power and Transition and Infrastructure segments.
Other income and gains decreased by $214 million from the prior year quarter primarily due to higher disposition gains within our Infrastructure and Private Equity segments in the prior period.
16    BROOKFIELD CORPORATION

Equity accounted income decreased by $358 million as our share of increases in the value of certain U.S. office and retail assets in our core portfolio within our Real Estate segment were more than offset by mark-to-market changes on derivative contracts and investments within our Infrastructure segment and on insurance reserves within our Wealth Solutions business.
Interest expense of $4.3 billion, of which $4.1 billion relates to non-recourse financing, increased by $77 million compared to the prior year quarter due to incremental borrowings associated with acquisitions and refinancings primarily in our Infrastructure and Renewable Power and Transition segments, partially offset by the impact of dispositions and lower interest rates on floating rate debt.
We recorded fair value increases of $797 million compared to decreases of $753 million in the prior year quarter. The increase is primarily due to:
•valuation increases on our U.S. manufactured housing and triple net lease portfolios within our LP Investments due to updated market assumptions;
•the derecognition of deferred tax liabilities on the sale of our Australian senior living portfolio within our LP investments; and
•a gain on the step-up revaluation of our Brazilian electricity transmission operation within our Infrastructure segment.
Refer to pages 19 to 21 for a discussion on fair value changes.
We recorded an income tax expense of $134 million for the quarter compared to $304 million in the prior year quarter mainly due to higher deferred tax recoveries in the current quarter.
Six Months Ended June 30
Revenues and direct costs for the six months ended June 30, 2025 decreased by $9.9 billion and $10.8 billion, respectively, compared to the same period in 2024 as organic growth at our Infrastructure and Renewable Power and Transition segments and lower direct costs at our advanced energy storage operation due to the recognition of tax benefits within our Private Equity segment, were more than offset by the absence of contributions from dispositions during the last twelve months, primarily within our Private Equity segment.
Other income and gains for the six months ended June 30, 2025 were $618 million compared to $484 million in the prior year period. The increase primarily related to higher disposition gains in the current period, including gains on the sales of our Mexican natural gas transmission pipelines and our offshore oil services’ shuttle tanker operation within our Infrastructure and Private Equity segments, respectively.
Equity accounted income for the six months ended June 30, 2025 decreased by $525 million as our share of increases in the value of certain U.S. office and retail assets in our core portfolio within our Real Estate segment were more than offset by mark-to-market changes on derivative contracts and investments within our Infrastructure segment and on insurance reserves within our Wealth Solutions business.
Interest expense for the six months ended June 30, 2025 was $8.4 billion, of which $8.0 billion relates to non-recourse financing, compared to $8.3 billion in the prior year period. The increase primarily related to incremental borrowings associated with acquisitions and refinancings primarily in our Infrastructure and Renewable Power and Transition segments, partially offset by the impact of dispositions and lower interest rates on floating rate debt.
We recorded lower fair value decreases of $27 million for the six months ended June 30, 2025, compared to decreases of $595 million reported in the prior year period, primarily due to the derecognition of deferred tax liabilities on the sale of our Australian senior living portfolio within our LP investments and a gain on the step-up revaluation of our Brazilian electricity transmission operation within our Infrastructure segment.
Q2 2025 Interim Report    17

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS
We have summarized below the impact of recent significant acquisitions and dispositions on our results for the three and six months ended June 30, 2025:

	Three Months Ended				Six Months Ended
	Acquisitions		Dispositions		Acquisitions		Dispositions
FOR THE PERIODS ENDED JUN. 30, 2025 (MILLIONS)	Revenue	Net Income (Loss)	Revenue	Net Income (Loss)	Revenue	Net Income (Loss)	Revenue	Net Income (Loss)
Renewable Power and Transition	$365	$(40)	$(124)	$(27)	$547	$(50)	$(263)	$(64)
Infrastructure	317	(46)	(7)	(29)	638	(134)	(36)	(39)
Private Equity	213	(15)	(5,499)	(4)	355	(27)	(10,560)	27
Real Estate and Other	103	93	(122)	91	216	166	(245)	116
	$998	$(8)	$(5,752)	$31	$1,756	$(45)	$(11,104)	$40
ACQUISITIONS
Recent acquisitions contributed incremental revenues of $998 million and net loss of $8 million in the current quarter.
Renewable Power and Transition
Within our Renewable Power and Transition segment, recent acquisitions contributed incremental revenues of $365 million and a net loss of $40 million. These contributions were primarily due to the acquisition of a leading global renewables developer in France and an offshore wind portfolio in the U.K in the fourth quarter of 2024.
Infrastructure
Recent acquisitions contributed incremental revenues of $317 million and a net loss of $46 million. These contributions were primarily from our acquisition of an Indian telecom tower operation in the third quarter of 2024.
Private Equity
Recent acquisitions contributed incremental revenues of $213 million and a net loss of $15 million. These contributions were primarily from our acquisition of an electric heat tracing systems manufacturer in the first quarter of 2025 and our acquisition of a specialty consumables and equipment manufacturer in the second quarter of 2025.
Real Estate
Recent acquisitions contributed incremental revenues of $103 million and net income of $93 million, primarily from our acquisitions of multifamily asset portfolios and a student housing portfolio in the U.S. in the second half of 2024.
DISPOSITIONS
Recent asset sales reduced revenues by $5.8 billion and increased net income by $31 million in the current quarter, primarily due to the dispositions of our road fuels operation in the third quarter of 2024 and our offshore oil services’ shuttle tanker operation in the first quarter of 2025, both within our Private Equity segment.
18    BROOKFIELD CORPORATION

FAIR VALUE CHANGES
The following table disaggregates fair value changes into major components to facilitate analysis:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2025	2024	Change	2025	2024	Change
Investment properties	$35	$(224)	$259	$(80)	$(137)	$57
Transaction related expenses, net of income	(22)	(137)	115	50	291	(241)
Financial contracts	509	81	428	599	138	461
Impairment and provisions	(118)	(77)	(41)	(464)	(150)	(314)
Other fair value changes	393	(396)	789	(132)	(737)	605
Total fair value changes	$797	$(753)	$1,550	$(27)	$(595)	$568
INVESTMENT PROPERTIES
Investment properties are recorded at fair value with changes recorded in net income. We present the investment properties based on our strategy to maintain an irreplaceable portfolio of premier properties in global gateway cities (“core”), maximize returns through a development or buy-fix-sell strategy (“transitional and development”), or recycle capital from the private funds of our Asset Management business (“LP investments”).
The table below disaggregates investment property fair value changes by asset type:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2025	2024	Change	2025	2024	Change
Asset Management Direct Investments – Real Estate LP Investments	$146	$(31)	$177	$142	$163	$(21)
Real Estate – Core	55	54	1	84	140	(56)
Real Estate – Transitional and Development	(166)	(246)	80	(329)	(443)	114
Other investment properties	—	(1)	1	23	3	20
	$35	$(224)	$259	$(80)	$(137)	$57
We discuss the key valuation inputs of our investment properties beginning on page 56.
Real Estate LP Investments
Valuation increases of $146 million and $142 million for the three and six months ended June 30, 2025, respectively, primarily relate to:
•fair value uplifts on our U.S. manufactured housing and triple net lease portfolios due to updated market assumptions; and
•higher valuations at our European student housing portfolio due to higher unit prices; partially offset by
•valuation decreases at certain U.S. office, retail, and multifamily fund assets due to updated market assumptions.
In the prior year quarter, valuation decreases of $31 million primarily relate to higher valuations in our India office and REIT portfolios due to higher occupancy rates, and fair value uplifts in our Australian senior living portfolio due to higher market prices, more than offset by valuation decreases at certain U.S. office and retail assets due to updated leasing assumptions and discount rate expansion.
Q2 2025 Interim Report    19

Core
Valuation increases of $55 million and $84 million for the three and six months ended June 30, 2025, respectively, were primarily due to higher forecasted cash flows at certain U.S. office and retail assets as a result of updated leasing assumptions.
Valuation increases of $54 million in the prior year quarter were mainly due to higher forecasted cash flows at certain U.S. retail assets due to updated leasing assumptions.
Transitional and Development
Valuation decreases of $166 million and $329 million for the three and six months ended June 30, 2025, respectively, were primarily due to updated market assumptions and capitalization rate expansion at certain U.S. office assets.
Lower valuations of $246 million in the prior year quarter were mainly due to to updated leasing assumptions at certain U.S. office assets.
Transaction Related Expenses, Net of Income
Transaction related expenses, net of income, totaled $22 million for the quarter. This is primarily due to transaction and restructuring costs for acquisitions within our Private Equity segment.
The prior year quarter transaction related expenses, net of income, of $137 million were primarily due to transaction and restructuring costs for acquisitions, net of dispositions within our Renewable Power and Transition segment and transaction costs on dispositions within our Real Estate segment.
Transaction related income, net of expenses of $50 million for the six months ended June 30, 2025 was primarily driven by a net gain recognized upon deconsolidation of Brookfield India Real Estate Trust (“India REIT”) within our LP Investments, partially offset by transaction and restructuring costs on acquisitions within our Renewable Power and Transition and Private Equity segments.
Financial Contracts
Financial contracts mark-to-market increases of $509 million and $599 million for the three and six months ended June 30, 2025, respectively, are primarily attributable to mark-to-market gains on tax benefits within our Renewable Power and Transition segment and mark-to-market increases on foreign currency and other derivatives within our Renewable Power and Transition and Private Equity segments.
The increase of $81 million in the prior year quarter was primarily attributable to mark-to-market gains on tax benefits within our Renewable Power and Transition segment, partially offset by mark-to-market decreases on financial asset investments within our Real Estate segment.
Impairment and Provisions
Impairment and provisions of $118 million in the quarter are primarily related to the derecognition of tax benefits at our U.S. and Spanish renewable energy assets within our Renewable Power and Transition segment.
Impairment and provisions expense was $77 million in the prior year quarter related to the lower valuation of our Brazil biomass asset upon reclassification to held for sale within our Renewable Power and Transition segment.
Impairment and provisions resulted in a $464 million expense for the six months ended June 30, 2025 primarily related to valuation decreases on our financial asset interest in a European telecom operation within our Private Equity segment, and the derecognition of tax benefits at our U.S. and Spanish renewable energy assets within our Renewable Power and Transition segment.
20    BROOKFIELD CORPORATION

Other Fair Value Changes
Other fair value increases of $393 million in the quarter are primarily attributable to the derecognition of deferred tax liabilities on the sale of our Australian senior living portfolio, a net gain recognized upon the deconsolidation of our healthcare services operation within our Private Equity segment, and a gain on the step-up revaluation of our Brazilian electricity transmission operation within our Infrastructure segment. These increases were partially offset by fair value decreases on a financial asset in our Private Equity segment and debt amortization costs at our global intermodal container logistics operation and U.S. semiconductor manufacturing facility, and revaluation of third-party liabilities at our Indian telecom tower operation, both within our infrastructure segment.
Other fair value decreases of $396 million in the prior year quarter were primarily attributable to debt amortization costs at our global intermodal container logistics operation and U.S. semiconductor manufacturing facility within our Infrastructure segment, as well as mark-to-market changes on the non-controlling interests’ share of Australian senior living and India REIT valuation gains within our LP investments.
Other fair value decreases of $132 million for the six months ended June 30, 2025 are primarily attributable to debt amortization costs at our global intermodal container logistics operation and U.S. semiconductor manufacturing facility, and revaluation of third-party liabilities at our Indian telecom tower operation, all within our infrastructure segment. These decreases were partially offset by the aforementioned fair value increases in the quarter.
Q2 2025 Interim Report    21

INCOME TAXES
We recorded an aggregate income tax expense of $134 million in the quarter (2024 – $304 million), including current tax expenses of $396 million (2024 – $359 million) and a deferred tax recovery of $262 million (2024 – $55 million).
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our consolidated financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

FOR THE SIX MONTHS ENDED JUNE 30	2025	2024	Change
Statutory income tax rate	26%	26%	—%
(Reduction) increase in rate resulting from:
Portion of gains subject to different tax rates	(19)	(26)	7
Taxable loss attributed to non-controlling interests	20	47	(27)
Derecognition (recognition) of deferred tax assets	4	(35)	39
Non-recognition of the benefit of current period tax losses	17	26	(9)
Non-deductible expenses (non-taxable income)	(12)	29	(41)
International operations subject to different tax rates	4	3	1
Investment and production tax credits	(10)	—	(10)
Other	(1)	1	(2)
Effective income tax rate	29%	71%	(42%)
For the six months ended June 30, 2025, we realized gains on dispositions that were subject to tax rates different from our statutory income tax rate. This contributed to a 19% reduction in our effective tax rate.
Many of our operations are held in partially owned “flow-through” entities, such as partnerships where the tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings include losses attributable to non-controlling ownership interests in such entities, our consolidated tax provision includes only our proportionate share of the associated tax recovery. In other words, we are consolidating all of the losses in connection with these entities but only our share of the associated tax recovery. This has increased our effective tax rate by 20% for the six months ended June 30, 2025.
We have recorded a deferred tax expense primarily in respect of the derecognition of previously recognized tax attributes in our Private Equity segment which increased our effective tax rate by 4% for the six months ended June 30, 2025.
Some of our operations generated tax losses in the period for which a tax benefit has not been recognized. This resulted in an increase to the effective tax rate by 17% for the six months ended June 30, 2025.
Certain amounts recorded in income were not subject to tax, resulting in a 12% decrease to the effective tax rate for the six months ended June 30, 2025.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate. Differences in global tax rates increased our effective tax rate by 4% for the six months ended June 30, 2025. The difference will vary from period to period depending on the relative proportion of income or loss earned in each country.
We also benefit from tax incentives introduced in various countries to encourage economic activity. Our Renewable Power and Transition segment realized investment tax credits that resulted in deferred tax recoveries. This contributed to a 10% reduction in our effective tax rate for the six months ended June 30, 2025.
22    BROOKFIELD CORPORATION

BALANCE SHEET ANALYSIS
The following table summarizes the statements of financial position of the company as at June 30, 2025, and December 31, 2024:

AS AT JUN. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	2025	2024	Change
Assets
Property, plant and equipment	$155,640	$153,019	$2,621
Investment properties	90,910	103,665	(12,755)
Equity accounted investments	72,179	68,310	3,869
Cash and cash equivalents	13,703	15,051	(1,348)
Accounts receivable and other	31,929	30,218	1,711
Intangible assets	39,946	36,072	3,874
Goodwill	38,664	35,730	2,934
Other assets	63,097	48,359	14,738
Total assets	$506,068	$490,424	$15,644
Liabilities
Corporate borrowings	$14,973	$14,232	$741
Non-recourse borrowings of managed entities	235,661	220,560	15,101
Other non-current financial liabilities	29,390	30,136	(746)
Other liabilities	64,399	60,113	4,286
Equity
Preferred equity	4,103	4,103	—
Non-controlling interests	115,049	119,406	(4,357)
Common equity	42,493	41,874	619
Total equity	161,645	165,383	(3,738)
	$506,068	$490,424	$15,644
June 30, 2025 vs. December 31, 2024
Total assets increased by $15.6 billion from December 31, 2024 to $506.1 billion as at June 30, 2025. The increase is primarily due to recently completed business combinations and asset acquisitions, net of dispositions across our segments and the favourable impact of foreign currency translation since the beginning of the year. This was partially offset by the deconsolidation of India REIT within our LP Investments included in our Asset Management segment and amortization and depreciation of our asset base.
PP&E increased by $2.6 billion primarily as a result of:
•acquisitions and additions of $7.7 billion, which includes investments in capital assets and development projects within our Renewable Power and Transition and Infrastructure segments, the acquisitions of a fully integrated developer and operator of renewable power assets in the U.S. within our Renewable Power and Transition segment, and an electric heat tracing systems manufacturer within our Private Equity segment; and
•the favourable impact of foreign currency translation and other items of $6.3 billion due to depreciation of the U.S. dollar against most major currencies, primarily in our Renewable Power and Transition and Infrastructure segments; partially offset by
•dispositions and assets reclassified as held for sale of $7.6 billion primarily within our Private Equity and Renewable Power and Transition segments; and
•depreciation of $3.7 billion during the quarter.
We provide a continuity of PP&E in Note 10 of the consolidated financial statements.
Q2 2025 Interim Report    23

Investment properties predominantly consist of the company’s real estate assets. The balance as at June 30, 2025 decreased by $12.8 billion from December 31, 2024, primarily due to:
•additions of $3.4 billion primarily driven by the acquisition of a portfolio of single-family rental homes in the U.S. in our LP investments included in our Asset Management segment; and
•the favourable impact of foreign currency translation and other of $3.0 billion due to the depreciation of the U.S. dollar against most major currencies; more than offset by
•the reclassification of certain assets to held for sale of $13.8 billion, primarily related to the agreed sales of certain senior living, student housing and triple net lease assets within our LP investments, as well as a subsidiary of our European hyperscale data center platform within our Infrastructure segment;
•the impact of the deconsolidation of India REIT within our LP investments of $3.6 billion; and
•asset sales of $1.7 billion, primarily related to the sale of U.S. office assets within our Real Estate segment.
We provide a continuity of investment properties in Note 9 of the consolidated financial statements.
Equity accounted investments increased by $3.9 billion to $72.2 billion, primarily due to:
•additions, net of disposals, of $3.0 billion; and
•our proportionate share of comprehensive income of $1.0 billion; and
•the favorable impact of foreign currency translation and other items of $1.7 billion due to depreciation of the U.S. dollar against most major currencies; partially offset by
•distributions received and return of capital of $1.9 billion.
We provide a continuity of equity accounted investments in Note 8 of the consolidated financial statements.
Cash and cash equivalents decreased by $1.3 billion. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
Our intangible assets and goodwill increased by $3.9 billion and $2.9 billion, respectively, primarily due to the acquisitions of a Brazilian electricity transmission operation in our Infrastructure segment, an electric heat tracing systems manufacturer and a specialty consumables and equipment manufacturer, both in our Private Equity segment, as well as the favorable impact of foreign currency translation across our businesses.
Other assets are comprised of inventory, deferred income tax assets, assets classified as held for sale and other financial assets. The increase of $14.7 billion is mainly a result of:
•an increase in assets held for sale of $9.4 billion largely attributable to the classification to held for sale of certain senior living, student housing and triple net lease assets within our LP investments, and a subsidiary of our European hyperscale data center platform within our Infrastructure segment;
•an increase in other financial assets of $4.1 billion primarily related to term deposits at our U.S. semiconductor manufacturing facility within our Infrastructure segment;
•an increase in deferred income tax assets of $431 million primarily driven by the recognition of deferred tax assets at our advanced energy storage operation within our Private Equity segment; and
•a increase in inventory of $801 million driven by the acquisitions of an electric heat tracing systems manufacturer and a specialty consumables and equipment manufacturer, as well as higher units on hand at our advanced energy storage operation, all within our Private Equity segment.
Corporate borrowings increased by $741 million primarily due to the issuance of $500 million of 30-year bonds and commercial paper issuances throughout the last six months, partially offset by the repayment of maturing term notes.
24    BROOKFIELD CORPORATION

Non-recourse borrowings of managed entities increased by $15.1 billion net of borrowings reclassified to held for sale, primarily due to recent acquisitions and upfinancings in our Infrastructure, Private Equity and Renewable Power and Transition segments.
Other non-current financial liabilities consist of our subsidiary equity obligations, non-current accounts payable and other long-term financial liabilities that are due in more than one year’s time. The decrease of $746 million was primarily due to a decrease in subsidiary equity obligations related to the deconsolidation of India REIT in our real estate LP investments.
Other liabilities are comprised of the current portion of accounts payable, liabilities associated with assets classified as held for sale, and deferred income tax liabilities. The increase of $4.3 billion was primarily due to an increase in liabilities associated with assets classified as held for sale.
EQUITY
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 – Capitalization and Liquidity.
COMMON EQUITY
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2025 (MILLIONS)
Common equity, beginning of period	$41,874
Changes in period
Net income	345
Other comprehensive income	845
Common dividends	(276)
Preferred dividends	(82)
Repurchases, net of equity issuances	(783)
Ownership changes and other	570
619
Common equity, end of period	$42,493
Common equity increased by $619 million to $42.5 billion during the six months ended June 30, 2025, primarily due to:
•net income attributable to shareholders of $345 million, and other comprehensive income attributable to shareholders of $845 million, primarily due to foreign currency translation; and
•ownership changes and other of $570 million, primarily related to a gain on sale of a portion of our interest in BAM to our Wealth Solutions business; partially offset by
•distributions of $358 million to shareholders as common and preferred share dividends; and
•share repurchases, net of issuances, of $783 million, mainly related to the repurchase of over 16 million Class A Limited Voting Shares (“Class A shares”) during the six months ended June 30, 2025.
Q2 2025 Interim Report    25

NON-CONTROLLING INTERESTS
Non-controlling interests in our consolidated results primarily consist of third-party interests in BAM, BEP, BIP, BBU, BPG and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT JUN. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	2025	2024
Brookfield Asset Management	$2,614	$2,269
Brookfield Renewable	29,785	32,635
Brookfield Infrastructure	27,556	27,651
Brookfield Business Partners	13,298	15,429
Brookfield Property Group	27,358	25,725
Other participating interests	14,438	15,697
	$115,049	$119,406
Non-controlling interests decreased by $4.4 billion during the six months ended June 30, 2025, primarily due to:
•comprehensive income attributable to non-controlling interests, which totaled $2.7 billion; more than offset by
•distributions, net of equity issuances of $3.0 billion, primarily related to a special distribution by our advanced energy storage operation in our Private Equity business; and
•ownership changes of $4.1 billion primarily related to the acquisition of remaining non-controlling interests in a leading global renewables developer in France and the deconsolidation upon sale of an additional 25% interest in a 845 MW portfolio of wind assets in the U.S. in our Renewable Power and Transition segment.
26    BROOKFIELD CORPORATION

FOREIGN CURRENCY TRANSLATION
A portion of our capital is invested in non-U.S. dollar currencies and the cash flows generated from these businesses, as well as our equity, are subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT JUN. 30, 2025 AND DEC. 31, 2024 AND FOR THE PERIODS ENDED JUN. 30				Average Rate
	Period-End Spot Rate			Three Months Ended			Six Months Ended
	2025	2024	Change[1]	2025	2024	Change[1]	2025	2024	Change[1]
Australian dollar	0.6581	0.6188	6%	0.6410	0.6591	(3%)	0.6344	0.6585	(4%)
Brazilian real[2]	5.4585	6.1920	13%	5.6657	5.2138	(8%)	5.7597	5.0821	(12%)
British pound	1.3732	1.2516	10%	1.3356	1.2622	6%	1.2982	1.2652	3%
Canadian dollar	0.7349	0.6953	6%	0.7226	0.7309	(1%)	0.7099	0.7364	(4%)
Colombian peso[2]	4,099.5	4,405.8	7%	4,196.3	3,928.8	(6%)	4,190.0	3,924.2	(6%)
Euro	1.1787	1.0353	14%	1.1341	1.0767	5%	1.0937	1.0813	1%
1.Change represents appreciation/depreciation relative to the U.S. dollar.
2.Using Brazilian real and Colombian peso as the price currency.
Currency exchange rates relative to the U.S. dollar at the end of the current quarter have appreciated since December 31, 2024 for most of our significant non-U.S. dollar investments. As at June 30, 2025, our common equity of $42.5 billion was invested in the following currencies: U.S. dollars – 57% (December 31, 2024 – 64%), British pounds – 12% (December 31, 2024 – 12%), Canadian dollars – 7% (December 31, 2024 – 2%), Euro – 6% (December 31, 2024 – 8%), Australian dollars – 5% (December 31, 2024 – 3%), Brazilian reais – 4% (December 31, 2024 – 4%), and other currencies – 9% (December 31, 2024 – 7%).
The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. dollar currencies:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2025	2024	2025	2024
Australian dollar	$362	$193	$415	$(165)
Brazilian real	581	(1,086)	1,026	(1,557)
British pound	715	15	1,146	(92)
Canadian dollar	612	(80)	633	(358)
Colombian peso	242	(422)	652	(452)
Euro	1,498	(159)	2,199	(609)
Other	635	(134)	1,088	(378)
Total cumulative translation adjustments	4,645	(1,673)	7,159	(3,611)
Currency hedges[1]	(3,133)	602	(4,072)	1,360
Total cumulative translation adjustments net of currency hedges	$1,512	$(1,071)	$3,087	$(2,251)
Attributable to:
Shareholders	$368	$(217)	$771	$(471)
Non-controlling interests	1,144	(854)	2,316	(1,780)
	$1,512	$(1,071)	$3,087	$(2,251)
1.Includes deferred income tax expense of $28 million (2024 - $30 million) and deferred income tax recovery of $12 million (2024 - expense of $37 million) for the three and six months ended June 30, 2025, respectively.
The foreign currency translation of our equity, net of currency hedges, increased consolidated equity by $1.5 billion and $3.1 billion for the three months and six months ended June 30, 2025, respectively. This was attributable to higher period-end rates across most currencies relative to the U.S. dollar.
We seek to hedge foreign currency exposure where the cost of doing so is reasonable. Due to the high historical costs associated with hedging the Brazilian real, Colombian peso and other emerging market currencies, hedge levels against those currencies were lower as at June 30, 2025.
Q2 2025 Interim Report    27

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first six months of 2025, 2024 and 2023, are summarized in the following table.

	Distribution per Security
	2025	2024	2023
Class A and B1 Limited Voting Shares (“Class A and B shares”)	$0.18	$0.16	$0.14
Class A Preferred Shares
Series 2	0.32	0.46	0.43
Series 4	0.32	0.46	0.43
Series 13	0.32	0.46	0.43
Series 17	0.42	0.44	0.44
Series 18	0.42	0.44	0.44
Series 24	0.29	0.30	0.30
Series 26	0.34	0.35	0.36
Series 28	0.41	0.42	0.43
Series 30	0.54	0.56	0.56
Series 32[2]	0.60	0.62	0.47
Series 34[3]	0.55	0.49	0.41
Series 36	0.43	0.45	0.45
Series 37	0.43	0.45	0.45
Series 38[4]	0.39	0.33	0.33
Series 40[5]	0.52	0.37	0.37
Series 42	0.29	0.30	0.30
Series 44	0.44	0.46	0.46
Series 46	0.48	0.50	0.50
Series 48	0.55	0.57	0.58
Series 51	0.41	0.58	0.54
Series 52	0.21	0.22	0.22
1.Class B Limited Voting Shares (“Class B shares”).
2.Dividend rate reset commenced October 1, 2023.
3.Dividend rate reset commenced April 1, 2024.
4.Dividend rate reset commenced April 1, 2025.
5.Dividend rate reset commenced October 1, 2024.

Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.
28    BROOKFIELD CORPORATION

SUMMARY OF QUARTERLY RESULTS
The quarterly variances in revenues over the past two years are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of non-cash fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our Real Estate, Infrastructure and Private Equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues and net income attributable to non-controlling interests.
Our Real Estate business typically generates consistent same-store net operating income on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our Infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Revenues and direct costs in our Private Equity operations vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility may have a significant impact on a number of our businesses, in particular within our industrials portfolio. Within our infrastructure services, our work access services is subject to potential seasonal fluctuations in the demand for services. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our residential mortgage insurer, fluctuate based on seasonality and macroeconomic conditions affecting the Canadian housing market. Net income is impacted by periodic gains and losses on monetization and impairments.
Our condensed statements of operations for the eight most recent quarters are as follows:

FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2025		2024						2023
	Q2	Q1	Q4		Q3	$22,907	Q2	Q1	Q4	Q3
Revenues	$18,083	$17,944	$19,426	519	$20,623		$23,050	$22,907	$24,518	$24,441
Net income (loss)	1,055	215	101	102	1,518		(285)	519	3,134	35
Net income to shareholders	272	73	432		64		43	102	699	230
Per share				$0.04
– diluted	$0.15	$0.02	$0.25	0.04	$0.01		$0.00	$0.04	$0.42	$0.12
– basic	0.15	0.02	0.26		0.01		0.00	0.04	0.43	0.12
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

FOR THE PERIODS ENDED (MILLIONS)	2025		2024				2023
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Fair value changes	$797	$(824)	$(1,759)	$(166)	$(753)	$158	$(1,326)	$(170)
Income taxes	(134)	(383)	(259)	(138)	(304)	(281)	(87)	(241)
Net impact	$663	$(1,207)	$(2,018)	$(304)	$(1,057)	$(123)	$(1,413)	$(411)
Q2 2025 Interim Report    29

Over the last eight quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:
•In the second quarter of 2025, revenues were consistent with the prior quarter. Net income increased due to valuation increases on our U.S. manufactured housing and triple net lease portfolios, as well as the derecognition of deferred tax liabilities on the sale of our Australian senior living portfolio, both in our LP investments, and a net gain recognized on the deconsolidation of our healthcare services operation within our Private Equity segment.
•In the first quarter of 2025, revenues decreased in comparison to the prior quarter primarily due to lower revenues at our offshore oil services business following the disposition of its shuttle tanker operation within our Private Equity segment, partially offset by increased contributions from our Infrastructure segment due to inflation indexation and rate base increases. Net income increased due to gains associated with the disposition of our Mexican natural gas transmission pipelines within our Infrastructure segment and absence of certain impairments and provisions from the prior quarter, partially offset by fair value decreases in our Real Estate and Infrastructure segments.
•In the fourth quarter of 2024, revenues decreased in comparison to the prior quarter primarily due to decreased contributions from our Private Equity segment from the disposition of our road fuels operation as prior quarter included partial revenues due to the timing of the sale, partially offset by increased contributions from our Infrastructure segment due to inflation indexation and rate base increases. Net income decreased as increased equity accounted income from growth in our Wealth Solutions business and higher valuations of certain equity accounted investment properties within our Real Estate and Infrastructure segments were more than offset by the impairment of goodwill at our healthcare services operation, asset impairment at our natural gas production operation, and the settlement of a legacy pre-acquisition litigation at our dealer software and technology services operation, all within our Private Equity segment.
•In the third quarter of 2024, revenues decreased in comparison to the prior quarter primarily due to decreased contributions from our Private Equity segment from the disposition of our road fuels operation, partially offset by increased contributions from our Infrastructure segment due to inflation indexation and rate base increases. Net income increased primarily from the recognition of tax benefits at our advanced energy storage operation and gains associated with the disposition of our road fuels operation, both within our Private Equity segment, partially offset by mark-to-market decreases related to insurance reserves within our Wealth Solutions business.
•In the second quarter of 2024, revenues increased in comparison to the prior quarter primarily due to lease commencements and higher rents at certain properties within our Real Estate segment and our real estate LP investments within our Asset Management segment. Net income decreased as contributions from the close of AEL were more than offset by fair value decreases at certain U.S. transitional and development properties within our Real Estate segment, and as the prior quarter included a bargain purchase gain on the acquisition of our North American retail colocation data center business within our Infrastructure segment.
•In the first quarter of 2024, revenues decreased in comparison to the prior quarter primarily due to decreased contributions from our Private Equity segment from the deconsolidation of our nuclear technology services operation and lower volumes at our engineered components manufacturing operation, partially offset by increased contributions in our Renewable Power and Transition segment from the acquisition of a U.S. renewable portfolio. Net income decreased due to lower disposition gains compared to the prior quarter.
•In the fourth quarter of 2023, revenues were consistent with the prior quarter. Net income increased due to gains associated with the disposition of our nuclear technology services operation, which was partially offset by fair value decreases in our Real Estate segment.
•In the third quarter of 2023, revenues increased in comparison to the prior quarter mainly due to contributions from recent acquisitions, primarily in our Infrastructure segment. Net income was absent one time disposition gains recognized in the prior quarter in our Infrastructure segment, and reflected fair value decreases on our transitional and development properties within our Real Estate segment.
30    BROOKFIELD CORPORATION

PART 3
OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
HOW WE MEASURE AND REPORT OUR OPERATING SEGMENTS
Our operations are organized into our Asset Management business, our Wealth Solutions business, our four Operating Businesses and our Corporate Activities, which collectively represent seven operating segments for internal and external reporting purposes.
For our Asset Management and Wealth Solutions segments, we primarily measure operating performance using DE. To further assess operating performance for the Asset Management segment, we also provide unrealized carried interest1 which represents carried interest generated on unrealized changes in the fair value of our private funds, net of realized carried interest1. Net operating income (“NOI”)1 is the key performance metric for our Real Estate segment, and Funds from Operations (“FFO”)1 is used for our other operating segments. We also monitor the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital1 allocated to a particular business segment, which we use interchangeably with segment common equity.
Our operating segments are global in scope and are as follows:
i.The Asset Management business includes managing long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions1 and performance income, including performance fees1, transaction fees and carried interest1. The Asset Management business also includes our direct investments into and alongside private funds managed by BAM.
ii.The Wealth Solutions business includes our equity accounted interest in BWS, a wealth solutions provider focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions.
Operating Businesses
iii.The Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets, distributed energy, and sustainable solutions.
iv.The Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, and data assets.
v.The Private Equity business includes a broad range of industries, and is mostly focused on ownership and operations in the business services and industrials sectors.
vi.The Real Estate business includes the ownership, operation and development of core and transitional and development investments (including residential development properties).
vii.Corporate Activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are allocated to each operating segment based on an internal pricing framework.

1 See definition in Glossary of Terms beginning on page 58.
Q2 2025 Interim Report    31

In assessing operating performance and capital allocation, we separately identify the portion of DE, NOI, or FFO and common equity that relate to each segment, where applicable. We believe that identifying the key operating metrics attributable to each segment enables investors to understand how the results of these entities are integrated into our financial results and is helpful in analyzing variances between reporting periods. Additional information with respect to our listed affiliates (BEP, BIP, BBU, BAM) is available in their public filings. We also separately identify the components of realized carried interest, net1, and realized disposition gains1 included within the DE and FFO of each segment in order to facilitate analysis of variances between reporting periods.
SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents DE, FFO, NOI and common equity by segment, where applicable, on a period-over-period basis for comparative purposes:

AS AT JUN. 30, 2025 AND DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	DE1,2			FFO1,2 / NOI[1,2]			Common Equity
	2025	2024	Change	2025	2024	Change	2025	2024	Change
Asset Management	$782	$696	$86				$17,085	$17,338	$(253)
Wealth Solutions[3]	391	292	99				11,635	10,872	763
Operating Businesses
Renewable Power and Transition				$155	$139	$16	4,204	4,485	(281)
Infrastructure				188	140	48	2,093	2,202	(109)
Private Equity				99	189	(90)	2,023	1,879	144
Real Estate				716	803	(87)	24,501	23,085	1,416
Corporate Activities				(121)	785	(906)	(19,048)	(17,987)	(1,061)
Total	$1,385	$2,127	$(742)				$42,493	$41,874	$619
1.DE is the key performance metric for our Asset Management and Wealth Solutions segments. NOI is the key performance metric for the Real Estate segment only. FFO is the key performance metric for the Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments.
2.See definition in Glossary of Terms beginning on page 58.
3.Our common equity in our Wealth Solutions business includes $3.3 billion of distributable operating earnings retained in this business, mark-to-market movements on our investment portfolio and reserves and other adjustments required under IFRS.
During the quarter, we generated strong results with DE of $1.4 billion. DE before realizations1 were $1.3 billion for the quarter, an increase of $140 million or 13% over the prior year quarter. The increase is primarily attributable to continued fundraising momentum and capital deployment in our Asset Management business, strong investment performance and the growth of the insurance asset base in our Wealth Solutions business, and the stable and resilient cash flows of our Operating Businesses.
Our Asset Management business DE was $782 million in the current quarter, an increase of $86 million or 12% over the prior year quarter. BAM benefited from strong fundraising momentum in our private fund strategies. Fee-bearing capital1 increased by $49 billion or 10% over the prior year quarter, supporting growth in fee-related earnings1. Asset Management DE includes distributions from our direct investments of $221 million in the current quarter.
DE from our Wealth Solutions business was $391 million, a $99 million increase from the prior year quarter benefitting from strong investment performance and disciplined capital deployment. During the quarter, we originated over $4 billion of retail and institutional annuities bringing our insurance assets to $135 billion as at June 30, 2025.
Renewable Power and Transition’s FFO increased by $16 million compared to the prior year, primarily due to growth from the commissioning of development assets across our portfolio, strong hydrology in North America and Colombia, and higher contributions from our global nuclear services business. This was partially offset by lower hydrology in Brazil, net disposition activity, and increased interest expense due to additional borrowings to finance ongoing capital projects.
1 See definition in Glossary of Terms beginning on page 58.
32    BROOKFIELD CORPORATION

Infrastructure’s FFO increased by $48 million compared to the prior year quarter, primarily due to inflation indexation on contracts across our businesses, commissioning of capital projects in our utilities, midstream and data businesses, as well as disposition gains from the sale of our U.S. gas pipeline, partially offset by increased interest expense due to additional borrowings to finance ongoing capital projects, the impact of foreign exchange and net disposition activity.
Private Equity’s FFO decreased by $90 million compared to the prior year quarter. Excluding the impact of our reduced direct ownership in BBU1 and disposition gains, operating FFO increased by $32 million primarily driven by same-store growth from commercial execution across our businesses, higher contributions from our construction operation in business services, and the recognition of tax benefits at our advanced energy storage operation in industrials. This was partially offset by net disposition activity in our business and infrastructure services operations, and higher borrowing costs associated with a special distribution from our advanced energy storage operation in the prior quarter.
Our real estate business continues to benefit from strong demand for premium properties with occupancy rates remaining high at 96% in our core portfolio, delivering same-store core NOI growth of 2% over the prior year quarter. NOI decreased by $87 million compared to the prior year quarter, as same-store core NOI growth was more than offset by net disposition activity and lower lot sales at our North American residential business.
Common equity increased by $619 million to $42.5 billion in the six months ended June 30, 2025. Net income attributable to shareholders, the impact of foreign exchange, unrealized mark-to-market movements on hedges and ownership changes were partially offset by share repurchases, net of issuances and distributions to common and preferred shareholders. Ownership changes were primarily related to a $510 million gain on the sale of a portion of our interest in BAM to our Wealth Solutions business. Refer to Part 2 – Review of Consolidated Financial Results for details.

1 In the fourth quarter of 2024, our wealth solutions business acquired a $1 billion economic interest in BBU from the Corporation. On a combined basis, we hold a 68% ownership interest in BBU, which is held 42% directly in BBU and 26% through BWS.
Q2 2025 Interim Report    33

ASSET MANAGEMENT
Our Asset Management business includes our investment in BAM, a leading global alternative asset manager, with over $1 trillion of assets under management across renewable power and transition, infrastructure, private equity, real estate and credit. We also include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within the results of our Asset Management business.
In February 2025, the Corporation exchanged its interest in Brookfield Asset Management ULC for an interest in
Brookfield Asset Management Ltd. (“BAM”) on a one-for-one basis. Following this transaction, the Corporation holds a 73% ownership interest in BAM1, which in turn holds 100% of our Asset Management business.
The following table disaggregates our share of DE and common equity of entities in our Asset Management segment. We have provided additional detail, where referenced, to explain significant variances in our operating results from the prior period.

AS AT JUN. 30, 2025 AND DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		DE		Common Equity
	Ref.	2025	2024	2025	2024
BAM	i	$429	$401	$5,211	$6,025
Realized carried interest	ii	129	51	—	—
Direct investments	iii	221	235	11,874	11,313
Realized disposition gains		3	9	—	—
		$782	$696	$17,085	$17,338

Generated carried interest
Generated in period		$(273)	$774
Foreign exchange		259	(112)
		(14)	662
Less: direct costs		(45)	(250)
Generated carried interest, net	iv	(59)	412
Less: generated carried interest not attributable to the Corporation[2]		(123)	(79)
Total generated carried interest, net		$(182)	$333
FEE-BEARING CAPITAL
The following table summarizes fee-bearing capital:

AS AT JUN. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Liquid Strategies	Total 2025	Total 2024
Renewable Power and Transition	$37,685	$26,700	$—	$64,385	$57,857
Infrastructure	45,393	54,244	—	99,637	97,050
Private Equity	36,116	7,037	—	43,153	45,190
Real Estate	73,734	28,041	—	101,775	93,629
Credit	76,130	106,377	71,278	253,785	244,815
June 30, 2025	$269,058	$222,399	$71,278	$562,735	n/a
December 31, 2024	$262,060	$208,556	$67,925	n/a	$538,541
We have approximately $54 billion of uncalled fund commitments that do not currently earn fees but will generate approximately $540 million in annual fees once deployed.
1In June 2025, we transferred a 4% direct interest in BAM to our wealth solutions business. On a combined basis with our wealth solutions business, we hold a 73% ownership interest in BAM, of which 69% is held directly and 4% is held through BWS.
2 Includes amounts not attributable to our combined 73% ownership interest in BAM, which is held 69% directly and 4% through BWS.
34    BROOKFIELD CORPORATION

Fee-bearing capital increased by $13.7 billion during the quarter. The changes are set out in the following table:

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2025 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Credit	Total
Balance, March 31, 2025	$58,405	$96,239	$42,955	$99,844	$251,624	$549,067
Inflows	3,285	753	917	3,075	11,852	19,882
Outflows	—	—	—	(39)	(6,978)	(7,017)
Distributions	(720)	(891)	(211)	(985)	(3,269)	(6,076)
Market valuation	2,763	3,780	261	(220)	2,120	8,704
Other	652	(244)	(769)	100	(1,564)	(1,825)
Change	5,980	3,398	198	1,931	2,161	13,668
Balance, June 30, 2025	$64,385	$99,637	$43,153	$101,775	$253,785	$562,735
Renewable power and transition fee-bearing capital increased by $6.0 billion, due to:
•inflows from capital raised for our second global transition fund strategy and our catalytic transition fund; and
•increase in market valuations as a result of the higher market capitalization of BEP; partially offset by
•distributions paid to BEP’s unitholders and capital returned to investors across our long-term private funds.
Infrastructure fee-bearing capital increased by $3.4 billion, due to:
•inflows from capital raised and valuation increases across our perpetual strategies; and
•increase in market valuations as a result of the higher market capitalization of BIP; partially offset by
•distributions paid to BIP’s unitholders and capital returned to investors across our perpetual private funds.
Private equity fee-bearing capital increased by $198 million, due to:
•inflows from capital raised across long-term strategies; and
•increase in market valuations as a result of the higher market capitalization of BBU; partially offset by
•changes in fee-basis for certain earlier vintages of our flagship funds;
•realizations in our fourth flagship private equity fund; and
•capital returned to investors from our long-term private funds.
Real estate fee-bearing capital increased by $1.9 billion, due to:
•inflows from the final retail close of our fifth flagship real estate fund and increase in net asset value at BPG; partially offset by
•distributions from our perpetual strategies and long-term private funds.
Credit fee-bearing capital increased by $2.2 billion, due to:
•inflows from our Wealth Solutions business;
• higher market valuations across our perpetual strategies and long-term private funds; and
•capital deployed across our liquid and perpetual strategies and long-term private funds (including our twelfth flagship opportunistic credit fund); partially offset by
•outflows and redemptions from our liquid and perpetual strategies and long-term private funds.
Q2 2025 Interim Report    35

CARRY ELIGIBLE CAPITAL
Carry eligible capital1 increased by $4.0 billion during the quarter to $245.6 billion as at June 30, 2025 (March 31, 2025 – $241.6 billion), primarily related to capital raised in our fifth opportunistic real estate fund strategy, our second global transition fund and our catalytic transition fund, partially offset by distributions from our first opportunistic real estate fund and our closed-end credit funds.
As at June 30, 2025, $167.5 billion of carry eligible capital was deployed (March 31, 2025 – $165.6 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There is currently $78.0 billion of uncalled fund commitments that will begin to earn carried interest once the capital is deployed and fund preferred returns are met (March 31, 2025 – $75.9 billion).
OPERATING RESULTS
DE from our Asset Management business includes fee-related earnings, net of corporate costs, excluding equity-based compensation costs and realized carried interest earned by us in respect of capital managed for our investors. Fee-related earnings includes fees earned by BAM on the capital invested by us in the perpetual affiliates. This is representative of how we manage the business and measure the returns from our asset management activities. DE from our Asset Management business also includes operating earnings from our interests in direct investments. We also analyze unrealized carried interest, net, to provide insight into the value our investments have created in the period.
i.Distributable earnings from BAM

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2025	2024
Fee revenues[1]
Base management fees	$1,159	$1,022
Incentive distributions	116	106
Transaction and advisory fees	10	20
	1,285	1,148
Less: direct costs	(590)	(535)
	695	613
Less: fee-related earnings not attributable to the Corporation	(19)	(30)
Fee-related earnings	676	583
Cash taxes	(88)	(76)
Add back: equity-based compensation costs, investment income and other	25	40
BAM distributable earnings	613	547
Amounts not attributable to the Corporation[2]	(166)	(146)
BAM distributable earnings at our share	447	401
Non-recourse borrowings expense[3]	(18)	—
Distributable earnings from BAM	$429	$401
Fee-related earnings increased to $676 million at our share, mainly due to higher base management fees driven by increased fee-bearing capital and growth in incentive distributions from BIP and BEP, partially offset by increased direct costs.
1 See definition in Glossary of Terms beginning on page 58.
2 Includes amounts not attributable to our combined 73% ownership interest in BAM, which is held 69% directly and 4% through BWS.
3 Non-recourse borrowings relate to interest paid on a $1 billion non-recourse loan issued to a large institutional partner in December 2024.
36    BROOKFIELD CORPORATION

Base management fees increased by $137 million or 13% from the prior year quarter as a result of the following activity:
•$57 million increase from our credit business due to contributions from our partner managers and inflows from our wealth solutions business;
•$44 million increase from our renewable power and transition business due to capital raised for our second global transition fund, our catalytic transition fund and our perpetual strategies and higher capitalization of BEP as a result of a higher trading price;
•$23 million increase from our real estate business due to capital raised for the fifth vintage of our flagship opportunistic real estate strategy; and
•$20 million increase from our infrastructure business due to higher capitalization of BIP as a result of a higher trading price and capital raised for our infrastructure income strategy; partially offset by
•$7 million decrease from our private equity business due to lower catch-up fees from our sixth flagship private equity fund, changes in fee-basis for certain earlier vintages of our flagship funds and realizations in our fourth flagship private equity fund.
Incentive distributions across our perpetual affiliates increased by $10 million to $116 million, due to higher distributions paid by BIP and BEP compared to the prior year quarter.
The margin on our fee-related earnings was 56% in the current period (2024 – 55%), benefitting from the growth in our credit segment and continued fundraising momentum.
Direct costs consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by $55 million from the prior year quarter as we continue to scale our asset management franchise, including enhancing our fundraising and client service capabilities and developing new complementary strategies.
Cash taxes comprise of costs of our asset management business. Amounts not attributable to the Corporation relate to non-controlling interest (“NCI”) of our asset management business.
ii.    Realized Carried Interest
We realize carried interest when a fund’s cumulative returns are in excess of preferred returns and are no longer subject to future investment performance (e.g., subject to “clawback”). During the quarter, we realized $129 million of carried interest, net of direct costs (2024 – $51 million), which was primarily driven by realizations from our credit and infrastructure funds.
We provide supplemental information and analysis below on the estimated amount of unrealized carried interest (see section iv) that has accumulated based on fund performance up to the date of the consolidated financial statements.
iii.    Direct investments
DE before realizations from our direct investments of $221 million was $14 million lower than the prior year quarter. The decrease is mainly attributable to lower unit sales at our Brazilian residential operations.
Q2 2025 Interim Report    37

iv.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest1 and associated costs are not included in our Consolidated Balance Sheets or Consolidated Statements of Operations as they are still subject to clawback. These amounts are reflected in the following table:

	2025			2024
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Carried Interest	Direct Costs	Net	Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of period	$11,555	$(3,635)	$7,920	$10,128	$(3,292)	$6,836
In-period change
Generated in period	(273)	29	(244)	774	(283)	491
Foreign currency revaluation	259	(74)	185	(112)	33	(79)
	(14)	(45)	(59)	662	(250)	412
Less: realized	(246)	99	(147)	(58)	8	(50)
	(260)	54	(206)	604	(242)	362
Accumulated unrealized, end of period	11,295	(3,581)	7,714	10,732	(3,534)	7,198
Carried interest not attributable to the Corporation	(1,632)	663	(969)	(1,222)	590	(632)
Accumulated unrealized, end of period, net	$9,663	$(2,918)	$6,745	$9,510	$(2,944)	$6,566
Unrealized carried interest decreased by $273 million, before foreign exchange and associated costs, primarily driven by temporary valuation changes on certain assets within our real estate funds, partially offset by higher valuations in our infrastructure and renewable power and transition funds.
Accumulated unrealized carried interest, at our share1, totaled $9.7 billion as at June 30, 2025. We estimate approximately $2.9 billion in associated costs related to the future realization of the accumulated amounts to date, predominantly related to employee long-term incentive plans and taxes that will be incurred. We expect to recognize $5.9 billion of this carry, before costs ($5.2 billion at our share), within the next three years; however, realization of this carried interest is dependent on future investment performance and the timing of monetizations.
1 See definition in Glossary of Terms beginning on page 58.
38    BROOKFIELD CORPORATION

WEALTH SOLUTIONS
Our capital invested in our Wealth Solutions business is held via our equity accounted investment in BWS1.
BWS is a wealth solutions provider focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Through operating subsidiaries, the business offers a broad range of insurance products and services, including annuities, personal and commercial property and casualty insurance and life insurance. The business seeks to generate attractive risk adjusted returns on equity over the long term by investing predominantly in credit products to earn an investment return that exceeds its cost of liabilities.
The business may seek to add duration and diversification to its investment portfolio by acquiring public and private assets across many asset classes, including, but not limited to, real estate, royalties, public securities, and private credit. These investments could be made in the open market or from the Corporation and its related party affiliate entities.
SUMMARY OF OPERATING RESULTS
Distributable operating earnings (“DOE”) is a key measure of our Wealth Solutions business’ financial performance and is equivalent to its DE. The following table disaggregates our Wealth Solutions segment’s DOE to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2025	2024
Net investment income	$1,582	$1,151
Cost of funds[2]	(996)	(702)
Investment earnings	586	449
Interest expense	(82)	(88)
Operating expenses and other[2]	(106)	(63)
Distributable operating earnings	398	298
Less: amounts not attributable to the Corporation	(7)	(6)
Distributable operating earnings attributable to the Corporation	$391	$292
Our DOE from our Wealth Solutions business was $391 million in the quarter, a $99 million increase from the prior year quarter benefitting from strong investment performance and disciplined capital deployment.
During the quarter, we originated over $4 billion of retail and institutional annuity sales, increasing insurance assets to $135 billion as at June 30, 2025. Spread earnings on the investment portfolio were 1.8%, resulting in a sustained 15% return on equity. The business continues to benefit as we gradually rotate our investment portfolio into higher quality investments.
COMMON EQUITY
Common equity in our Wealth Solutions segment was $11.6 billion3 as at June 30, 2025 (December 31, 2024 – $10.9 billion), as the reinvestment of DE to support the continued growth of this business and contribution of BAM shares were partially offset by mark-to-market movements on our investment portfolio and reserves.
1 We refer to BWS as a “paired entity” to the Corporation. Each BWS Class A exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share due to each exchangeable share (i) being exchangeable at the option of the holder for one Brookfield Class A Share or its cash equivalent (the form of payment to be determined at the election of the Corporation), subject to certain limitations, and (ii) receiving distributions at the same time and in the same amounts as dividends on the Brookfield Class A Shares. The Corporation owns 100% of the BWS Class C shares, which entitles the Corporation to the residual economic interest in BWS after distributions have been made to BWS Class A and B shareholders.
2 For comparability with peers, we have reclassified current income taxes of $53 million for the three months ended June 30, 2024 from cost of funds to operating expenses and other.
3 Our common equity in our Wealth Solutions business includes $3.3 billion of DOE retained in this business, mark-to-market movements on our investment portfolio and reserves and other adjustments required under IFRS. In the second quarter of 2025, we transferred a 4% direct interest in BAM to our wealth solutions business, increasing our stake in BWS. On a combined basis with BWS, we hold a 73% ownership interest in BAM.
Q2 2025 Interim Report    39

RENEWABLE POWER AND TRANSITION
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Renewable Power and Transition segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2025 AND DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		FFO		Common Equity
	Ref.	2025	2024	2025	2024
Brookfield Renewable[1]	i	$153	$137	$3,542	$3,821
Energy contracts	ii	2	(1)	662	664
Realized disposition gains	iii	—	3	—	—
		$155	$139	$4,204	$4,485
Cash distributions received		$115	$106
FFO increased by $16 million compared to the prior year quarter primarily due to growth from the commissioning of development assets across our portfolio, strong hydrology in North America and Colombia, and higher contributions from our global nuclear services business. This was partially offset by lower hydrology in Brazil, net disposition activity, and increased interest expense due to additional borrowings to finance ongoing capital projects.
i.Brookfield Renewable
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED JUN. 30 (GIGAWATT HOURS AND MILLIONS)	Actual Generation (GWh)[2]		Long-Term Average (GWh)[2]		FFO
	2025	2024	2025	2024	2025	2024
Hydroelectric	5,668	4,686	5,452	5,490	$205	$135
Wind	2,117	2,108	2,405	2,444	84	104
Utility-scale solar	1,349	1,109	1,569	1,262	100	91
Distributed energy & sustainable solutions	408	395	393	326	118	86
Corporate	—	—	—	—	(136)	(77)
Attributable to unitholders	9,542	8,298	9,819	9,522	371	339
Non-controlling interests and other[3]					(218)	(199)
Segment reallocation[4]					—	(3)
Brookfield’s interest					$153	$137
2.Proportionate to BEP; see “Proportionate basis generation” in Glossary of Terms beginning on page 58.
3.Includes incentive distributions paid to Brookfield of $35 million (2024 – $32 million) as the general partner of BEP.
4.Segment reallocation refers to certain items, net of NCI, included in BEP’s FFO that we reclassify.

1 Brookfield’s interest in BEP consists of 194.5 million redemption-exchange units, 69.2 million Class A limited partnership units, 4.0 million general partnership units, as well as 34.7 million Class A shares in Brookfield Renewable Corporation (“BEPC”), together representing an economic interest of 46% in BEP. As at June 30, 2025, 10.1 million Class A shares of BEPC and 5.1 million LP units of BEP were held by wholly-owned subsidiaries of BWS. The Corporation and BWS agreed under a voting agreement that all decisions to be made by subsidiaries of BWS with respect to the voting of these Class A shares will be made jointly by mutual agreement. As a result of the paired share status of BN and BWS and our ownership of all the issued and outstanding BWS Class C shares, the shareholders of BN and BWS will continue to benefit from the economic return of the transferred assets.
40    BROOKFIELD CORPORATION

BEP’s FFO for the quarter was $371 million, of which our share was $153 million. Generation in the quarter totaled 9,542 GWh, a 15% increase compared to the prior year quarter. Generation in the quarter was 3% lower than the long-term average (“LTA”)2 primarily as strong hydrology in North America and Colombia was more than offset by lower hydrology in Brazil, and lower wind and solar resources across our portfolio. Key variances for our operations are described below.
Hydroelectric
FFO of $205 million in the current quarter was $70 million higher than the prior year quarter primarily due to:
•higher revenue due to inflation indexation on our contracted generation across the business and strong hydrology in North America and Colombia; partially offset by
•lower hydrology in Brazil and unfavourable pricing on our uncontracted generation in Colombia; and
•the unfavourable impact of foreign currency translation due to the appreciation of the U.S. dollar against the Brazilian real and Colombian peso.
Wind
FFO of $84 million in the current quarter decreased by $20 million relative to the prior year quarter as:
•contributions from newly acquired and commissioned facilities, including our investments in a leading global renewables developer in France and an offshore wind portfolio in the U.K.; and
•the recognition of tax benefits across our businesses; were more than offset by
•the absence of contributions from wind assets in Portugal and Spain sold in the fourth quarter of 2024.
Utility-Scale Solar
FFO of $100 million in the current quarter increased by $9 million relative to the prior year quarter due to:
•contributions from newly acquired and commissioned facilities, including our investment in a leading global renewables developer in France and a fully integrated developer and operator of renewable power assets in the U.S.; and
•the recognition of tax benefits across our businesses; partially offset by
•the absence of contributions from solar assets in Spain sold in the fourth quarter of 2024.
Distributed Energy & Sustainable Solutions
FFO of $118 million in the current quarter increased by $32 million relative to the prior year quarter primarily due to:
•contributions from newly acquired and commissioned facilities, including our investment in a leading global renewables developer in France; and
•higher contributions from our global nuclear services business, benefiting from tailwinds in the nuclear sector; partially offset by
•the absence of contributions from a pumped storage operation in the U.K sold in the first quarter of 2025.
Corporate
The corporate FFO decreased by $59 million from the prior year quarter to a deficit of $136 million, primarily due to additional corporate level borrowings to finance ongoing capital projects and decreased contributions from the sale of certain non-core assets compared to the prior year.
2 See definition in Glossary of Terms beginning on page 58.
Q2 2025 Interim Report    41

ii.Energy Contracts
During the quarter, we purchased 1026 GWh (2024 – 893 GWh) from BEP at $72 per MWh (2024 – $74 per MWh) and sold the purchased generation at an average selling price of $74 per MWh (2024 – $72 per MWh). As a result, we recognized FFO of $2 million due to favourable market pricing.
COMMON EQUITY
Common equity in our Renewable Power and Transition segment was $4.2 billion as at June 30, 2025 (December 31, 2024 – $4.5 billion). Contributions from FFO were more than offset by distributions to unitholders, and the impacts of depreciation and foreign exchange.
42    BROOKFIELD CORPORATION

INFRASTRUCTURE
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Infrastructure segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2025 AND DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		FFO		Common Equity
	Ref.	2025	2024	2025	2024
Brookfield Infrastructure[1]	i	$146	$140	$2,093	$2,202
Realized disposition gains	ii	42	—	—	—
		$188	$140	$2,093	$2,202
Cash distributions received		$89	$84
FFO increased by $48 million compared to the prior year quarter, primarily due to inflation indexation on contracts across our businesses, commissioning of capital projects in our utilities, midstream and data businesses, as well as disposition gains from the sale of our U.S. gas pipeline, partially offset by increased interest expense due to additional borrowings to finance ongoing capital projects, the impact of foreign exchange and net disposition activity.
i.Brookfield Infrastructure
The following table disaggregates BIP’s FFO by business line to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2025	2024
Utilities	$187	$180
Transport	304	319
Midstream	157	143
Data	113	78
Corporate	(123)	(112)
Attributable to unitholders	638	608
Non-controlling interests and other[2]	(488)	(464)
Segment reallocation[3]	(4)	(4)
Brookfield’s interest	$146	$140
2.Includes incentive distributions paid to Brookfield of $80 million (2024 – $74 million) as the general partner of BIP.
3.Segment reallocation refers to certain items, net of NCI, included in BIP’s FFO that we reclassify.

BIP’s FFO for the quarter was $638 million, of which our share was $146 million compared to $140 million in the prior year quarter. Key variances for our operations are described on the following page.

1 Brookfield’s interest consists of 190.3 million redemption-exchange units, 1.4 million limited partnership units, 2.4 million general partnership units of BIP LP, as well as 13.0 million Class A shares in Brookfield Infrastructure Corporation (“BIPC”), together representing an economic interest of 26% in BIP. As at June 30, 2025, 3.3 million LP units of BIP were held by wholly-owned subsidiaries of BWS. As a result of the paired share status of BN and BWS and our ownership of all the issued and outstanding BWS Class C shares, the shareholders of BN and BWS will continue to benefit from the economic return of the transferred assets.
Q2 2025 Interim Report    43

Utilities
FFO in our utilities operations of $187 million was $7 million higher than the prior year quarter, primarily due to:
•organic growth as a result of inflation indexation in revenues and rate base increases; partially offset by
•higher interest expense, primarily from additional borrowings to support capital projects; and
•the absence of contributions from our Mexican regulated natural gas transmission pipelines divested in the first quarter of 2025.
Transport
FFO from our transport operations of $304 million was $15 million lower than the prior year quarter, primarily as:
•strong growth due to inflationary increases in tariffs across the segment; and
•higher volume at our rail and ports businesses and toll roads; were more than offset by
•the unfavourable impact of foreign currency translation due to the appreciation of the U.S. dollar against the Brazilian real; and
•the absence of contributions from the sale of a partial interest in a subsidiary of our global intermodal logistics operation in first quarter of 2025.
Midstream
FFO from our midstream operations of $157 million was $14 million higher than the prior year quarter, primarily due to:
•strong asset utilization, higher contracted revenues across our midstream operations; partially offset by
•higher interest expense incurred primarily on refinancings; and
•the unfavourable impact of foreign currency translation due to the appreciation of the U.S. dollar against most major currencies; and
•the absence of contributions from a U.S gas pipeline divested in the second quarter of 2025.
Data
FFO from our data operations of $113 million was $35 million higher than the prior year quarter, primarily due to:
•additional points-of-presence across our telecom tower and fiber operations and megawatts commissioned across our global data storage platform; and
•contributions from the acquisitions of an Indian telecom tower operation in the third quarter of 2024.
Corporate
The Corporate FFO decreased by $11 million from the prior year quarter to a deficit of $123 million, primarily due to higher management fees as a result of the higher market capitalization of BIP.
COMMON EQUITY
Common equity in our Infrastructure segment was $2.1 billion as at June 30, 2025 (December 31, 2024 – $2.2 billion), as contributions from FFO were more than offset by distributions to unitholders, and the impacts of depreciation and foreign exchange. This equity is primarily comprised of our investments in PP&E and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered as intangible assets under IFRS Accounting Standards, and therefore recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power and Transition segments, where a larger portion of the balance sheet is subject to revaluation.
44    BROOKFIELD CORPORATION

PRIVATE EQUITY
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Private Equity segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2025 AND DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		FFO		Common Equity
	Ref.	2025	2024	2025	2024
Brookfield Business Partners[1,2]	i	$100	$122	$2,023	$1,879
Realized disposition gains	ii	(1)	67	—	—
		$99	$189	$2,023	$1,879
Cash distributions received[3]		$6	$9
FFO decreased by $90 million compared to the prior year quarter. Excluding the impact of our reduced direct ownership in BBU2 and disposition gains, operating FFO increased by $32 million primarily driven by same-store growth from commercial execution across our businesses, higher contributions from our construction operation in business services, and the recognition of tax benefits at our advanced energy storage operation in industrials. This was partially offset by net disposition activity in our business and infrastructure services operations, and higher borrowing costs associated with a special distribution from our advanced energy storage operation in the prior quarter.
i.Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2025	2024
Business services	$105	$86
Infrastructure services	38	76
Industrials	154	206
Corporate	(63)	(79)
Attributable to unitholders	234	289
Non-controlling interests	(135)	(100)
Segment reallocation and other[4]	1	(67)
Brookfield’s interest	$100	$122

1 Brookfield’s interest in BBU consists of 51.6 million redemption-exchange units, 0.4 million limited partnership units, four general partnership units, four special limited partnership units, as well as 36.9 million Class A shares in Brookfield Business Corporation (“BBUC”), together representing an economic interest of 42% in BBU. As at June 30, 2025, 43.3 million limited partnership units and 10.3 million Class A shares of BBUC were held by wholly-owned subsidiaries of BWS. The Corporation and BWS agreed under a voting agreement that all decisions to be made by subsidiaries of BWS with respect to the voting of these Class A shares will be made jointly by mutual agreement. As a result of the paired share status of BN and BWS and our ownership of all the issued and outstanding BWS Class C shares, the shareholders of BN and BWS will continue to benefit from the economic return of the transferred assets.
2 In the fourth quarter of 2024, BWS acquired a $1 billion economic interest in BBU from the Corporation. On a combined basis, we hold a 68% ownership interest in BBU, which is held 42% directly in BBU and 26% through BWS.
3 BBU pays a modest distribution as the majority of its FFO is reinvested within the business to further enhance value.
4 Segment reallocation and other refers to realized disposition gains, net of NCI, included in BBU’s FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BBU.
Q2 2025 Interim Report    45

BBU generated $234 million of FFO compared to $289 million in the prior year quarter, with our share being $100 million compared to $122 million in the prior year quarter. The increase in amounts attributable to non-controlling interests was primarily due to our Wealth Solutions business' acquisition of a 25% economic interest in BBU from the Corporation in the fourth quarter of 2024. Key variances are described below:
Business Services
Business services generated FFO of $105 million, an increase of $19 million compared to the prior year quarter, primarily driven by:
•increased contributions at our construction operation; and
•increased contributions from our dealer software and technology services operation due to the absence of costs incurred and one-time billing credits provided to customers related to a cybersecurity incident in the prior year quarter; partially offset by
•reduced contributions from the disposition of our road fuels operation in the third quarter of 2024.
Infrastructure Services
Infrastructure services generated FFO of $38 million, a decrease of $38 million compared to the prior year quarter, primarily driven by:
•lower interest expense from reduced borrowings within our operations; more than offset by
•reduced contributions from lower volumes at our lottery services operation; and
•reduced contributions from the sale of the shuttle tanker operation within our offshore oil services business in the first quarter of 2025.
Industrials
Industrials generated $154 million of FFO, a decrease of $52 million compared to the prior year quarter. Excluding the impact of realized disposition gains in the prior year quarter, FFO increased by $50 million from the prior year quarter, primarily driven by:
•commercial and operational execution, increased demand for higher margin advanced batteries, and the recognition of tax benefits at our advanced energy storage operation; partially offset by
•higher borrowing costs associated with a special distribution at our advanced energy storage operation in the prior quarter.
Corporate
Corporate FFO increased by $16 million compared to the prior year quarter to a deficit of $63 million, primarily driven by decreased interest expense due to the repayment of corporate level borrowings.
ii.Realized Disposition Gains
Realized disposition gains of $67 million in the prior year quarter were primarily due to the disposition of our Canadian aggregates production operation.
COMMON EQUITY
Common equity in our Private Equity segment was $2.0 billion as at June 30, 2025 (December 31, 2024 – $1.9 billion), higher than the prior year due to contributions from FFO, partially offset by the impacts of depreciation and foreign exchange. The depreciable assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis.
46    BROOKFIELD CORPORATION

REAL ESTATE
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of NOI and common equity by strategy in our Real Estate segment to facilitate analysis of the period-over-period variances. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2025 AND DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	NOI		Common Equity
	2025	2024	2025	2024
Core	$338	$376	$14,919	$14,841
Transitional and development	378	427	9,582	8,244
Brookfield Property Group[1]	$716	$803	$24,501	$23,085
1.See “Economic ownership interest” in the Glossary of Terms beginning on page 58.
Our real estate business continues to benefit from strong demand for premium properties with occupancy rates remaining high at 96% in our core portfolio, delivering same-store core NOI growth of 2% over the prior year quarter.
During the quarter, we signed close to 4 million square feet of office and retail leases, reflecting both strong tenant demand and limited availability for our premium space. We also completed a series of dispositions, generating cash proceeds of $1.4 billion.
BPG’s NOI for the quarter was $716 million compared to $803 million in the prior year quarter. Key variances for our operations are described below.
Core
NOI of $338 million was $38 million lower than the prior year quarter, primarily as growth in same-store NOI due to lease commencements and higher rents at certain office properties were more than offset by the impact of the aforementioned dispositions.
Transitional and Development
NOI of $378 million was $49 million lower than the prior year quarter, primarily as increases from higher occupancy at certain retail properties was offset by lower lot sales from our North American residential business, as well as the impact of dispositions.
COMMON EQUITY
Common equity in our Real Estate segment was $24.5 billion as at June 30, 2025 (December 31, 2024 – $23.1 billion), which increased primarily due to higher valuations in our core portfolio and capital investment to opportunistically repay debt and fund various investments, partially offset by lower valuations on certain U.S. office properties in our transitional and development portfolio.
Q2 2025 Interim Report    47

CORPORATE ACTIVITIES
SUMMARY OF OPERATING RESULTS
The following table disaggregates FFO and common equity into the principal assets and liabilities within our Corporate Activities segment to facilitate analysis:

AS AT JUN. 30, 2025 AND DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	FFO		Common Equity
	2025	2024	2025	2024
Corporate cash and other, net of working capital	$67	$12	$258	$578
Corporate borrowings	(188)	(181)	(14,973)	(14,232)
Preferred equity[1]	—	—	(4,333)	(4,333)
Realized disposition gains	—	954	—	—
	$(121)	$785	$(19,048)	$(17,987)
1.FFO excludes preferred share distributions of $44 million (2024 – $44 million).
Corporate cash and other, net of working capital includes accounts receivable, accounts payable, other assets and other liabilities, inclusive of deferred tax assets and liabilities, as well as corporate cash and financial assets. Corporate financial assets are generally recorded at fair value with changes recognized through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income as a component equity. Loans and receivables are typically carried at amortized cost. Corporate cash and other, net of working capital excludes our proportionate share of cash from our Asset Management business of $350 million1 (December 31, 2024 – $296 million), which we consider to be part of our corporate liquidity and include as part of the common equity of our Asset Management segment.
Corporate cash and other, net of working capital was $258 million as at June 30, 2025 (December 31, 2024 –$578 million), a decrease from the prior year primarily due to a higher cash balance in the prior year, as cash received from a non-recourse loan issued to a large institutional partner in December 2024 was reinvested into our operating businesses in the prior quarter.
FFO from working capital, net of corporate cash and other includes realized income and expenses from corporate cash and financial assets or liabilities in addition to corporate costs and cash taxes. During the second quarter of 2025, FFO of $67 million (2024 – $12 million) was generated as investment income on corporate cash and financial assets was partially offset by interest expense on amounts placed on deposit with the Corporation, corporate costs, and cash taxes. Corporate costs and normal course cash taxes were in line with the prior year quarter.
Corporate borrowings are generally issued with fixed interest rates. Some of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the foreign exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. The $188 million FFO deficit (2024 – $181 million) reported through corporate borrowings reflects the interest expense on all of our corporate borrowings. The increase in deficit from the prior year quarter was primarily attributable to corporate debt and commercial paper issuances, net of repayments completed over the last twelve months.
Preferred equity is not revalued under IFRS Accounting Standards and is consistent with year-end. We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
1This is inclusive of our interest in BAM held through BWS.
48    BROOKFIELD CORPORATION

PART 4
CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Corporate Capitalization1 – reflects the amount of debt held in the Corporate Activities segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds, subordinated notes and the issuance of short-term commercial paper. As at June 30, 2025, our corporate capitalization was $67.1 billion (December 31, 2024 – $64.9 billion) with a debt to capitalization1,2 of 21% (December 31, 2024 – 21%).
Consolidated Capitalization1 – reflects the aggregate capitalization of wholly owned, partially owned, and managed entities that we consolidate in our financial statements. As at June 30, 2025, consolidated capitalization increased compared to prior year largely due to increased borrowings at our private equity and infrastructure businesses. Much of the borrowings issued within our managed entities are included in our consolidated balance sheet notwithstanding that virtually none of this debt has any recourse to the Corporation.
The following table presents our capitalization on a corporate and consolidated basis:

AS AT JUN. 30, 2025 AND DEC. 31, 2024 (MILLIONS)		Corporate		Consolidated
	Ref.	2025	2024	2025	2024
Corporate borrowings	i	$14,973	$14,232	$14,973	$14,232
Non-recourse borrowings
Subsidiary borrowings	i	—	—	17,126	16,002
Property-specific borrowings	i	—	—	218,535	204,558
		14,973	14,232	250,634	234,792
Accounts payable and other		5,127	3,941	56,509	55,502
Deferred income tax liabilities		199	530	24,462	25,267
Subsidiary equity obligations		—	—	3,395	4,759
Liabilities associated with assets classified as held for sale		—	—	9,423	4,721
Equity
Non-controlling interests		230	230	115,049	119,406
Preferred equity	ii	4,103	4,103	4,103	4,103
Common equity	iii	42,493	41,874	42,493	41,874
		46,826	46,207	161,645	165,383
Total capitalization		$67,125	$64,910	$506,068	$490,424

Debt to capitalization[2]	21%	21%	49%	47%

1 See definition in Glossary of Terms beginning on page 58.
2 Determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization. Draws on revolving facilities and commercial paper issuances are excluded from the debt to capitalization ratios as they are not permanent sources of capital.
Q2 2025 Interim Report    49

i.    Borrowings
Corporate Borrowings

AS AT JUN. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2025	2024	2025	2024	2025	2024
Term debt	4.7%	4.7%	14	14	$13,674	$13,562
Commercial paper[1]	4.9%	4.9%	<1	<1	1,401	767
Deferred financing costs	n/a	n/a	n/a	n/a	(102)	(97)
Total					$14,973	$14,232
1.Our commercial paper program is backed by our revolving credit facility, which matures in June 2030.
As at June 30, 2025, corporate borrowings included term debt of $13.7 billion (December 31, 2024 – $13.6 billion) which had an average term to maturity of 14 years (December 31, 2024 – 14 years). Term debt consists of public and private bonds, all of which are fixed rate and have maturities ranging from 2026 to 2080. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.
We had $1.4 billion of commercial paper outstanding and no draws on our $3.4 billion revolving facility as at June 30, 2025 (December 31, 2024 – $767 million of commercial paper outstanding). As at June 30, 2025, $37 million of the facilities were utilized for letters of credit (December 31, 2024 – $39 million).
Subsidiary Borrowings
We endeavor to capitalize our perpetual affiliates to enable continuous access to debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation. Subsidiary borrowings include perpetual affiliates’ recourse term debt and credit facility draws. These borrowings have no recourse to the Corporation.

AS AT JUN. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2025	2024	2025	2024	2025	2024
Renewable Power and Transition	4.7%	4.7%	11	11	$4,561	$3,801
Infrastructure	5.0%	5.1%	12	12	4,987	4,541
Private Equity & Other[1]	7.0%	7.5%	6	4	2,054	2,278
Real Estate	5.7%	5.8%	3	4	5,524	5,382
Total	5.4%	5.6%	8	8	$17,126	$16,002
1.Includes $750 million of senior notes issued by BAM in 2025.
Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation or the relevant perpetual affiliate.

AS AT JUN. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2025	2024	2025	2024	2025	2024
Renewable Power and Transition	6.1%	6.4%	8	8	$41,991	$38,149
Infrastructure	6.6%	6.4%	8	7	62,298	55,298
Private Equity & Other[1]	7.6%	7.8%	5	6	47,577	40,935
Real Estate[2]	6.6%	6.7%	2	2	66,669	70,176
Total	6.7%	6.8%	5	5	$218,535	$204,558
1.Includes a $1.0 billion non-recourse loan that was issued to a large institutional partner in December 2024.
2.Includes $42.7 billion (December 31, 2024 – $45.8 billion) of borrowings associated with real estate LP investments from our Asset Management segment.
50    BROOKFIELD CORPORATION

Property-specific borrowings have increased by $14.0 billion since December 31, 2024, primarily due to new- and up-financings at our private equity and infrastructure businesses.
Fixed and Floating Interest Rate Exposure
Many of our borrowings, including all corporate borrowings recourse to the Corporation, are fixed rate, long-term financings. The remainder of our borrowings are at floating rates; however, from time to time, we enter into interest rate contracts to swap our floating rate exposure to fixed rates.
As at June 30, 2025, 78% of our share of debt outstanding, including the effect of swaps, was fixed rate. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
The following table presents the fixed and floating rates of interest expense:

AS AT JUN. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	Fixed Rate				Floating Rate
	2025		2024		2025		2024
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.7%	$14,973	4.7%	$14,232	—%	$—	—%	$—
Subsidiary borrowings	5.0%	12,170	5.0%	10,635	6.4%	4,956	6.8%	5,367
Property-specific borrowings	5.8%	79,102	5.6%	72,989	7.3%	139,433	7.4%	131,569
Total	5.5%	$106,245	5.4%	$97,856	7.2%	$144,389	7.4%	$136,936
ii.    Preferred Equity
Preferred equity represents permanent non-participating preferred shares that provide leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

AS AT JUN. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	Term	Average Rate		Amount
		2025	2024	2025	2024
Fixed rate-reset	Perpetual	5.1%	5.0%	$2,901	$2,901
Fixed rate	Perpetual	4.8%	4.8%	739	739
Floating rate	Perpetual	3.7%	4.5%	463	463
Total		4.9%	4.9%	$4,103	$4,103
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at June 30, 2025 was 283 basis points.

Q2 2025 Interim Report    51

iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A and Class B shares during the periods are as follows:

	Three Months Ended		Six Months Ended
AS AT AND FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2025	2024	2025	2024
Outstanding at beginning of period	1,500.1	1,512.9	1,506.6	1,523.5
Issued (repurchased)
Issuances	0.2	0.7	1.2	1.6
Repurchases	(6.1)	(7.1)	(14.6)	(20.3)
Long-term share ownership plans[1]	1.4	1.7	2.4	3.4
Dividend reinvestment plan and others	0.1	—	0.1	—
Outstanding at end of period	1,495.7	1,508.2	1,495.7	1,508.2
Unexercised options and other share-based plans[1] and exchangeable shares of affiliate[1]	93.9	88.9	93.9	88.9
Total diluted shares at end of period	1,589.6	1,597.1	1,589.6	1,597.1
1.Includes management share option plan and restricted stock plan.
The company holds 120.2 million Class A shares (June 30, 2024 – 100.6 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 25.3 million (June 30, 2024 – 10.0 million) shares issuable in respect of these plans based on the market value of the Class A shares as at June 30, 2025, resulting in a net reduction of 94.9 million (June 30, 2024 – 90.6 million) diluted shares outstanding.
During the second quarter of 2025, 2.6 million options were exercised, of which 0.9 million and 0.1 million were issued on a net-settled and gross basis, respectively, resulting in the cancellation of 1.6 million vested options.
The cash value of unexercised options was $800 million as at June 30, 2025 (June 30, 2024 – $1.0 billion) based on the proceeds that would be paid on exercise of the options.
As at August 6, 2025, the Corporation had 1,495,776,226 Class A shares and 85,120 Class B shares outstanding. Refer to Note 12 of the consolidated financial statements for additional information on equity.
52    BROOKFIELD CORPORATION

LIQUIDITY
CORPORATE LIQUIDITY
We maintain significant liquidity at the corporate level. Our primary sources of liquidity, which we refer to as core liquidity1, consist of:
•cash and financial assets, net of other associated liabilities; and
•undrawn committed credit facilities.
We further assess overall liquidity inclusive of our Operating Businesses and our Wealth Solutions business because of their role in funding acquisitions both directly and through funds managed by our Asset Management business. On a group basis, as at June 30, 2025, we had deployable capital of $177 billion, which included corporate liquidity, perpetual affiliate liquidity, and third-party commitments available for drawdown in the private funds of our Asset Management business.
CAPITAL REQUIREMENTS
The Corporation has very few non-discretionary capital requirements. Our largest normal course capital requirement are our debt maturities and commitments into the funds managed by our Asset Management business. There are no debt maturities until 2026, when C$850 million is due in January and $500 million is due in June. Periodically, we will fund capital calls for our fund commitments, strategic acquisitions to expand our capabilities and seed new investment strategies.
At the perpetual affiliate level, the largest normal course capital requirements are debt maturities and the pro-rata share of private fund capital calls. New acquisitions are primarily funded through the private funds or perpetual affiliates that are managed by our Asset Management business. We endeavor to structure these entities so that they are self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation.
In the case of private funds in our Asset Management business, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our perpetual affiliates as well as the Corporation. As at June 30, 2025, the Corporation has the following commitments within flagship funds managed by our Asset Management business:

AS AT JUN. 30, 2025 (MILLIONS)
	Total Commitment	Funded Amount
Brookfield Strategic Real Estate Partners III	$2,750	$2,750
Brookfield Strategic Real Estate Partners IV	3,500	2,747
Brookfield Strategic Real Estate Partners V	3,000	—
Oaktree Opportunities Fund XI	750	638
Oaktree Opportunities Fund XII	796	219
	$10,796	$6,354
In the case of perpetual affiliates, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
At the asset level, we schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels. We refer to this as sustaining capital expenditures. The sustaining capital expenditure programs are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.

1 See definition in Glossary of Terms beginning on page 58.
Q2 2025 Interim Report    53

CORE LIQUIDITY AND DEPLOYABLE CAPITAL
The following table presents core liquidity of the Corporation, perpetual affiliates and managed funds as well as total deployable capital:

AS AT JUN. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	Corporate Liquidity[1]		Deployable Capital
	2025	2024	2025	2024
Cash and financial assets, net	$2,350	$2,863	$59,304	$56,815
Undrawn committed credit facilities	3,363	3,361	11,780	10,989
Core liquidity	$5,713	$6,224	—	—
Third-party uncalled private fund commitments			105,815	91,463
Total Deployable Capital			$176,899	$159,267
1.Corporate cash and financial assets includes $350 million of our proportionate share of our Asset Management business’ cash as at June 30, 2025 (December 31, 2024 – $296 million). Proportionate share is inclusive of our stake held through our wealth solutions business.
As at June 30, 2025, the Corporation’s core liquidity was $5.7 billion, consisting of $2.4 billion in cash and financial assets, inclusive of our proportionate share of our Asset Management business’ cash, and $3.4 billion in undrawn credit facilities. The Corporation’s liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support the activities of our perpetual affiliates and funding strategic transactions.
The Corporation has the ability to raise additional liquidity through the issuance of securities and the sale of holdings of listed investments within our perpetual affiliates and other investments. However, this is not included in our core liquidity as we are generally able to finance our operations and capital requirements through other means.
Corporate liquidity decreased by $511 million compared to the prior year, as distributable earnings and net financing activities were more than offset by reinvestment activities in our Asset Management, Wealth Solutions and Operating businesses, as well as capital returned to shareholders in the form of dividends and share repurchases.
In the first six months of 2025, we had net financing activities of $741 million related to commercial paper issuances. The $500 million 30-year bond issuances in March 2025 were offset by the repayment of our $500 million maturing notes.
The following table shows the quoted market value of the company’s listed securities and annual cash distributions of the company’s operating businesses based on current distribution policies for each entity:

AS AT JUN. 30, 2025 (MILLIONS EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Current Distributions (Current Rate)[3]	YTD Distributions (Actual)
Distributions from investments
Brookfield Asset Management[4]	73%	1,193.0	$1.75	$64,950	$2,088	$924
Brookfield Renewable[5]	46%	302.4	1.49	7,824	451	226
Brookfield Infrastructure[6]	26%	207.1	1.72	7,029	356	178
Brookfield Business Partners[7]	42%	88.9	0.25	2,505	22	12
Brookfield Property Group[8]	100%	n/a	n/a	n/a	1,530	755
Total					$4,447	$2,095
1.Based on current distribution policies.
2.Quoted value represents the value of Brookfield owned units as at market close on June 30, 2025.
3.Distributions (current rate) are calculated by multiplying units held as at June 30, 2025 by distributions per unit. Actual dividends may differ due to timing of dividend increases and payment of special dividends, which are not factored into the current rate calculation. See definition in Glossary of Terms beginning on page 58.
4.Brookfield has a combined 73% ownership interest in BAM. 69% is held directly and 4% is held through BWS.
5.Brookfield owned units represent the combined units held in BEP and Brookfield Renewable Holdings Corporation (“BRHC”).
6.Brookfield owned units represent the combined units held in BIP and Brookfield Infrastructure Holdings Corporation (“BIHC”).
7.Brookfield owned units represent the combined units held in BBU and BBUC. On a combined basis with BWS, we hold a 68% ownership interest in BBU, which is held 42% directly in BBU and 26% through BWS.
8.Includes distributions from direct investments into and alongside real estate private funds managed by BAM.

54    BROOKFIELD CORPORATION

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2025	2024	2025	2024
Operating activities	$2,011	$698	$3,705	$1,016
Financing activities	5,117	7,369	11,889	12,578
Investing activities	(5,909)	(8,329)	(17,233)	(13,202)
Change in cash and cash equivalents	$1,219	$(262)	$(1,639)	$392
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flows from operating activities totaled $2.0 billion in the second quarter of 2025, a $1.3 billion increase from the prior year quarter due to contributions from same-store growth and acquisitions, net of dispositions, over the last twelve months.
Financing Activities
Net cash flows from financing activities totaled $5.1 billion in the second quarter of 2025 compared to $7.4 billion in the prior year quarter, primarily as:
•non-recourse borrowings arranged primarily within our Renewable Power and Transition and Infrastructure segments, net of repayments of $3.0 billion;
•capital provided by non-controlling interests, net of capital repaid, of $2.8 billion;
•capital from other financing activities of $908 million;
•non-recourse credit facilities, net of repayments, of $672 million, primarily from our Renewable Power and Transition and Real Estate segments; and
•commercial paper issuances, net of repayments, of $254 million; were partially offset by
•cash distributions to non-controlling interests and shareholders of $2.5 billion.
Investing Activities
Net cash flows used by investing activities were $5.9 billion in the second quarter of 2025 compared to $8.3 billion used in the prior year quarter, and mainly related to:
•acquisitions of subsidiaries, net of dispositions, of $3.3 billion, primarily related to acquisitions in our Private Equity and Renewable Power and Transition segments;
•acquisitions and additions to PP&E, net of dispositions, of $2.4 billion;
•acquisitions of equity accounted investments, net of dispositions, of $1.3 billion, primarily associated with acquisitions in our Infrastructure segment; partially offset by
•dispositions of financial assets and other, net of additions of $1.1 billion.
Refer to Note 4 Acquisitions of Consolidated Entities and Note 8 Equity Accounted Investments in the consolidated financial statements for further details.
Q2 2025 Interim Report    55

PART 5
ACCOUNTING POLICIES AND INTERNAL CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
OVERVIEW
We are a publicly held Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
IFRS Accounting Standards use a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 – Review of Consolidated Financial Results for additional information.
The preparation of the consolidated financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics in Note 11 of the 2024 audited consolidated financial statements and below.
For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our accounting policies contained in Note 2 of the 2024 audited consolidated financial statements.
ACCOUNTING ESTIMATES
i.Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. These valuations are updated at each balance sheet date with gains or losses recognized in net income.
The majority of underlying cash flows in the models are comprised of contracted leases, many of which are long term. As at June 30, 2025, our office portfolio (core and transitional and development) has a combined 88% occupancy level and a 9-year average lease life, while our retail portfolio (core and transitional and development) has a combined occupancy rate of 93%. The models also include property-level assumptions for renewal probabilities, future leasing rates and capital expenditures. These are reviewed as part of the business planning process and external market data is utilized when determining the cash flows associated with lease renewals. Additionally, each year we sell a number of assets, which also provides support for our valuations, as we typically contract at prices comparable to IFRS values.
56    BROOKFIELD CORPORATION

We test the outcome of our process by having a number of our properties externally appraised each year, including appraisals for core office properties, at least on a three-year rotating basis. These appraisals, along with market comparables and third-party valuation metric analyses, are used to support our internally-prepared valuations; significant differences are reconciled as they arise. During the six months ended June 30, 2025, we obtained 92 external appraisals of our operating properties representing $20 billion of assets; external appraisals were within 2% of management’s valuations.
The valuations are most sensitive to changes in cash flows, which include assumptions relating to lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs, discount rates and terminal capitalization rates. The key valuation metrics of our real estate assets as at June 30, 2025 and December 31, 2024 are summarized below.

AS AT JUN. 30, 2025 AND DEC. 31, 2024	Core		Transitional and development		LP investments[1]		Weighted average
	2025	2024	2025	2024	2025	2024	2025	2024
Discount rate	6.3%	6.3%	7.8%	7.9%	8.6%	9.1%	7.8%	8.1%
Terminal capitalization rate	4.8%	4.8%	6.2%	6.3%	5.5%	6.2%	5.5%	5.9%
Investment horizon (years)	11	11	10	10	9	14	9	12
1.The change in rates and investment horizon compared to December 31, 2024 reflect net dispositions and transfers to held for sale.
The following table presents the impact on the fair value of our consolidated investment properties as at June 30, 2025 from a 25-basis point change to the relevant unobservable inputs in isolation and does not present the impact on the fair value from other factors such as changes in cash flows or inflation. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate. These amounts represent the effect on all consolidated investment property assets within our consolidated financial statements on a pre-tax basis, including amounts attributed to non-controlling interests in our perpetual affiliates and private fund investments. The amounts attributable to shareholders may be significantly less than shown depending on ownership levels in the individual assets.

AS AT JUN. 30, 2025 (MILLIONS)	Fair Value	Sensitivity
Core	$17,957	$1,100
Transitional and development	22,218	795
LP Investments	47,861	2,322
Other investment properties	2,874	89
Total	$90,910	$4,306
MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
INTERNAL CONTROL OVER FINANCIAL REPORTING
No change in our internal control over financial reporting occurred during the three and six months ended June 30, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Q2 2025 Interim Report    57

GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
REFERENCES
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” refers to our business which is comprised of our Asset Management, Wealth Solutions and Operating Businesses.
We refer to investors in the Corporation as shareholders and we refer to investors in the private funds of our Asset Management business and perpetual affiliates as investors.
We use asset manager to refer to Brookfield Asset Management Ltd. which offers a variety of investment products to our investors:
•We have over 50 active funds across major asset classes: renewable power and transition, infrastructure, private equity, real estate and credit. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. We refer to these funds as the private funds of our Asset Management business.
•We refer to BEP, BEPC, BIP, BIPC, BBU, BBUC and BPG, as our perpetual affiliates.
•We refer to our public securities group as liquid strategies. This group manages fee-bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.
Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

• AEL – American Equity Life	• BIP – Brookfield Infrastructure Partners L.P.
• BAM – Brookfield Asset Management Ltd.	• BIPC – Brookfield Infrastructure Corporation
• BBU – Brookfield Business Partners L.P.	• BPG – Brookfield Property Group
• BBUC – Brookfield Business Corporation	• BPY – Brookfield Property Partners L.P.
• BEP – Brookfield Renewable Partners L.P.	• BWS – Brookfield Wealth Solutions Ltd.
• BEPC – Brookfield Renewable Corporation	• Oaktree – Oaktree Capital Management L.P.
PERFORMANCE MEASURES
Definitions of performance measures, including IFRS, non-IFRS and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are IFRS or non-IFRS measures; the remainder are operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that our Asset Management business manages, on a gross asset value basis, including assets for which this business earns management fees and those for which they do not. AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments in which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the investment’s total assets on a fair value basis. Our Asset Management business’s methodology for determining AUM may differ from the methodology employed by other alternative asset managers and Brookfield’s AUM presented herein may differ from our AUM reflected in other public filings and/or our Form ADV and Form PF.
58    BROOKFIELD CORPORATION

Base management fees, which are determined by contractual arrangements, are typically equal to a percentage of fee-bearing capital and are accrued quarterly. Base management fees, including private fund base fees and perpetual affiliate base fees, are IFRS measures.
Private fund base fees are typically earned on fee-bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life.
Perpetual affiliate base fees are earned on the total capitalization or net asset value of our perpetual affiliates, which includes our investment. Base fees for BEP include a quarterly fixed fee amount of $5 million, with additional fees of 1.25% on the increase in capitalization above their initial capitalization of $8 billion. Base fees for BIP and BBU are 1.25% of total capitalization. Base fees for BPG are 1.05% of net asset value, excluding its interests in private funds and investments which were held directly by Brookfield prior to the BPY privatization. Perpetual affiliate capitalization as at June 30, 2025, was as follows: BEP/BEPC – $24 billion; BIP/BIPC – $34 billion; BBU/BBUC – $7 billion; and BPG – $18 billion.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. The Corporation retains 100% of the carried interest earned on mature funds and is entitled to receive 33.3% of the carried interest on new funds of our Asset Management business. Carry eligible capital includes both invested and uninvested (i.e., uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Carried interest is a contractual arrangement whereby we receive a fixed percentage of investment gains generated within a private fund provided that the investors receive a predetermined minimum return. Carried interest is typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured.
Realized carried interest is an IFRS measure and represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is a non-IFRS measure and represents realized carried interest after direct costs, which include employee expenses and cash taxes. A reconciliation of realized carried interest to realized carried interest, net, is shown below:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2025	2024
Realized carried interest[1]	$246	$58
Less: direct costs associated with realized carried interest	(99)	(8)
	147	50
Less: realized carried interest not attributable to Corporation	(18)	1
Realized carried interest, net	$129	$51
1.Includes $141 million of realized carried interest related to Oaktree (2024 – $6 million). For segment reporting, Oaktree’s revenue is shown on a 100% basis.
Q2 2025 Interim Report    59

Consolidated capitalization is a non-IFRS measure that reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method.
Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the Corporation, perpetual affiliates and directly held investments. We use core liquidity as a key measure of our ability to fund future transactions and capitalize on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Corporate capitalization represents the amount of debt issued by the Corporation, accounts payable and deferred tax liability in our Corporate Activities segment as well as our issued and outstanding common and preferred shares.
Debt to capitalization is determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization. Draws on revolving facilities and commercial paper issuances are excluded from the debt to capitalization ratios as they are not permanent sources of capital.
Distributions (current rate) represents the distributions that we would receive during the next twelve months based on the current distribution rates of the investments that we currently hold. The dividends from our listed investments are calculated by multiplying the number of shares held by the most recently announced distribution policy. Corporate cash and financial asset distribution is calculated as our targeted return on our cash and financial assets portfolio. Distributions on our unlisted investments are calculated based on the distributions received in the most recent fiscal year.
Distributable earnings (“DE”) is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of distributable earnings before realizations from our Asset Management business and our Wealth Solutions business, distributions received from our ownership of our Operating Businesses, realized carried interest and disposition gains from principal investments, net of Corporate Activities FFO, preferred share dividends and equity-based compensation costs.
Distributable earnings before realizations from our Asset Management business is comprised of fee-related earnings and other income (expenses), net of cash taxes and equity-based compensation costs from BAM, as well as FFO on direct investments.
Distributable earnings from our Wealth Solutions business is equivalent to its distributable operating earnings (“DOE”), which is calculated as net income from our Wealth Solutions business, excluding the impact of depreciation and amortization, deferred income taxes, net income from our equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of DOE from investments in associates.
Distributable earnings before realizations (“DE before realizations”) is DE excluding realized carried interest and disposition gains from principal investments. We use DE before realizations to provide additional insight regarding recurring DE of the business.

60    BROOKFIELD CORPORATION

The following table reconciles net income to DE, DE before realizations, FFO, and Operating FFO:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2025	2024	2025	2024
Net income (loss)	$1,055	$(285)	$1,270	$234
Financial statement components not included in FFO:
Equity accounted fair value changes and other non-FFO items[1]	1,321	444	2,273	1,073
Fair value changes and other	(652)	797	217	788
Depreciation and amortization	2,534	2,435	4,989	4,910
Deferred income taxes	(262)	(55)	(421)	(99)
Realized disposition gains in fair value changes or equity	(177)	1,153	5	1,179
Non-controlling interests in FFO[2]	(2,746)	(2,275)	(5,745)	(4,760)
Funds from operations	1,073	2,214	2,588	3,325
Less: total disposition gains	143	(1,221)	(81)	(1,322)
Less: realized carried interest, net	(129)	(51)	(318)	(234)
Operating funds from operations	1,087	942	2,189	1,769
Less: Operating FFO from BAM	(426)	(392)	(875)	(792)
Less: Operating FFO from Asset Management direct investments	(27)	(9)	(32)	3
Less: Operating FFO from Operating Businesses	(364)	(418)	(804)	(797)
Distributions from BAM	429	401	889	809
Distributions from Asset Management direct investments	221	235	445	448
Distributions from Operating Businesses	350	371	776	708
Add back: equity-based compensation costs	27	27	53	55
Preferred share dividends	(44)	(44)	(87)	(89)
Distributable earnings before realizations	1,253	1,113	2,554	2,114
Realized carried interest, net	129	51	318	234
Disposition gains from principal investments	3	963	62	995
Distributable earnings	$1,385	$2,127	$2,934	$3,343
1.Other non-FFO items correspond to amounts that are not directly related to revenue earning activities and are not normal or recurring items necessary for business operations. In addition, this adjustment is to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, we are able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to Brookfield.
We assess our segment performance using DE from our Asset Management segment, DOE from our Wealth Solutions business, NOI from our Real Estate segment, and FFO for all other segments as our key measures of financial performance and our segment measures of profit and loss. Refer to Note 3 Segmented Information in our consolidated financial statements for a reconciliation of net income to segment measures of profit or loss.
Economic ownership interest represents the company’s proportionate equity interest in our listed partnerships which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed partnerships (“exchange units”). REUs and exchange units share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the listed partnership can satisfy through the issuance of Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.

Q2 2025 Interim Report    61

Fee-bearing capital represents the capital committed, pledged or invested in the perpetual affiliates, private funds and liquid strategies that are managed by our Asset Management business which entitles that business to earn fee revenues. Fee-bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. When reconciling period amounts, we utilize the following definitions:
•Inflows include capital commitments and contributions to our private and liquid strategies funds and equity issuances in our perpetual affiliates.
•Outflows represent distributions and redemptions of capital from within the liquid strategies capital.
•Distributions represent quarterly distributions from perpetual affiliates as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within the private funds of our Asset Management business.
•Market valuation includes gains (losses) on portfolio investments, perpetual affiliates and liquid strategies based on market prices.
•Other includes changes in net non-recourse leverage included in the determination of perpetual affiliate capitalization and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Long-term private funds are long duration and closed-end in nature and include value-add and opportunistic strategies. Capital is typically committed for 10 years from the inception of the fund with two one-year extension options.
Perpetual strategies include capital in our perpetual affiliates and perpetual private funds, which includes core and core plus strategies that can continually raise new capital.
Liquid strategies represent publicly listed funds and separately managed accounts, focused on fixed income and equity securities across a number of difference sectors.
Fee-related earnings is a non-IFRS measure and is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities. See the below table which reconciles fee revenues and fee-related earnings to revenue, the most comparable IFRS measure.
Fee revenues is a non-IFRS measure and includes base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation. The following table reconciles fee revenues and fee-related earnings to revenue, the most comparable IFRS measure:

	Three Months Ended		Six Months Ended
FOR THE THREE AND SIX MONTHS ENDED JUN. 30 (MILLIONS)	2025	2024	2025	2024
Revenue	$18,083	$23,050	$36,027	$45,957
Add: fee revenues from Oaktree	309	320	616	638
Add: Revenues paid for management of affiliated assets and other	750	626	1,403	1,300
Less: external revenues from consolidated subsidiaries other than BAM	(17,857)	(22,848)	(35,461)	(45,634)
Fee revenues	1,285	1,148	2,585	2,261
Direct costs	(590)	(535)	(1,173)	(1,068)
	695	613	1,412	1,193
Less: amounts attributable to other shareholders	(19)	(30)	(38)	(58)
Fee-related earnings	$676	$583	$1,374	$1,135

62    BROOKFIELD CORPORATION

Funds from operations (“FFO”) is a non-IFRS measure that includes the fees that we earn from our Asset Management business managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements, contracts that our Operating Businesses enter into such as leases and take or pay contracts and sales of inventory. FFO also includes the impact of changes in borrowings or the cost of borrowings as well as other costs incurred to operate our business. FFO also includes realized disposition gains and losses, which are defined in this glossary of terms.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS Accounting Standards.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS Accounting Standards. The key difference between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT is that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
Operating FFO is a non-IFRS measure calculated as FFO excluding realized disposition gains. We use Operating FFO to provide additional insight regarding the recurring performance of the business.
Incentive distributions is an IFRS measure and is determined by contractual arrangements; incentive distributions are paid to our Asset Management business by BEP and BIP and represent a portion of distributions paid by perpetual affiliates above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT JUN. 30, 2025	Current Distribution Rate[1]	Distribution Hurdles (per unit)[2]			Incentive Distributions
Brookfield Infrastructure (BIP)[3]	$1.72	$0.49	/	$0.53	15% / 25%
Brookfield Renewable (BEP)[4]	1.49	0.80	/	0.90	15% / 25%
1.Current rate based on most recently announced distribution rates.
2.Incentive distributions equate to 18% and 33% of limited partner distribution increases over the first and second hurdles, respectively.
3.Incentive distributions from Brookfield Infrastructure are earned on distributions made by BIP and BIPC.
4.Incentive distributions from Brookfield Renewable are earned on distributions made by BEP and BEPC.
Invested capital consists of our perpetual investments, which include our interests in BAM and perpetual affiliates, other investments and corporate activities. Our invested capital provides us with FFO and cash distributions.
Invested capital, net consists of invested capital and leverage.
Leverage represents the amount of corporate borrowings and perpetual preferred shares held by the company.
Q2 2025 Interim Report    63

Long-term average (“LTA”) generation is used in our Renewable Power and Transition segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, LTA generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for LTA. We compare LTA generation to actual generation levels to assess the impact on revenues and FFO of hydrology, wind generation levels and irradiance, which vary from one period to the next.
Net operating income (“NOI”) is a key measure of our Real Estate segment’s financial performance and is defined as property-specific revenues less direct operating expenses before the impact of depreciation and amortization. Refer to Note 3 Segmented Information in our consolidated financial statements for a reconciliation of net income to segment measures of profit or loss.
Performance fees is an IFRS measure. Performance fees are generated by our Asset Management business when the unit price performance of BBU exceeds a prescribed high-water mark. In addition, performance fees are earned on certain liquid strategy portfolios. BBU performance fees are based on the quarterly volume-weighted average increase in BBU unit price over the previous threshold and are accrued on a quarterly basis, whereas performance fees within liquid strategy funds are typically determined on an annual basis. These fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power and Transition segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized disposition gains/losses is a component of FFO and includes gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted.
Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Unrealized carried interest is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
Accumulated unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if a fund was liquidated and all investments had been monetized at the values recorded on that date. We use this measure to provide insight into our potential to realize carried interest in the future.
Accumulated unrealized carried interest, net is after direct costs, which include employee expenses and taxes.
64    BROOKFIELD CORPORATION

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) AS AT JUN. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	Note	2025	2024
Assets
Cash and cash equivalents	5	$13,703	$15,051
Other financial assets	5,6	29,968	25,887
Accounts receivable and other	5,6	31,929	30,218
Inventory	6	9,259	8,458
Assets classified as held for sale	7	19,716	10,291
Equity accounted investments	8	72,179	68,310
Investment properties	9	90,910	103,665
Property, plant and equipment	10	155,640	153,019
Intangible assets	4	39,946	36,072
Goodwill	4	38,664	35,730
Deferred income tax assets		4,154	3,723
Total assets		$506,068	$490,424

Liabilities and equity
Corporate borrowings	5,6	$14,973	$14,232
Accounts payable and other	5,6	56,509	55,502
Liabilities associated with assets classified as held for sale	7	9,423	4,721
Non-recourse borrowings of managed entities	5,6	235,661	220,560
Deferred income tax liabilities		24,462	25,267
Subsidiary equity obligations	5	3,395	4,759

Equity
Preferred equity		4,103	4,103
Non-controlling interests		115,049	119,406
Common equity	12	42,493	41,874
Total equity		161,645	165,383
Total liabilities and equity		$506,068	$490,424

Q2 2025 Interim Report    65

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)		Three Months Ended		Six Months Ended
	Note	2025	2024	2025	2024
Revenues	13	$18,083	$23,050	$36,027	$45,957
Direct costs		(13,915)	(19,152)	(27,365)	(38,198)
Other income and gains		30	244	618	484
Equity accounted income	8	467	825	986	1,511
Expenses
Interest
Corporate borrowings		(188)	(181)	(367)	(354)
Non-recourse borrowings		(4,065)	(3,995)	(8,047)	(7,950)
Corporate costs		(20)	(19)	(38)	(36)
Fair value changes	14	797	(753)	(27)	(595)
Income taxes		(134)	(304)	(517)	(585)
Net income (loss)		$1,055	$(285)	$1,270	$234
Net income (loss) attributable to:
Shareholders		$272	$43	$345	$145
Non-controlling interests		783	(328)	925	89
		$1,055	$(285)	$1,270	$234
Net income per share:
Diluted	12	$0.15	$0.00	$0.17	$0.04
Basic	12	0.15	0.00	0.18	0.04
66    BROOKFIELD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS)		Three Months Ended		Six Months Ended
	Note	2025	2024	2025	2024
Net income (loss)		$1,055	$(285)	$1,270	$234
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts		(327)	25	(628)	387
Marketable securities		62	9	88	23
Equity accounted investments	8	268	696	64	356
Foreign currency translation		1,540	(1,071)	3,075	(2,251)
Income taxes		4	(27)	112	(29)
		1,547	(368)	2,711	(1,514)
Items that will not be reclassified to net income
Revaluation of property, plant and equipment	10	55	(87)	93	(126)
Revaluation of pension obligations		5	(1)	(5)	34
Equity accounted investments	8	19	19	(41)	18
Marketable securities		(18)	38	(58)	43
Income taxes		(89)	(107)	(104)	(83)
		(28)	(138)	(115)	(114)
Other comprehensive income (loss)		1,519	(506)	2,596	(1,628)
Comprehensive income (loss)		$2,574	$(791)	$3,866	$(1,394)
Attributable to:
Shareholders
Net income		$272	$43	$345	$145
Other comprehensive income (loss)		683	463	845	(68)
Comprehensive income		$955	$506	$1,190	$77

Non-controlling interests
Net income (loss)		$783	$(328)	$925	$89
Other comprehensive income (loss)		836	(969)	1,751	(1,560)
Comprehensive income (loss)		$1,619	$(1,297)	$2,676	$(1,471)

Q2 2025 Interim Report    67

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED) FOR THE THREE MONTHS ENDED JUN. 30, 2025 (MILLIONS)					Accumulated Other Comprehensive Income (Loss)
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Reserves and Other[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at March 31, 2025	$10,793	$123	$16,450	$4,839	$9,544	$(2,856)	$2,267	$41,160	$4,103	$113,667	$158,930
Net income	—	—	272	—	—	—	—	272	—	783	1,055
Other comprehensive income	—	—	—	—	61	368	254	683	—	836	1,519
Comprehensive income	—	—	272	—	61	368	254	955	—	1,619	2,574
Shareholder distributions
Common equity	—	—	(138)	—	—	—	—	(138)	—	—	(138)
Preferred equity	—	—	(42)	—	—	—	—	(42)	—	—	(42)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,299)	(2,299)
Other items
Repurchases, net of equity issuances	(13)	(8)	(249)	—	—	—	—	(270)	—	2,779	2,509
Share-based compensation	—	15	(45)	—	—	—	—	(30)	—	—	(30)
Ownership changes	—	—	—	928	(75)	4	1	858	—	(717)	141
Total change in period	(13)	7	(202)	928	(14)	372	255	1,333	—	1,382	2,715
Balance as at June 30, 2025	$10,780	$130	$16,248	$5,767	$9,530	$(2,484)	$2,522	$42,493	$4,103	$115,049	$161,645
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, derivatives designated in hedge accounting relationships, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

(UNAUDITED) FOR THE THREE MONTHS ENDED JUN. 30, 2024 (MILLIONS)					Accumulated Other Comprehensive Income (Loss)
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Reserves and Other[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at March 31, 2024	$10,833	$111	$17,508	$4,356	$8,978	$(2,732)	$1,423	$40,477	$4,103	$124,450	$169,030
Net income	—	—	43	—	—	—	—	43	—	(328)	(285)
Other comprehensive income (loss)	—	—	—	—	(19)	(217)	699	463	—	(969)	(506)
Comprehensive income (loss)	—	—	43	—	(19)	(217)	699	506	—	(1,297)	(791)
Shareholder distributions
Common equity	—	—	(124)	—	—	—	—	(124)	—	—	(124)
Preferred equity	—	—	(42)	—	—	—	—	(42)	—	—	(42)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,997)	(1,997)
Other items
Repurchases, net of equity issuances	(2)	(11)	(231)	—	—	—	—	(244)	—	1,519	1,275
Share-based compensation	—	9	(23)	—	—	—	—	(14)	—	—	(14)
Ownership changes	—	—	—	680	(6)	(1)	—	673	—	(446)	227
Total change in period	(2)	(2)	(377)	680	(25)	(218)	699	755	—	(2,221)	(1,466)
Balance as at June 30, 2024	$10,831	$109	$17,131	$5,036	$8,953	$(2,950)	$2,122	$41,232	$4,103	$122,229	$167,564
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, derivatives designated in hedge accounting relationships, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

68    BROOKFIELD CORPORATION

(UNAUDITED) FOR THE SIX MONTHS ENDED JUN. 30, 2025 (MILLIONS)					Accumulated Other Comprehensive Income (Loss)
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Reserves and Other[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2024	$10,806	$114	$17,066	$5,045	$9,584	$(3,251)	$2,510	$41,874	$4,103	$119,406	$165,383
Net income	—	—	345	—	—	—	—	345	—	925	1,270
Other comprehensive income	—	—	—	—	63	771	11	845	—	1,751	2,596
Comprehensive income	—	—	345	—	63	771	11	1,190	—	2,676	3,866
Shareholder distributions
Common equity	—	—	(276)	—	—			(276)	—		(276)
Preferred equity	—	—	(82)	—	—	—	—	(82)	—	—	(82)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(7,830)	(7,830)
Other items
Repurchases, net of equity issuances	(26)	(12)	(745)	—	—	—	—	(783)	—	4,851	4,068
Share-based compensation	—	28	(60)	—	—	—	—	(32)	—		(32)
Ownership changes and other	—	—	—	722	(117)	(4)	1	602	—	(4,054)	(3,452)
Total change in period	(26)	16	(818)	722	(54)	767	12	619	—	(4,357)	(3,738)
Balance as at June 30, 2025	$10,780	$130	$16,248	$5,767	$9,530	$(2,484)	$2,522	$42,493	$4,103	$115,049	$161,645
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

(UNAUDITED) FOR THE SIX MONTHS ENDED JUN. 30, 2024 (MILLIONS)					Accumulated Other Comprehensive Income (Loss)
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Reserves and Other[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2023	$10,879	$112	$18,006	$4,510	$8,958	$(2,477)	$1,686	$41,674	$4,103	$122,465	$168,242
Net income	—	—	145	—	—	—	—	145	—	89	234
Other comprehensive income (loss)	—	—	—	—	(23)	(471)	426	(68)	—	(1,560)	(1,628)
Comprehensive income (loss)	—	—	145	—	(23)	(471)	426	77	—	(1,471)	(1,394)
Shareholder distributions
Common equity	—	—	(248)	—	—	—	—	(248)	—	—	(248)
Preferred equity	—	—	(84)	—	—	—	—	(84)	—	—	(84)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(3,757)	(3,757)
Other items
Repurchases, net of equity issuances	(48)	(20)	(647)	—	—	—	—	(715)	—	5,159	4,444
Share-based compensation	—	17	(41)	—	—	—	—	(24)	—	—	(24)
Ownership changes	—	—	—	526	18	(2)	10	552	—	(167)	385
Total change in year	(48)	(3)	(875)	526	(5)	(473)	436	(442)	—	(236)	(678)
Balance as at June 30, 2024	$10,831	$109	$17,131	$5,036	$8,953	$(2,950)	$2,122	$41,232	$4,103	$122,229	$167,564
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.
Q2 2025 Interim Report    69

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2025	2024	2025	2024
Operating activities
Net income (loss)	$1,055	$(285)	$1,270	$234
Other income and gains	(30)	(244)	(618)	(484)
Equity accounted distributions, net of earnings	393	(196)	746	(410)
Fair value changes	(797)	753	27	595
Depreciation and amortization	2,534	2,435	4,989	4,910
Deferred income taxes	(262)	(55)	(421)	(99)
(Investments in) proceeds from residential inventory	(122)	(129)	428	(211)
Net change in non-cash working capital balances	(760)	(1,581)	(2,716)	(3,519)
	2,011	698	3,705	1,016
Financing activities
Corporate borrowings arranged	—	646	496	1,389
Corporate borrowings repaid	—	(200)	(500)	(571)
Commercial paper and bank borrowings, net	254	617	634	1,924
Non-recourse borrowings arranged	26,130	32,043	58,159	54,147
Non-recourse borrowings repaid	(23,158)	(24,676)	(45,592)	(38,487)
Non-recourse credit facilities, net	672	238	716	(5,505)
Subsidiary equity obligations issued	27	1	27	4
Subsidiary equity obligations redeemed	(1)	(3)	(1)	(14)
Deposits from related parties	681	97	924	685
Deposits provided to related parties	(392)	(118)	(687)	(573)
Capital provided by non-controlling interests	4,185	2,935	7,005	8,300
Capital repaid to non-controlling interests	(1,406)	(1,416)	(2,154)	(3,141)
Other financing activities, net	908	(345)	1,933	(803)
(Settlement) Receipt of deferred consideration	(15)	(5)	(27)	88
Common shares issued	5	2	7	10
Common shares repurchased	(294)	(284)	(863)	(786)
Distributions to non-controlling interests	(2,299)	(1,997)	(7,830)	(3,757)
Distributions to common and preferred shareholders	(180)	(166)	(358)	(332)
	5,117	7,369	11,889	12,578
Investing activities
Acquisitions
Investment properties	(857)	(3,228)	(3,231)	(4,825)
Property, plant and equipment	(2,756)	(2,385)	(5,571)	(5,286)
Equity accounted investments	(2,108)	(1,732)	(3,757)	(2,360)
Financial assets and other	(1,980)	(3,865)	(8,538)	(5,455)
Acquisition of subsidiaries, net of cash acquired	(3,318)	(88)	(7,721)	(804)
Dispositions
Investment properties	767	252	2,107	384
Property, plant and equipment	391	510	1,581	702
Equity accounted investments	853	201	1,305	831
Financial assets and other	3,097	1,676	5,333	3,242
Disposition of subsidiaries, net of cash disposed	24	158	1,161	245
Restricted cash and deposits	(22)	172	98	124
	(5,909)	(8,329)	(17,233)	(13,202)
Cash and cash equivalents
Change in cash and cash equivalents	1,219	(262)	(1,639)	392
Net change in cash classified within assets held for sale	(9)	(44)	—	(65)
Foreign exchange revaluation	56	(187)	291	(300)
Balance, beginning of period	12,437	11,742	15,051	11,222
Balance, end of period	$13,703	$11,249	$13,703	$11,249

Supplemental cash flow disclosures
Income taxes paid	$393	$435	$897	$1,174
Interest paid	3,656	3,645	7,080	7,231
70    BROOKFIELD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    ORGANIZATION AND CAPITAL MANAGEMENT
Brookfield Corporation (the “Corporation”) is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The Corporation is listed on the New York and Toronto stock exchanges (“NYSE” and “TSX”, respectively) under the symbol BN. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3.
Capital Management
The company utilizes the Corporation’s capital to manage the business in a number of ways, including operating performance, value creation, credit metrics and capital efficiency. The performance of the Corporation’s capital is closely tracked and monitored by the company’s key management personnel and evaluated relative to management’s objectives. The primary goal of the company is to earn a 15%+ return compounded over the long term while always maintaining excess capital to support ongoing operations.
The Corporation’s capital consists of the capital invested in its Asset Management business, including investments in entities that it manages, its Wealth Solutions business, its corporate investments that are held outside of managed entities, and its net working capital. The Corporation’s capital is funded with common equity, preferred equity and corporate borrowings issued by the Corporation.
As at June 30, 2025, the Corporation’s capital totaled $61.8 billion (December 31, 2024 – $60.4 billion), and is computed as follows:

AS AT JUN. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	2025	2024
Cash and cash equivalents	$113	$820
Other financial assets	1,738	1,234
Common equity in investments	58,442	56,147
Other assets and liabilities of the Corporation	1,506	2,238
Corporation’s Capital	$61,799	$60,439
Corporation’s Capital is comprised of the following:
Common equity	$42,493	$41,874
Preferred equity	4,103	4,103
Non-controlling interest	230	230
Corporate borrowings	14,973	14,232
	$61,799	$60,439
The Corporation generates returns on its capital through management fees and performance revenues earned through its Asset Management business, distributable earnings from its Wealth Solutions business, distributions or dividends earned from its capital invested in managed entities, and through performance of the Corporation’s financial assets. Prudent levels of corporate borrowings and preferred equity are utilized to enhance returns to shareholders.
Q2 2025 Interim Report    71

A reconciliation of the Corporation’s capital to the company’s consolidated balance sheet as at June 30, 2025 is as follows:

AS AT JUN. 30, 2025 (MILLIONS)	The Corporation	Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$113	$13,590	$—	$13,703
Other financial assets	1,738	28,230	—	29,968
Accounts receivable and other[1]	3,234	30,426	(1,731)	31,929
Inventory	—	9,259	—	9,259
Assets classified as held for sale	—	19,716	—	19,716
Equity accounted investments	2,278	69,901	—	72,179
Investment properties	18	90,892	—	90,910
Property, plant and equipment	107	155,533	—	155,640
Intangible assets	84	39,862	—	39,946
Goodwill	—	38,664	—	38,664
Deferred income tax assets	406	3,748	—	4,154
Accounts payable and other[1]	(4,422)	(53,818)	1,731	(56,509)
Liabilities associated with assets classified as held for sale	—	(9,423)	—	(9,423)
Deferred income tax liabilities	(199)	(24,263)	—	(24,462)
Subsidiary equity obligations	—	(3,395)	—	(3,395)
Total	3,357	408,922	—	412,279
Common equity in investments[2]	58,442	—	(58,442)	—
Corporation’s Capital	61,799	408,922	(58,442)	412,279
Less:
Corporate borrowings	14,973	—	—	14,973
Non-recourse borrowings of managed entities	—	235,661	—	235,661
Amounts attributable to preferred equity	4,103	—	—	4,103
Amounts attributable to non-controlling interests	230	114,819	—	115,049
Common equity	$42,493	$58,442	$(58,442)	$42,493
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $1.7 billion and $1.7 billion, respectively, between entities within the Corporation and its investments.
2.Represents the carrying value of the Corporation’s investments.

Common equity in investments is a measure routinely evaluated by our company’s key management personnel and represents the net equity in our consolidated financial statements outside of our Corporate Activities. This measure is equal to the sum of the common equity in our Asset Management, Wealth Solutions, Renewable Power and Transition, Infrastructure, Private Equity, and Real Estate operating segments.
On February 4, 2025, the Corporation exchanged its Brookfield Asset Management ULC ("BAM ULC") shares for newly-issued Brookfield Asset Management Ltd. ("BAM") Class A shares, on a one-for-one basis. Following the transaction, the Corporation owns 73% of BAM, which is presented on a consolidated basis and in turn owns 100% of BAM ULC. As at June 30, 2025, we have a combined 73% ownership interest in BAM, which is held 69% directly and 4% through BWS.

72    BROOKFIELD CORPORATION

A reconciliation of the Corporation’s capital to the company’s consolidated balance sheet as at December 31, 2024 is as follows:

AS AT DEC. 31, 2024 (MILLIONS)	The Corporation	Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$820	$14,231	$—	$15,051
Other financial assets	1,234	24,653	—	25,887
Accounts receivable and other[1]	3,092	28,281	(1,155)	30,218
Inventory	—	8,458	—	8,458
Assets classified as held for sale	—	10,291	—	10,291
Equity accounted investments	2,488	65,822	—	68,310
Investment properties	16	103,649	—	103,665
Property, plant and equipment	113	152,906	—	153,019
Intangible assets	85	35,987	—	36,072
Goodwill	—	35,730	—	35,730
Deferred income tax assets	342	3,381	—	3,723
Accounts payable and other[1]	(3,368)	(53,289)	1,155	(55,502)
Liabilities associated with assets classified as held for sale	—	(4,721)	—	(4,721)
Deferred income tax liabilities	(530)	(24,737)	—	(25,267)
Subsidiary equity obligations	—	(4,759)	—	(4,759)
Total	4,292	395,883	—	400,175
Common equity in investments[2]	56,147	—	(56,147)	—
Corporation’s Capital	60,439	395,883	(56,147)	400,175
Less:
Corporate borrowings	14,232	—	—	14,232
Non-recourse borrowings of managed entities	—	220,560	—	220,560
Amounts attributable to preferred equity	4,103	—	—	4,103
Amounts attributable to non-controlling interests	230	119,176	—	119,406
Common equity	$41,874	$56,147	$(56,147)	$41,874
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $1.2 billion and $1.2 billion, respectively, between entities within the Corporation and its investments.
2.Represents the carrying value of the Corporation’s investments.
Q2 2025 Interim Report    73

2.    MATERIAL ACCOUNTING POLICY INFORMATION
a)Statement of Compliance
The consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2024, except as disclosed below.
The consolidated financial statements should be read in conjunction with the most recently issued consolidated financial statements of the company for the year ended December 31, 2024 which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s accounting policies were presented in Note 2, Material Accounting Policy Information, of the consolidated financial statements for the year ended December 31, 2024 that were included in that report.
The consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with IFRS Accounting Standards as issued by the IASB.
The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The consolidated financial statements were authorized for issuance by the Board of Directors of the Corporation on August 6, 2025.
b)    Estimates
The preparation of the interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the company’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Material Accounting Policy Information, of the company’s consolidated financial statements for the year ended December 31, 2024 and have been consistently applied in the preparation of the interim financial statements as at and for the three and six months ended June 30, 2025.
c)    Future Changes in Accounting Standards
i.    Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
In May 2024, the IASB issued amendments which clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and add new or amended disclosures relating to investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 are effective for periods beginning on or after January 1, 2026, with early adoption permitted. The Corporation is currently assessing the impact of these amendments.
ii.    IFRS 18, Presentation and Disclosure of Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18 to replace IAS 1 Presentation of Financial Statements (“IAS 1”). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 aims to improve financial reporting by requiring additional defined subtotals in the statement of profit or loss, requiring disclosures about management defined performance measures, and adding new principles for the aggregation and disaggregation of items. The Corporation is currently assessing the impact of this new standard.
There are currently no other future changes to IFRS Accounting Standards with expected material impacts on the company.
74    BROOKFIELD CORPORATION

3.    SEGMENTED INFORMATION
a)    Operating Segments
Our operations are organized into six business groups in addition to our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. Our operating segments are as follows:
The Corporation:
i.Corporate Activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are allocated to each operating segment based on an internal pricing framework.
Asset Management:
i.The Asset Management business includes managing long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. We also include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within the results of our Asset Management business. These investments include flagship real estate private funds that are managed by BAM with long-term track records of earning strong returns, as well as capital invested in other real estate, private equity, opportunistic and other credit funds managed by BAM, and other investments.
Wealth Solutions:
i.The Wealth Solutions business includes our equity accounted interest in Brookfield Wealth Solutions Ltd. (“BWS”), a wealth solutions provider focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions.
Operating Businesses:
i.The Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets, distributed energy, and sustainable solutions.
ii.The Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, and data assets.
iii.The Private Equity business includes a broad range of industries, and is mostly focused on ownership and operations in the business services and industrials sectors.
iv.    The Real Estate business includes the ownership, operation and development of core and transitional and development investments (including residential development properties).
b)    Segment Financial Measures
For our Asset Management and Wealth Solutions segments, we primarily measure operating performance using distributable earnings (“DE”). Net operating income (“NOI”) is the key performance metric for our Real Estate segment, and Funds from Operations (“FFO”) is used for our other operating segments. We also provide the amount of capital invested by the Corporation in each segment using common equity.
These metrics are used by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis.
Our segment financial measures are defined as follows:
i.    Distributable Earnings
DE from our Asset Management segment is defined as the earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested in the business. It is calculated as the sum of distributable earnings from our Asset Management business and realized carried interest, net of equity-based compensation costs. DE from our Asset Management segment includes fees, net of the associated costs, that we earn from managing capital in our perpetual affiliates, private funds and liquid strategies accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. Our Asset Management segment distributes substantially all of its distributable earnings as a dividend to its shareholders; therefore, DE represents our profitability from our Asset Management segment. We do not use DE as a measure of cash generated from our operations.
Distributable earnings from our Wealth Solutions segment is equivalent to its distributable operating earnings (“DOE”), which is calculated as our share of equity accounted net income from our Wealth Solutions segment, excluding the impact of
Q2 2025 Interim Report    75

depreciation and amortization, deferred income taxes, net income from our equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of DOE from investments in associates.
ii.    Net Operating Income
NOI from our Real Estate segment is defined as: i) property-specific revenues from our commercial properties operations less direct commercial property expenses before the impact of depreciation and amortization; and ii) revenues from our hospitality operations less direct hospitality expenses before the impact of depreciation and amortization. NOI represents an income-generating property’s profitability before adding costs from financing or taxes, and is a strong indication of our Real Estate business’ ability to impact the operating performance of its properties through proactive management and leasing. Depreciation and capital expenditures are excluded from NOI as we believe that the value of most of our properties typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. We do not use NOI as a measure of cash generated from our operations.
iii.    Funds from Operations
We define FFO from our Corporate Activities segment and our Operating Businesses, excluding the Real Estate business, as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS Accounting Standards.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), as opposed to IFRS Accounting Standards. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we reconcile the financial measure for each operating segment to net income in Note 3(c)(ii) and 3(c)(iii) of the consolidated financial statements.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset Management segment with the corresponding expenses recorded as corporate costs within the relevant segment. These amounts
76    BROOKFIELD CORPORATION

are based on the in-place terms of the asset management contracts between the consolidated entities. Revenues paid for management of affiliated assets are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its Corporate Activities segment, such as information technology and internal audit, pursuant to formal policies.
c)    Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2025 (MILLIONS)	Asset Management[3]	Wealth Solutions[2,6]	Renewable Power and Transition[4]	Infrastructure[4]	Private Equity[4]	Real Estate[5]	Corporate Activities[4]	Total Segments	Note
External revenues	$2,429	n/a	$1,853	$5,737	$6,964	$1,007	$93	$18,083
Revenues paid for management of affiliated assets and other[1]	1,305	n/a	—	1	10	22	40	1,378	i
Segmented revenues	3,734	n/a	1,853	5,738	6,974	1,029	133	19,461
DE	782	391	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO[1]	n/a	n/a	155	188	99	n/a	(121)	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	716	n/a	n/a	ii
Common Equity	17,085	11,635	4,204	2,093	2,023	24,501	(19,048)	42,493
1.We equity account for our investment in Oaktree and include our share of the DE at our ownership of 74%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended June 30, 2025, $383 million of revenue from our partner managers was included in our Asset Management segment revenue.
2.We equity account for our investment in BWS, and as such do not generate consolidated external revenues or revenues paid for management of affiliated assets.
3.Included in the determination of DE for our Asset Management segment are direct costs of $2.0 billion, other income and gains of $nil, and interest expense of $1.1 billion. For the three months ended June 30, 2025, $309 million of direct costs from our partner managers was included in our Asset Management segment direct costs.
4.Included in the determination of FFO are direct costs of $580 million, $2.6 billion, $5.0 billion, and $39 million, other income and gains of $nil, $38 million income, $8 million expense, and $nil, and interest expense of $531 million, $865 million, $861 million, and $188 million of our Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments, respectively.
5.Included in the determination of NOI of our Real Estate segment are direct costs of $759 million.
6.In the second quarter of 2025, we transferred a 4% direct interest in BAM, with a fair value of $3.5 billion, to our wealth solutions business in exchange for non-cash consideration, including additional BWS Class C shares of $2.2 billion and a note. On a combined basis with BWS, we hold a 73% ownership interest in BAM.

AS AT DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED JUN. 30, 2024 (MILLIONS)	Asset Management[3]	Wealth Solutions[2]	Renewable Power and Transition[4]	Infrastructure[4]	Private Equity[4]	Real Estate[5]	Corporate Activities[4]	Total Segments	Note
External revenues	$2,633	n/a	$1,549	$5,246	$12,128	$1,393	$101	$23,050
Revenues paid for management of affiliated assets and other[1]	1,003	n/a	—	(1)	24	10	(40)	996	i
Segmented revenues	3,636	n/a	1,549	5,245	12,152	1,403	61	24,046
DE	696	292	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO[1]	n/a	n/a	139	140	189	n/a	785	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	803	n/a	n/a	ii
Common Equity	17,338	10,872	4,485	2,202	1,879	23,085	(17,987)	41,874
1.We equity account for our investment in Oaktree and include our share of the DE at our ownership of 73%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended June 30, 2024, $346 million of revenue from our partner managers was included in our Asset Management segment revenue.
2.We equity account for our investment in BWS, and as such do not generate consolidated external revenues or revenues paid for management of affiliated assets.
3.Included in the determination of DE for our Asset Management segment are direct costs of $2.0 billion, other income and gains of $nil, and interest expense of $1.3 billion. For the three months ended June 30, 2024, $222 million of direct costs from our partner managers was included in our Asset Management segment direct costs.
4.Included in the determination of FFO are direct costs of $493 million, $2.9 billion, $10.4 billion, and $30 million, other income and gains of $29 million, $111 million, $104 million, and $nil, and interest expense of $404 million, $825 million, $818 million, and $181 million of our Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments, respectively.
5.Included in the determination of NOI of our Real Estate segment are direct costs of $908 million.

Q2 2025 Interim Report    77

FOR THE SIX MONTHS ENDED JUN. 30, 2025 (MILLIONS)	Asset Management[3]	Wealth Solutions[2,6]	Renewable Power and Transition[4]	Infrastructure[4]	Private Equity[4]	Real Estate[5]	Corporate Activities[4]	Total	Note
External revenues	$4,413	n/a	$3,699	$11,362	$13,941	$2,471	$141	$36,027
Revenues paid for management of affiliated assets and other[1]	2,693	n/a	3	1	23	40	—	2,760	i
Segmented revenues	7,106	n/a	3,702	11,363	13,964	2,511	141	38,787
DE1	1,662	821	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO	n/a	n/a	296	371	241	n/a	(291)	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	1,508	n/a	n/a	ii
1.We equity account for our investment in Oaktree and include our share of the DE at our ownership of 74%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the six months ended June 30, 2025, $1.1 billion of revenue from our partner managers was included in our Asset Management segment revenue.
2.We equity account for our investment in BWS, and as such do not generate consolidated external revenues or revenues paid for management of affiliated assets.
3.Included in the determination of DE for our Asset Management segment are direct costs of $3.9 billion, other income and gains of $nil, and interest expense of $2.2 billion. For the three months ended June 30, 2025, $745 million of direct costs from our partner managers was included in our Asset Management segment direct costs.
4.Included in the determination of FFO are direct costs of $1.4 billion, $5.7 billion, $9.9 billion, and $68 million, other income and gains of $5 million expense, $416 million income, $206 million income, and $nil, and interest expense of $1.0 billion, $1.8 billion, $1.7 billion, and $367 million of our Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments, respectively.
5.Included in the determination of NOI of our Real Estate segment are direct costs of $1.9 billion.
6.In the second quarter of 2025, we transferred a 4% direct interest in BAM, with a fair value of $3.5 billion, to our wealth solutions business in exchange for non-cash consideration, including additional BWS Class C shares of $2.2 billion and a note. On a combined basis with BWS, we hold a 73% ownership interest in BAM.

FOR THE SIX MONTHS ENDED JUN. 30, 2024 (MILLIONS)	Asset Management[3]	Wealth Solutions[2]	Renewable Power and Transition[4]	Infrastructure[4]	Private Equity[4]	Real Estate[5]	Corporate Activities[4]	Total	Note
External revenues	$5,170	n/a	$3,084	$10,525	$24,295	$2,721	$162	$45,957
Revenues paid for management of affiliated assets and other[1]	2,472	n/a	—	1	38	19	(83)	2,447	i
Segmented revenues	7,642	n/a	3,084	10,526	24,333	2,740	79	48,404
DE	1,534	565	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO[1]	n/a	n/a	230	282	406	n/a	572	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	1,630	n/a	n/a	ii
1.We equity account for our investment in Oaktree and include our share of the DE at our ownership of 73%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended June 30, 2024, $1.2 billion of revenue from our partner managers was included in our Asset Management segment revenue.
2.We equity account for our investment in BWS, and as such do not generate consolidated external revenues or revenues paid for management of affiliated assets.
3.Included in the determination of DE for our Asset Management segment are direct costs of $4.2 billion, other income and gains of $nil, and interest expense of $2.5 billion. For the six months ended June 30, 2024, $665 million of direct costs from our partner managers was included in our Asset Management segment direct costs.
4.Included in the determination of FFO are direct costs of $1.2 billion, $6.0 billion, $20.7 billion, and $71 million, other income and gains of $29 million expense, $231 million income, $225 million income, and $nil, and interest expense of $831 million, $1.6 billion, $1.7 billion, and $354 million of our Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments, respectively.
5.Included in the determination of NOI of our Real Estate segment are direct costs of $2.1 billion.

i.Revenues paid for Management of Affiliated Assets
For the three months ended June 30, 2025, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by our partner managers totaling $1.3 billion (2024 – $1.0 billion), revenues earned on construction projects between consolidated entities totaling $10 million (2024 – $26 million), and other adjustments totaling a net loss of $63 million (2024 – $33 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
For the six months ended June 30, 2025, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by our partner managers totaling $2.7 billion (2024 – $2.5 billion), revenues earned on construction projects between consolidated entities totaling $23 million (2024 – $43 million), and other adjustments totaling a net loss of $44 million (2024 – $68 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
78    BROOKFIELD CORPORATION

ii.    Reconciliation of Net Income to Segment Measures of Profit or Loss
The following table reconciles net income to the total of the segments’ measures of profit or loss.

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)		Three Months Ended		Six Months Ended
	Note	2025	2024	2025	2024
Net income/(loss)		$1,055	$(285)	$1,270	$234
Add/(Deduct):
Equity accounted fair value changes and other non-FFO items		1,321	444	2,273	1,073
Fair value changes		(797)	753	27	595
Depreciation and amortization		2,534	2,435	4,989	4,910
Deferred income taxes		(262)	(55)	(421)	(99)
Realized disposition (losses) gains in fair value changes or equity	iii	(177)	1,153	5	1,179
Non-controlling interests on above items		(2,746)	(2,275)	(5,745)	(4,760)
Real Estate segment disposition gains		253	(173)	273	(194)
Real Estate segment adjustments and other, net[1]		1,029	1,047	1,937	2,281
Total segments’ measures of profit or loss[2]		$2,210	$3,044	$4,608	$5,219
1.Primarily comprised of Real Estate segment interest expense and corporate costs, net of investment income and other, net of non-controlling interests, as well as development costs on early stage projects in our Renewable Power and Transition segment.
2.Comprised of DE from our Asset Management and Wealth Solutions segments, FFO from our Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments, and NOI from our Real Estate segment.
iii.     Realized Disposition Gains and Losses
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period, adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of an entity which was consolidated before and after the respective transaction.
d)    Geographic Allocation
The company’s revenues by location are as follows:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2025	2024	2025	2024
U.S.	$6,532	$6,337	$12,874	$12,720
Canada	2,007	2,475	3,973	4,653
U.K.	1,614	5,558	3,314	11,076
Australia	1,458	1,646	3,027	3,109
Brazil	1,315	1,325	2,492	2,676
India	1,084	860	2,228	1,769
Colombia	602	633	1,277	1,295
Germany	538	543	1,076	1,131
Other Europe	1,678	2,268	3,306	4,613
Other Asia	636	800	1,290	1,664
Other	619	605	1,170	1,251
	$18,083	$23,050	$36,027	$45,957
Q2 2025 Interim Report    79

The company’s consolidated assets by location are as follows:

AS AT JUN. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	2025	2024
U.S.	$215,805	$210,633
Canada	52,057	48,663
U.K.	37,463	34,657
Australia	28,510	29,281
Brazil	26,203	23,113
India	23,603	27,458
Colombia	16,472	15,643
Germany	12,294	10,967
Other Europe	48,249	47,018
Other Asia	21,444	20,339
Other	23,968	22,652
	$506,068	$490,424
80    BROOKFIELD CORPORATION

4.    ACQUISITIONS OF CONSOLIDATED ENTITIES
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the six months ended June 30, 2025.

AS AT JUN. 30, 2025 (MILLIONS)	Private Equity	Renewable Power and Transition	Infrastructure	Real Estate and other	Total
Cash and cash equivalents	$74	$84	$91	$3	$252
Accounts receivable and other	244	647	57	1	949
Other financial assets	—	112	34	2	148
Inventory	213	—	5	—	218
Equity accounted investments	—	929	—	—	929
Property, plant and equipment	209	502	124	118	953
Intangible assets	1,637	—	1,381	—	3,018
Goodwill	1,097	73	146	—	1,316
Deferred income tax assets	3	—	—	—	3
Total assets	3,477	2,347	1,838	124	7,786
Less:
Accounts payable and other	(244)	(277)	(235)	(3)	(759)
Non-recourse borrowings	—	(652)	(638)	—	(1,290)
Deferred income tax liabilities	(119)	—	(213)	—	(332)
Non-controlling interests[1]	—	—	(33)	(3)	(36)
	(363)	(929)	(1,119)	(6)	(2,417)
Net assets acquired[1]	$3,114	$1,418	$719	$118	$5,369
1.Net assets acquired is typically equal to total consideration. Total consideration includes amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
During the six months ended June 30, 2025, the Corporation acquired $7.8 billion of total assets and assumed $2.4 billion of total liabilities through business combinations. Total consideration transferred for the business combinations was $5.4 billion. The valuations of the assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. The Corporation is in the process of obtaining additional information primarily in order to assess the fair values of intangible assets, deferred income taxes and the resulting impact to goodwill as at the date of the acquisitions.
Private Equity
On January 30, 2025, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 100% economic interest in Chemelex, a manufacturer of electric heat tracing systems in the U.S. The Corporation has control of Chemelex through voting rights and, as such, has presented the business on a consolidated basis. Total consideration paid for the business was $1.7 billion. Goodwill of $654 million was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Total revenues of $302 million and net loss of $51 million would have been recorded if the transaction had occurred at the beginning of the year for the six months ended June 30, 2025.
On May 27, 2025, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 26% economic interest in Antylia Scientific (“Antylia”), a leading specialty consumables and equipment manufacturer. The Corporation has control of Antylia through voting rights and, as such, has presented the business on a consolidated basis. Total consideration paid for the business was $1.3 billion. Goodwill of $395 million was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Total revenues of $197 million and net loss of $94 million would have been recorded if the transaction had occurred at the beginning of the year for the six months ended June 30, 2025.
Q2 2025 Interim Report    81

Renewable Power and Transition
On May 29, 2025, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 100% economic interest in a fully integrated developer and operator of renewable power assets in the United States. Total consideration paid for the business was $1.4 billion. Goodwill of $73 million was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Total revenues of $10 million and net loss of $24 million would have been recorded if the transaction had occurred at the beginning of the year for the six months ended June 30, 2025.
In December 2024, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 53% economic interest in Neoen S.A. (“Neoen”), a leading global renewables developer in France. In the first quarter of 2025, the subsidiary, alongside institutional partners, closed a mandatory cash tender offer to acquire additional interests in Neoen for total consideration of $3.3 billion, and held an approximate 100% effective interest as at June 30, 2025. The acquisition of additional interests have been reflected within investing activities in the consolidated statements of cash flows.
For additional details on the December 2024 acquisition of an interest in Neoen, refer to the discussion of business combinations that occurred in the year ended December 31, 2024 on the following page.
Infrastructure
On April 2025, a subsidiary of the company, alongside institutional partners, exercised its option to acquire the remaining interest in Mantiqueira Transmissora de Energia S.A. (“Mantiqueira”), a Brazilian electricity transmission operation. Following the transaction, the Corporation holds a 100% effective interest in Mantiqueira. The Corporation has control of Mantiqueira through voting rights and, as such, has presented the business on a consolidated basis. Total consideration paid for the business was $584 million. Goodwill of $54 million was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Total revenues of $67 million and net income of $21 million would have been recorded if the transaction had occurred at the beginning of the year for the six months ended June 30, 2025.
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the year ended December 31, 2024. No material changes were made to those allocations disclosed in the consolidated financial statements for the year ended December 31, 2024.

AS AT DEC. 31, 2024 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity and Other	Total
Cash and cash equivalents	$553	$393	$4	$950
Accounts receivable and other	443	283	50	776
Other financial assets	345	294	10	649
Assets classified as held for sale	861	270	—	1,131
Property, plant and equipment	7,439	4,141	77	11,657
Intangible assets	—	1,580	52	1,632
Goodwill	3,556	294	49	3,899
Deferred income tax assets	60	—	—	60
Total assets	13,257	7,255	242	20,754
Less:
Accounts payable and other	(1,137)	(2,677)	(41)	(3,855)
Liabilities associated with assets classified as held for sale	(340)	(70)	—	(410)
Non-recourse borrowings	(4,736)	(478)	(14)	(5,228)
Deferred income tax liabilities	(437)	(454)	(10)	(901)
Non-controlling interests[1]	(3,015)	—	(4)	(3,019)
	(9,665)	(3,679)	(69)	(13,413)
Net assets acquired[2]	$3,592	$3,576	$173	$7,341
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Net assets acquired is typically equal to total consideration. Total consideration includes amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.

82    BROOKFIELD CORPORATION

Brookfield recorded $337 million of revenue and $22 million of net income in 2024 from the acquired operations as a result of the acquisitions made during the year. If the acquisitions had occurred on January 1, 2024, they would have contributed $1.8 billion and $130 million to total revenues and net income, respectively for the year ended December 31, 2024.
Renewable Power and Transition
In December 2024, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 53% economic interest in Neoen, a leading global renewables developer in France. The Corporation has control of Neoen through voting rights and, as such, has presented the business on a consolidated basis. The total consideration paid for the business was $3.4 billion. Goodwill of $3.5 billion was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Total revenues and net income that would have been recorded if the transaction had occurred on January 1, 2024 are $579 million and $15 million, respectively for the year ended December 31, 2024.
Infrastructure
On January 12, 2024, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 29% economic interest in Cyxtera Technologies Inc. (“Cyxtera”), a data center portfolio in the U.S., through its U.S. retail colocation data center operation subsidiary. The Corporation has control of Cyxtera through voting rights and, as such, has presented the business on a consolidated basis. The total consideration paid for the business was $803 million, and a bargain purchase gain of $554 million was recorded in fair value changes. No goodwill was recognized.
On September 12, 2024, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 16% economic interest in ATC Telecom Infrastructure Private Limited (“ATC India”), an Indian telecom tower operation. The Corporation has control of ATC India through voting rights and, as such, has presented the business on a consolidated basis. The total consideration paid for the business was $2.0 billion. Goodwill of $294 million was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Had the acquisitions of ATC India and Cyxtera been effective January 1, 2024, the Corporation’s revenue and net income would have increased by approximately $827 million and $96 million, respectively, for the year ended December 31, 2024.
Q2 2025 Interim Report    83

5.    RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
a) Risk Management
The company’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. We use financial instruments primarily to manage these risks.
There have been no material changes to the company’s financial risk exposure or risk management activities since December 31, 2024. Please refer to Note 26 of the December 31, 2024 audited consolidated financial statements for a detailed description of the company’s financial risk exposure and risk management activities.
b) Financial Instruments
The following table lists the company’s financial instruments by their carrying value and fair value as at June 30, 2025 and December 31, 2024:

	2025		2024
AS AT JUN. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$13,703	$13,703	$15,051	$15,051
Other financial assets
Government bonds	2,338	2,338	1,383	1,383
Corporate bonds	4,985	4,985	2,730	2,730
Fixed income securities and other	7,384	7,384	7,888	7,888
Common shares and warrants	5,775	5,775	5,744	5,744
Loans and notes receivable	9,486	9,486	8,142	8,142
	29,968	29,968	25,887	25,887
Accounts receivable and other	21,520	21,520	20,760	20,760
	$65,191	$65,191	$61,698	$61,698
Financial liabilities
Corporate borrowings	$14,973	$14,257	$14,232	$13,471
Non-recourse borrowings of managed entities
Property-specific borrowings	218,535	217,824	204,558	204,502
Subsidiary borrowings	17,126	17,164	16,002	16,076
	235,661	234,988	220,560	220,578
Accounts payable and other	46,678	46,678	45,700	45,700
Subsidiary equity obligations	3,395	3,395	4,759	4,759
	$300,707	$299,318	$285,251	$284,508
84    BROOKFIELD CORPORATION

c) Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2025			2024
AS AT JUN. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$30	$1,357	$—	$21	$1,362	$—
Corporate bonds	—	1,621	796	—	1,554	740
Fixed income securities and other	337	938	5,721	475	909	6,036
Common shares and warrants	284	1,459	4,032	661	1,319	3,764
	651	5,375	10,549	1,157	5,144	10,540
Accounts receivable and other	—	2,026	1,003	—	4,387	353
	$651	$7,401	$11,552	$1,157	$9,531	$10,893
Financial liabilities
Accounts payable and other	$64	$5,498	$3,182	$—	$2,037	$3,523
Subsidiary equity obligations	—	—	76	—	—	129
	$64	$5,498	$3,258	$—	$2,037	$3,652
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Jun. 30, 2025	Valuation Techniques and Key Inputs
Other financial assets	$5,375	Valuation models based on observable market data
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	2,026 / (5,498)	Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

		Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

Q2 2025 Interim Report    85

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Jun. 30, 2025	Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Corporate bonds	$796	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Fixed income securities and other	5,721	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Common shares and warrants	4,032	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
		Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
			• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
Derivative assets/ Derivative liabilities (accounts receivable/payable)	1,003 / (3,182)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the periods ended June 30, 2025:

	Three Months Ended		Six Months Ended
AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2025 (MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance, beginning of period	$11,374	$3,180	$10,893	$3,652
Fair value changes in net income	279	(45)	318	(113)
Fair value changes in other comprehensive income[1]	178	(104)	219	(155)
Transfers out	(72)	(106)	(72)	(144)
Additions (Disposals), net	(207)	333	194	18
Balance, end of period	$11,552	$3,258	$11,552	$3,258
1.Includes foreign currency translation.
86    BROOKFIELD CORPORATION

6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

AS AT JUN. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	Other Financial Assets		Accounts Receivable and Other		Inventory
	2025	2024	2025	2024	2025	2024
Current portion	$9,150	$5,132	$22,065	$20,283	$6,014	$5,418
Non-current portion	$20,818	20,755	9,864	9,935	3,245	3,040
	$29,968	$25,887	$31,929	$30,218	$9,259	$8,458
b)    Liabilities

AS AT JUN. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	Accounts Payable and Other		Corporate Borrowings		Non-Recourse Borrowings of Managed Entities[2]
	2025	2024	2025	2024	2025	2024
Current portion[1]	$30,514	$30,125	$2,528	$767	$38,386	$36,696
Non-current portion	25,995	25,377	12,445	13,465	197,275	183,864
	$56,509	$55,502	$14,973	$14,232	$235,661	$220,560
1.Current portion of corporate borrowings includes $1.4 billion (December 31, 2024 – $767 million) of short-term commercial paper and revolving facility draws. Our commercial paper program is backed by our revolving credit facility, which matures in June 2030.
2.As at December 31, 2024, non-current non-recourse borrowings of managed entities included $13.8 billion of debt obligations with extension options that give the Corporation the substantive right to defer settlement beyond twelve months following the reporting date, but are subject to covenants that are required to be complied with during the twelve months following the reporting date.

Q2 2025 Interim Report    87

7.    HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale as at June 30, 2025:

AS AT JUN. 30, 2025 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate (Core and Transitional & Development)[1]	Real Estate (LP Investments) and Other[1]	Total
Assets
Cash and cash equivalents	$24	$28	$49	$1	$124	$226
Accounts receivable and other	38	231	449	69	93	880
Equity accounted investments	67	522	1	(1)	—	589
Investment properties	—	3,591	—	1,115	10,454	15,160
Property, plant and equipment	1,706	3	330	—	96	2,135
Intangible assets	—	2	153	—	1	156
Goodwill	—	348	163	—	—	511
Other long-term assets	33	—	—	—	17	50
Deferred income tax assets	2	—	3	—	4	9
Assets classified as held for sale	$1,870	$4,725	$1,148	$1,184	$10,789	$19,716
Liabilities
Accounts payable and other	$169	$204	$240	$47	$3,319	$3,979
Non-recourse borrowings of managed entities	574	2,192	479	—	1,218	4,463
Deferred income tax liabilities	195	395	44	—	347	981
Liabilities associated with assets classified as held for sale	$938	$2,791	$763	$47	$4,884	$9,423
1.Real estate core and transitional and development investments are included in our Real Estate segment. Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
As at June 30, 2025, assets held for sale primarily relate to:
•Eight office assets, three retail assets, ten hotels, and one multifamily asset in the U.S., a logistics asset in Spain, our Australia senior living portfolio, our student housing portfolio in Europe, and our net lease real estate operating platform, all in our LP investments included within our Asset Management segment;
•Six office assets and one retail asset in the U.S. included within our Real Estate segment;
•A 633 MW under construction solar asset in India, our partial interest in a multi-national distributed generation development business, a 315 MW portfolio of operating wind assets in Australia, as well as 650 MW of wind, solar, and battery projects in Australia within our Renewable Power and Transition segment;
•Our partial interest in a European hyperscale data center platform within our Infrastructure segment; and
•Our returnable plastic packaging operation and a non-core business in our Indian non-bank financial services operation within our Private Equity segment.
For the six months ended June 30, 2025, we disposed of $11.0 billion and $6.1 billion of assets and liabilities, respectively, primarily related to the sales of several hospitality, retail, manufactured housing, and logistics portfolios in the U.S., an office asset in Australia, logistics assets in Europe, Japan, and South Korea, a 1,004 MW portfolio of wind and solar assets in India, a 845 MW portfolio of wind assets in the U.S., as well as partial interests in our global intermodal logistics operation and the sale of the shuttle tanker operation at our offshore oil services business.
88    BROOKFIELD CORPORATION

8.    EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the balance of investments in associates and joint ventures:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2025 (MILLIONS)
Balance, beginning of period	$68,310
Additions, net of disposals[1]	3,036
Share of comprehensive income[2]	1,009
Distributions received	(1,732)
Returns of capital	(121)
Foreign currency translation and other	1,677
Balance, end of period	$72,179
1.Includes assets sold and amounts reclassified to held for sale.
2.Includes $23 million of other comprehensive income and $986 million of net income.

Additions, net of disposals of $3.0 billion during the period include the recognition of our equity accounted investment in Brookfield India Real Estate Trust (“India REIT”) included within our Asset Management segment, following the deconsolidation of this investment upon the partial sale of our interest, our acquisition of a fully integrated developer and operator of renewable power assets in the U.S. in our Renewable Power and Transition segment, as well as additions in our Infrastructure segment.

9.    INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2025 (MILLIONS)
Fair value, beginning of period	$103,665
Additions	3,417
Dispositions	(1,728)
Assets reclassified as held for sale	(13,803)
India REIT deconsolidation	(3,609)
Fair value changes	(80)
Foreign currency translation and other	3,048
Fair value, end of period[1]	$90,910
1.As at June 30, 2025, the ending balance includes $4.2 billion of right-of-use investment properties (December 31, 2024 – $4.2 billion).
Investment properties include the company’s office, retail, multifamily and other properties. Additions of $3.4 billion primarily relate to the acquisitions of a portfolio of single-family rental homes in the U.S. within our LP investments included in our Asset Management segment, and enhancement of existing assets during the period.
The following table presents our investment properties measured at fair value:

AS AT JUN. 30, 2025 (MILLIONS)
Core	$17,957
Transitional and development	22,218
LP Investments	47,861
Other investment properties	2,874
$90,910
Q2 2025 Interim Report    89

Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis[1]	• Future cash flows – primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value	•Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	•Increases (decreases) in discount rate decrease (increase) fair value	•Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	•Increases (decreases) in terminal capitalization rate decrease (increase) fair value	•Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	• Investment horizon	•Increases (decreases) in the investment horizon decrease (increase) fair value	•Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
1.Certain investment properties are valued using the direct capitalization method instead of a discounted cash flow model. Under the direct capitalization method, a capitalization rate is applied to estimated current year cash flows.
The company’s investment properties are diversified by asset type, asset class, geography and market. Therefore, there may be mitigating factors in addition to those noted above, such as changes to assumptions that vary in direction and magnitude across different geographies and markets.
The following table summarizes the key valuation metrics of the company’s investment properties:

AS AT JUN. 30, 2025	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)
Core	6.3%	4.8%	11
Transitional and development[1]	7.8%	6.2%	10
LP Investments[1]	8.6%	5.5%	9
Other investment properties[2]	7.9%	n/a	n/a
1.The rates presented are for investment properties valued using the discounted cash flow method. These rates exclude multifamily, triple net lease, student housing, manufactured housing and other investment properties valued using the direct capitalization method.
2.Other investment properties include investment properties held in our Infrastructure segment and direct investments within our Asset Management segment.
90    BROOKFIELD CORPORATION

10.    PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2025 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate (Core and Transitional & Development)[3]	Real Estate (LP Investments) and Other[3]	Total
Balance, beginning of period	$76,414	$52,625	$13,387	$315	$10,278	$153,019
Additions	3,667	1,486	1,353	17	185	6,708
Acquisitions through business combinations	502	124	207	—	120	953
Dispositions and assets reclassified as held for sale[1]	(3,029)	(197)	(4,098)	(16)	(261)	(7,601)
Depreciation expense	(1,220)	(1,499)	(723)	(18)	(254)	(3,714)
Foreign currency translation and other	3,295	1,661	773	(3)	549	6,275
Total change	3,215	1,575	(2,488)	(20)	339	2,621
Balance, end of period[2]	$79,629	$54,200	$10,899	$295	$10,617	$155,640
1.Includes the deconsolidation of our healthcare services operation in our Private Equity segment.
2.Our ROU PP&E assets include $1.2 billion (December 31, 2024 – $1.1 billion) in our Renewable Power and Transition segment, $5.0 billion (December 31, 2024 – $5.2 billion) in our Infrastructure segment, $851 million (December 31, 2024 – $924 million) in our Private Equity segment, $66 million (December 31, 2024 – $80 million) in our core and transitional and development investments within our Real Estate segment and $902 million (December 31, 2024 – $829 million) within our Asset Management segment totaling $8.0 billion (December 31, 2024 – $8.1 billion) of ROU assets.
3.Real Estate core and transitional and development investments are included in our Real Estate segment. Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
Q2 2025 Interim Report    91

11.    SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARIES
Brookfield Finance Inc. (“BFI”) was incorporated on March 31, 2015 under the Business Corporations Act (Ontario) and is a subsidiary of the Corporation. Historically, we have also issued debt securities through other subsidiaries, including Brookfield Finance LLC (“BFL”) and Brookfield Finance I (UK) PLC (“BF U.K.”). As at June 30, 2025, BFI is the issuer of the following series of notes (together with BFL and BF U.K. as co-obligors, as noted below):
•$500 million of 4.25% notes due in 2026;
•$1.1 billion of 3.90% notes due in 2028;
•$1.0 billion of 4.85% notes due in 2029;
•$750 million of 4.35% notes due in 2030;
•$500 million of 2.724% notes due in 2031;
•$600 million of 2.34% notes due in 2032 (BF U.K. co-obligor).
•$700 million of 6.35% notes due in 2034;
•$450 million of 5.675% notes due in 2035;
•$900 million of 4.70% notes due in 2047;
•$600 million of 3.45% notes due in 2050 (BFL co-obligor);
•$750 million of 3.50% notes due in 2051;
•$400 million of 3.625% notes due in 2052;
•$950 million of 5.968% notes due in 2054;
•$500 million of 5.813% notes due in 2055;
•$700 million of 6.30% subordinated notes due in 2055; and
•$400 million of 4.625% subordinated notes due in 2080.
In addition, Brookfield Finance II Inc. (“BFI II”) is the issuer of C$1.0 billion of 5.431% notes due in 2032, Brookfield Capital Finance LLC (the “US LLC Issuer”) is the issuer of $550 million of 6.087% notes due in 2033, and BF U.K. is the issuer of $230 million of 4.50% perpetual subordinated notes.
BFL is a Delaware limited liability company formed on February 6, 2017 and is a subsidiary of the Corporation. The US LLC Issuer is a Delaware limited liability company formed on August 12, 2022 and a subsidiary of the Corporation. BFI II was incorporated on September 24, 2020 under the Business Corporations Act (Ontario) and is a subsidiary of the Corporation. Brookfield Finance (Australia) Pty Ltd (“BF AUS”) was incorporated on September 24, 2020 under the Corporations Act 2001 (Commonwealth of Australia) and is a subsidiary of the Corporation. BF U.K. (collectively with BFI, BFI II, BFL, BF AUS, and the US LLC Issuer, the “Debt Issuers”) was incorporated on September 25, 2020 under the U.K. Companies Act 2006 and is a subsidiary of the Corporation. Brookfield Finance II LLC (“BFL II”) was formed on September 24, 2020 under the Delaware Limited Liability Company Act and is a subsidiary of the Corporation. The Debt Issuers are consolidated subsidiaries of the Corporation that may offer and sell debt securities. BFL II is a consolidated subsidiary of the Corporation that may offer and sell preferred shares representing limited liability company interests. Any debt securities issued by the Debt Issuers are, or will be, fully and unconditionally guaranteed as to payment of principal, premium (if any), interest and certain other amounts by the Corporation. Any preferred shares representing limited liability company interests issued by BFL II will be fully and unconditionally guaranteed as to payment of distributions when due, amounts due on redemption, and amounts due on the liquidation, dissolution or winding-up of BFL II, in each case by the Corporation.
The US LLC Issuer, BFI II, BFL, BFL II, BF AUS and BF U.K. have no independent activities, assets or operations other than in connection with any securities that they may issue.
92    BROOKFIELD CORPORATION

Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the real estate, renewable power and infrastructure sectors, as well as a portfolio of preferred shares issued by the Corporation’s subsidiaries. The Corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at June 30, 2025, C$20 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.
The following tables contain summarized financial information of the Corporation, BFI, BFI II, BFL, BFL II, BF AUS, BF U.K., the US LLC Issuer, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2025 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$289	$125	$(31)	$—	$—	$—	$—	$11	$41	$21,078	$(3,430)	$18,083
Net income (loss) attributable to shareholders	272	(4)	(40)	—	—	—	—	—	(41)	2,538	(2,453)	272
Total assets	78,164	14,724	739	—	—	—	169	552	4,116	643,208	(235,604)	506,068
Total liabilities	31,568	13,038	733	2	—	—	1	550	3,530	331,723	(36,722)	344,423
Non-controlling interest – preferred equity	—	—	—	—	—	—	230	—	—	—	—	230

AS AT DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED JUN. 30, 2024 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$876	$506	$18	$—	$—	$—	$4	$11	$48	$26,365	$(4,778)	$23,050
Net income (loss) attributable to shareholders	43	403	8	—	—	—	3	—	23	3,379	(3,816)	43
Total assets	85,449	11,640	699	—	—	—	169	552	3,907	557,003	(168,995)	490,424
Total liabilities	39,472	10,457	693	2	—	—	1	550	3,423	312,176	(41,733)	325,041
Non-controlling interest –preferred equity	—	—	—	—	—	—	230	—	—	—	—	230

FOR THE SIX MONTHS ENDED JUN. 30, 2025 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$1,146	$233	$(21)	$—	$—	$—	$4	$22	$84	$40,665	$(6,106)	$36,027
Net income (loss) attributable to shareholders	345	(20)	(40)	—	—	—	4	—	(27)	4,527	(4,444)	345

FOR THE SIX MONTHS ENDED JUN. 30, 2024 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$1,735	$600	$44	$—	$—	$—	$8	$22	$97	$50,706	$(7,255)	$45,957
Net income (loss) attributable to shareholders	145	402	24	—	—	—	7	—	56	4,971	(5,460)	145
1.This column accounts for investments in all subsidiaries of the Corporation under the equity method.
2.This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFI II, BFL, BFL II, BF AUS, BF U.K., the US LLC Issuer and BIC on a combined basis.
3.This column includes the necessary amounts to present the company on a consolidated basis.
Q2 2025 Interim Report    93

12.     EQUITY
Common Equity
The company’s common equity is comprised of the following:

AS AT JUN. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	2025	2024
Common shares	$10,780	$10,806
Contributed surplus	130	114
Retained earnings	16,248	17,066
Ownership changes	5,767	5,045
Accumulated other comprehensive income	9,568	8,843
Common equity	$42,493	$41,874
The company is authorized to issue an unlimited number of Class A Limited Voting Shares ("Class A shares") and 85,120 Class B Limited Voting Shares ("Class B shares"). The company’s Class A shares and Class B shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of Class A and Class B shares, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
The holders of the company’s Class A shares and Class B shares received cash dividends during the second quarter of 2025 of $0.09 per share (2024 – $0.08 per share).
The number of issued and outstanding Class A and Class B shares and unexercised options are as follows:

AS AT JUN. 30, 2025 AND DEC. 31, 2024	2025	2024
Class A shares[1]	1,495,582,448	1,506,464,968
Class B shares	85,120	85,120
Shares outstanding[1]	1,495,667,568	1,506,550,088
Unexercised options, other share-based plans[2] and exchangeable shares of affiliate	93,948,780	95,805,397
Total diluted shares	1,589,616,348	1,602,355,485
1.Net of 120,182,422 Class A shares held by the company in respect of long-term compensation agreements as at June 30, 2025 (December 31, 2024 – 104,786,155).
2.Includes management share option plan and escrowed stock plan.
The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30	2025	2024	2025	2024
Outstanding, beginning of period[1]	1,500,059,831	1,512,906,498	1,506,550,088	1,523,457,459
Issued (Repurchased)
Issuances	201,399	658,243	1,199,544	1,594,541
Repurchases[2]	(6,072,493)	(7,098,910)	(14,576,903)	(20,313,372)
Long-term share ownership plans[3]	1,399,325	1,752,920	2,402,195	3,467,385
Dividend reinvestment plan and other	79,506	13,168	92,644	25,906
Outstanding, end of period[4]	1,495,667,568	1,508,231,919	1,495,667,568	1,508,231,919
1.Net of 114,151,664 Class A shares held by the company in respect of long-term compensation agreements as at March 31, 2025 (March 31, 2024 – 93,511,317).
2.Includes 6.1 million shares repurchased during the three months ended June 30, 2025, net restricted share grants, and other.
3.Includes management share option plan and restricted stock plan.
4.Net of 120,182,422 Class A shares held by the company in respect of long-term compensation agreements as at June 30, 2025 (June 30, 2024 – 100,610,227).
94    BROOKFIELD CORPORATION

Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2025	2024	2025	2024
Net income attributable to shareholders	$272	$43	$345	$145
Preferred share dividends	(42)	(42)	(82)	(84)
Net income available to shareholders	230	1	263	61
Dilutive impact of exchangeable shares	3	—	6	—
Net income available to shareholders including dilutive impact of exchangeable shares	$233	$1	$269	$61

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2025	2024	2025	2024
Weighted average – Class A and Class B shares	1,496.2	1,509.6	1,500.1	1,514.3
Dilutive effect of conversion of options and escrowed shares using treasury stock method and exchangeable shares of affiliate	76.5	26.4	77.9	24.4
Class A and Class B shares and share equivalents	1,572.7	1,536.0	1,578.0	1,538.7
Share-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) generally vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date. During the three months ended June 30, 2025, the company did not grant any stock options. During the six months ended June 30, 2025, the company granted 0.9 million stock options at a weighted average exercise price of $60.28. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 31.3% volatility, a weighted average expected dividend yield of 0.8% annually, a risk-free rate of 4.4% and a liquidity discount of 25%.
The company previously established an Escrowed Stock Plan (“ESP”) whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Class A shares and therefore the escrowed shares represent an interest in the underlying Class A shares. The escrowed shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended June 30, 2025, the company did not grant any escrowed shares. During the six months ended June 30, 2025, the company granted 1.5 million escrowed shares at a weighted average price of $60.28. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average term of 7.5-year term, 31.3% volatility, a weighted average expected dividend yield of 0.8% annually, a risk-free rate of 4.4% and a liquidity discount of 25%.

Q2 2025 Interim Report    95

13.    REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE THREE MONTHS ENDED JUN. 30, 2025 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$1,107	$—	$1,764	$4,944	$6,240	$545	$14,600
Other revenue	1,322	93	89	793	724	462	3,483
	$2,429	$93	$1,853	$5,737	$6,964	$1,007	$18,083

FOR THE SIX MONTHS ENDED JUN. 30, 2025 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$2,232	$—	$3,487	$9,804	$12,444	$1,176	$29,143
Other revenue	2,181	141	212	1,558	1,497	1,295	6,884
	$4,413	$141	$3,699	$11,362	$13,941	$2,471	$36,027

FOR THE THREE MONTHS ENDED JUN. 30, 2024 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$1,416	$—	$1,443	$4,568	$11,301	$702	$19,430
Other revenue	1,217	101	106	678	827	691	3,620
	$2,633	$101	$1,549	$5,246	$12,128	$1,393	$23,050

FOR THE SIX MONTHS ENDED JUN. 30, 2024 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$2,679	$—	$2,937	$9,186	$22,664	$1,369	$38,835
Other revenue	2,491	162	147	1,339	1,631	1,352	7,122
	$5,170	$162	$3,084	$10,525	$24,295	$2,721	$45,957
b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE THREE MONTHS ENDED JUN. 30, 2025 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$301	$73	$—	$4,279	$293	$4,946
Services transferred over a period of time	806	1,691	4,944	1,961	252	9,654
	$1,107	$1,764	$4,944	$6,240	$545	$14,600

FOR THE SIX MONTHS ENDED JUN. 30, 2025 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$569	$119	$—	$8,594	$670	$9,952
Services transferred over a period of time	1,663	3,368	9,804	3,850	506	19,191
	$2,232	$3,487	$9,804	$12,444	$1,176	$29,143

FOR THE THREE MONTHS ENDED JUN. 30, 2024 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$411	$95	$—	$9,457	$454	$10,417
Services transferred over a period of time	1,005	1,348	4,568	1,844	248	9,013
	$1,416	$1,443	$4,568	$11,301	$702	$19,430

FOR THE SIX MONTHS ENDED JUN. 30, 2024 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$806	$182	$—	$19,046	$872	$20,906
Services transferred over a period of time	1,873	2,755	9,186	3,618	497	17,929
	$2,679	$2,937	$9,186	$22,664	$1,369	$38,835
96    BROOKFIELD CORPORATION

14.    FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2025	2024	2025	2024
Investment properties	$35	$(224)	$(80)	$(137)
Transaction related income, net of expenses	(22)	(137)	50	291
Financial contracts	509	81	599	138
Impairment and provisions	(118)	(77)	(464)	(150)
Other fair value changes	393	(396)	(132)	(737)
	$797	$(753)	$(27)	$(595)
15.    SUBSEQUENT EVENTS
Subsequent to June 30, 2025, the Board of Directors approved a three-for-two stock split of the company’s outstanding Class A Shares. The stock dividend will be payable on October 9, 2025 to shareholders of record at the close of business on October 3, 2025. Fractional shares will be paid in cash based on the closing price of the Class A Shares on the Toronto Stock Exchange on the record date.

Q2 2025 Interim Report    97

Shareholder Information

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Corporation
Brookfield Place, 181 Bay Street, Suite 100
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
E: bn.enquiries@brookfield.com
bn.brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
TSX Trust Company
301 - 100 Adelaide Street West
Toronto, ON M5H 4H1
T: 1-800-387-0825 (North America)
    416-682-3860 (outside North America)
F: 1-888-249-6189 (North America)
    514-985-8843 (outside North America)
E: shareholderinquiries@tmx.com
www.tsxtrust.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2024 Annual Report is available in French on request from the company and is filed with and available through SEDAR+ at www.sedarplus.ca.

Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate on the record date, which is 15 days prior to the payment date for the dividend.

Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the U.S. to receive their dividends in the form of newly issued Class A shares.

Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which board lots of Class A Shares have traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant Investment Date[1] on which at least one board lot of Class A Shares has traded, as reported by the New York Stock Exchange (the “NYSE VWAP”).

Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant Investment Date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BN	New York
	BN	Toronto
Class A Preference Shares
Series 2	BN.PR.B	Toronto
Series 4	BN.PR.C	Toronto
Series 13	BN.PR.K	Toronto
Series 17	BN.PR.M	Toronto
Series 18	BN.PR.N	Toronto
Series 24	BN.PR.R	Toronto
Series 26	BN.PR.T	Toronto
Series 28	BN.PR.X	Toronto
Series 30	BN.PR.Z	Toronto
Series 32	BN.PF.A	Toronto
Series 34	BN.PF.B	Toronto
Series 36	BN.PF.C	Toronto
Series 37	BN.PF.D	Toronto
Series 38	BN.PF.E	Toronto
Series 40	BN.PF.F	Toronto
Series 42	BN.PF.G	Toronto
Series 44	BN.PF.H	Toronto
Series 46	BN.PF.I	Toronto
Series 48	BN.PF.J	Toronto
Series 51	BN.PF.K	Toronto
Series 52	BN.PF.L	Toronto

1 “Investment Date” means each dividend payment date upon which cash dividends paid on all Class A Shares registered in the name of a shareholder, net of any applicable withholding taxes, are reinvested.

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	15 days prior to the payment date	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 51	Last day of each month	12th day of following month
Series 52	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

98 BROOKFIELD ASSET MANAGEMENT

Board of Directors and Officers
BOARD OF DIRECTORS

M. Elyse Allan, C.M. Vice-chair of Ontario Health, former President and Chief Executive Officer, General Electric Canada Company Inc., and former Vice-President, General Electric Company	Maureen Kempston Darkes, O.C., O.ONT. Former Group Vice-President and President, Latin America, Africa and Middle East, General Motors Corporation	Lord O’Donnell Ambassador, Frontier Economics Ltd.
Jeffrey M. Blidner Vice Chair, Brookfield Corporation	Brian D. Lawson Vice Chair, Brookfield Corporation	Hutham S. Olayan Chair of the Shareholders Board of The Olayan Group, former Chair of the Corporate Board of The Olayan Group and former President and CEO of Olayan America
Jack L. Cockwell, C.M. Chair, Brookfield Partners Foundation	Howard S. Marks Co-chair, Oaktree Capital Management L.P.	Satish Rai Chair of Richcraft Properties and Vice-Chair of Forum Asset Management, and former Senior Advisor and Chief Investment Officer of OMERS
Bruce Flatt Chief Executive Officer, Brookfield Corporation and Brookfield Asset Management Ltd.	Hon. Frank J. McKenna, P.C., O.C., O.N.B. Chair, Brookfield Corporation and Deputy Chair, TD Bank Group	Diana L. Taylor Former Superintendent of Banks for the State of New York, Deputy Secretary to the Governor of New York and Chief Financial Officer for the Long Island Power Authority
Janice Fukakusa, C.M., F.C.P.A., F.C.A. Former Chief Administrative Officer and Chief Financial Officer, Royal Bank of Canada	Rafael Miranda Former Chief Executive Officer, Endesa, S.A.
Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
Bruce Flatt, Chief Executive Officer
Nicholas Goodman, President and Chief Financial Officer
Justin B. Beber, Chief Operating Officer

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC® stock.
Q2 2022 INTERIM REPORT    99

This page is intentionally left blank

BROOKFIELD CORPORATION

Brookfield.com

NYSE: BN
TSX: BN

BROOKFIELD CORPORATE OFFICES

United States

Brookfield Place
250 Vesey Street
15th Floor
New York, NY
10281-0221
+1.212.417.7000

Canada

Brookfield Place
181 Bay Street, Suite 100
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom

One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44.20.7659.3500

Australia

Brookfield Place
Level 19
10 Carrington Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil

Avenida das Nações Unidas,
14.401
Parque da Cidade-Torre Paineira
15º andar
São Paulo–SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates

Level 24, ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India

Unit 1
4th Floor, Godrej BKC
Bandra Kurla Complex
Mumbai 400 051
+91.22.6600.0700

China

Unit 01, 11F
Tower C, One East
No. 768 South Zhongshan 1st Road
Huangpu District, Shanghai
200023
+86.21.2306.0700

OAKTREE CORPORATE OFFICES

United States

333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States

1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom

Verde
10 Bressenden Place
London SW1E 5DH
+44.20.7201.4600

Hong Kong

Suite 6101, 61/Floor
Two International Finance Centre
8 Finance Street
Central
+85.23655.6800

REGIONAL OFFICES (BROOKFIELD & OAKTREE)

North America

Bermuda
Brentwood
Calgary
Chicago
Dallas
Houston
Los Angeles
Stamford

South America

Bogotá

Europe / Middle East

Amsterdam
Dublin
Frankfurt
Luxembourg
Madrid
Paris
Stockholm
Zurich
Dubai
Riyadh

Asia Pacific

Sydney
Beijing
Hong Kong
Mumbai
Seoul
Shanghai
Singapore
Tokyo